
SUPPL


04035928

SHISEIDO
ANNUAL REPORT 2004
For the year ended March 31, 2004

Since Shiseido commenced operations as Japan's first Western-style pharmacy in Tokyo's Ginza district in 1872, 132 years have elapsed. The name Shiseido derives from a Chinese expression meaning "all things come from Mother Earth." It embodies our frontier spirit — our ongoing quest to foster new types of culture.

Through to the present day, we have consistently adhered to a policy of "discovering new levels of value and creating a beautiful, cultured lifestyle." This policy has led to the development of high-value-added products and services in a diversity of businesses, from cosmetics to toiletries, professional, health & beauty foods, and pharmaceuticals.

THE SHISEIDO WAY

With our customers

Through the creation of true value and exceptional quality, we strive to help our customers realize their dreams of beauty, well-being and happiness.

With our business partners

Joining forces with partners who share our aims, we act in a spirit of sincere cooperation and mutual assistance.

With our shareholders

We aim to win the support of our shareholders by retaining earnings for future investments and paying dividends which come from sound business results, and to uphold their trust through transparent management practice.

With our employees

The individuals who make up our workforce — in all their diversity and creativity — are our most valuable corporate asset. We strive to promote their professional development and to evaluate them fairly. We recognize the importance of their personal satisfaction and well-being, and seek to grow together with them.

With our society

We respect and obey all laws in all regions in which we do business.
Safety and preservation of the natural environment are our highest priorities.
In cooperation with local communities and in harmony with international society, we call on our cultural resources in creating a global, beautiful, cultured lifestyle.

Contents

Forward-Looking Statements

In this annual report, statements other than historical facts are forward-looking statements that reflect the Company's plans and expectations. These forward-looking statements involve risks, uncertainties and other factors that may cause actual results and achievements to differ from those anticipated in these statements.

Financial Highlights

Shiseido Company, Limited, and Subsidiaries
For the years ended March 31, 2002, 2003 and 2004

	Millions of yen (Except per share data)			Percent change	Thousands of dollars (Note 2) (Except per share data)
	2002	2003	2004	2004/2003	2004
Operating Results (For the year):					
Net sales	¥589,962	¥621,250	**¥624,248**	+0.5%	**$5,674,984**
Income from operations	25,572	48,993	**39,052**	−20.3	**355,023**
Net income (loss)	(22,768)	24,496	**27,541**	+12.4	**250,374**
Financial Position (At year-end):					
Total assets	¥664,041	¥663,403	**¥626,730**	−5.5%	**$5,697,549**
Shareholders' equity	345,667	353,466	**374,550**	+6.0	**3,404,998**
Per Share Data (In yen and U.S. dollars):					
Net income (loss) (Note 1)	¥ (54.6)	¥ 58.0	**¥ 64.9**	+12.0%	**$ 0.59**
Shareholders' equity (Note 1)	818.0	844.7	**903.7**	+7.0	**8.22**
Cash dividends	16.0	20.0	**22.0**		**0.20**
Return on equity (ROE)	(6.4)%	7.0%	**7.6%**		

Notes: 1. Net income (loss) per share (primary) is calculated based on the weighted average number of shares outstanding during the respective years. Shareholders' equity per share is calculated based on the number of shares outstanding at the end of each respective year.
2. U.S. dollar amounts are converted from yen, for convenience only, at the rate of ¥110=US$1.

Net Sales / Overseas Sales Ratio



(Billions of yen)
(%)
750
500
250
0
30
20
10
0
2000
2001
2002
2003
2004
Net Sales (Left scale)
Overseas Sales Ratio (Right scale)

Income from Operations / Operating Profitability



(Billions of yen)
(%)
50
40
30
20
10
0
10
8
6
4
2
0
2000
2001
2002
2003
2004
Income from Operations (Left scale)
Operating Profitability (Right scale)

Net Income (Loss) / ROE



(Billions of yen)
(%)
30
20
10
0
-25
-50
9
6
3
0
-10
-20
2000
2001
2002
2003
2004
Net Income (Loss) (Left scale)
ROE (Right scale)

Net Sales by Industry Segment (Outer circle)
Income from Operations by Industry Segment (Inner circle)



Others
11.0%
10.6%
0.9%
5.7%
Toiletries
93.4%
78.4%
Cosmetics

Net Sales by Geographic Segment (Outer circle)
Income from Operations by Geographic Segment (Inner circle)



Asia / Oceania
Americas
7.0%
6.9%
0.3%
11.6%
Europe
11.6%
7.2%
80.9%
74.5%
Japan

*Unallocatable costs have not been deducted from figures for income from operations by industry and geographic segment.

To Our Stakeholders



Morio Ikeda
President & CEO (Representative Director)

Shigeo Shimizu
Vice President/Corporate Senior Executive Officer (Representative Director)

With the year ending March 31, 2005 positioned as the year to maximize the benefits of the reforms focused on the sales counter, we will take a proactive stance in conducting management to lay a solid foundation for future growth.

Results for the Year Ended March 31, 2004

In the year under review, in the pursuit of ongoing structural reforms initiated in the year ended March 2002, we concentrated management resources on core brands/lines and strengthened consultation-based sales. However, net sales registered a modest 0.5 percent increase year-on-year to ¥624.2 billion due to factors including continuing weak consumer spending and intensified competition. In addition, with an increase in pension expenses and office relocation expenses, income from operations declined 20.3 percent to ¥39.1 billion. We recorded a ¥26.7 billion gain on the transfer of the entrusted portion (*daiko henjo*) of the retirement benefit obligation, while losses included ¥4.1 billion in restructuring expenses, primarily for U.S. businesses (including loss on disposal of inventories and liquidation of a joint-venture company), and a ¥4.2 billion impairment loss on intangible assets (goodwill and trademark rights) of a U.S. subsidiary. As a result, net income increased 12.4 percent to ¥27.5 billion.

Initiatives in the Year Ended March 31, 2004

The structure of the Japanese cosmetics industry is changing significantly with the diversification of consumer needs, expansion of structured retail outlets (mainly drugstores), and intensified competition as more new companies enter the market. To deal with these environmental changes, since the year ended March 2002 we have defined the sales counter, where direct interaction with customers occurs, as the foundation of all activities, and are promoting structural reforms with this focus from sales to production and distribution.

Amid these conditions, we pursued the following four key strategies.

The first strategy was to rejuvenate voluntary chain stores and become more responsive to structured retailers. For voluntary chain stores, we strengthened consultation-based sales using information from the "Partner 21" point-of-sale (POS) terminals and Beauty Consultants' PDAs. For structured retailers, systematic measures to expand sales space included organizing a specialized team for robust, effective maintenance of the spaces. At the same time, we launched new lines and items tailored to this channel, such as *Majolica Majorca* in July 2003 and *Beauty Voltage* in October 2003.

The second strategy was to accelerate globalization and consolidate expansion into the Chinese market. We positioned China, with its high growth potential, as a strategic priority, and conducted aggressive promotions, including new item launches from the exclusive Chinese brand *AUPRES*. As a result, after overcoming the impact of severe acute respiratory syndrome (SARS) in the first half, *AUPRES* sold favorably. Moreover, we introduced our voluntary chain store business, with the opening of directly managed model stores in Shanghai, Beijing and Hangzhou.

The third strategy was to manifest our comprehensive strengths through frameworks and systems conducive to composite value creation. To deploy the collective strengths of the Shiseido Group, we advanced a strategy for sharing the SHISEIDO corporate brand, a valuable asset, among Group companies in Japan. We also responded to diversifying customer values, with flexible organization and structures that display our comprehensive strengths. In particular, we conducted a worldwide reorganization that classifies each Group brand into one of five clear categories: Global Cosmetics, Regional Cosmetics (brands centered in Japan), Professional, Toiletries, and Diversified.

The fourth strategy was to reinforce our operating foundation to achieve a more robust earnings base. In addition to promoting consultation-based sales and developing strong brands/lines and products, we further improved production and logistics efficiency. As part of these measures, we merged subsidiary factories into the parent company to complete the domestic six-factory system in October 2003, as the first step in consolidating production facilities.

Although we implemented these key strategies in the year under review to increase sales and reform our income structure, the speed of these reforms is still unsatisfactory compared to the speed of rapid external changes. We consider accelerating these reforms to be an urgent task.

Key Strategies in the Year Ending March 31, 2005

Our operating environment is changing significantly, with reorganization in the domestic cosmetics industry and the accelerating pace of competitors entering the Chinese market. Personal consumption in Japan, however, is trending toward recovery. We believe that these conditions make this year the right time to take aggressive actions in the market. While maximizing the results of the reforms to date, we will invest aggressively to increase market share. We have carried out organizational reforms to execute these objectives. Under the new system, corporate officers have been assigned to seven areas in Japan as Chief Area Managing Officers (CAOs). We aim to expand "regional market share" under this new structure, and will conduct proactive management to reform the Company from the front line of sales.

In particular, we will implement the following three key strategies to ensure steady results.

1. Solidify Foundations for Growth and Expand Share of the Domestic Cosmetics Business

To date, we have been a leading company in Japan's cosmetics market. The SHISEIDO brand that we have cultivated is widely well received today. However, our market share is gradually declining due to factors including the change in distribution structure and an increase in the number of emerging Japanese manufacturers. Halting this decline is our highest and most urgent priority. Therefore, in the year ending March 2005, we plan to recapture market share by strengthening our sales force, products and advertising, thus improving "regional market share" in each area of Japan.

In our sales force, we dispatched our CAOs to the sales front in February 2004. By transferring responsibility and authority to the CAOs, we have established a system for rapidly and efficiently allocating management resources. Moreover, in April we started reinforcing our response capabilities to the market through substantial increases in the number of sales representatives and Beauty Consultants.

In products, while meeting the demands of customers who want to be beautiful and healthy, we will introduce strong new products tailored to the respective characteristics of the voluntary chain store and the structured retailer sales channels. At the same time, we will consolidate certain brands/lines for a lineup that gives us a competitive advantage.

In advertising, we will support stores by emphasizing the placement of effective ads that attract customers, and by substantially increasing the volume of advertising such as television commercials and magazine ads.

In addition to the previous year's investment, we will inject ¥25 billion into the domestic cosmetics business alone in order to implement these measures and set sales back on a growth trajectory.

2. Accelerate Globalization through Strengthening Development in the Chinese Market

The cosmetics market in China continues to grow vigorously, with a market size of ¥1,200 billion forecast by 2010. Launched in 1994, the exclusive Chinese brand *AUPRES* is already perceived as a Chinese national brand. However, global competition will most likely intensify further, against the backdrop of rapid growth in the Chinese market. For this reason, while promoting the further evolution of *AUPRES*, we aim to develop a voluntary chain of 5,000 Shiseido stores by the year ending March 2009, using the voluntary chain store expertise cultivated in Japan. As in Japan, we posted a corporate officer to China as a CAO, and established a system that enables integration of Group operations in China and rapid decision-making. Through these measures, we aim to increase over-the-counter sales to the ¥100 billion level by the year ending March 2009, and become a leading company in the Chinese market.

3. Reform and Revamp Our Business Base to Achieve Further Growth and Progress

For vigorous future growth and progress, we are working to maximize the Group's collective strengths. Therefore, we have started to formulate an integrated strategy covering all of Shiseido's operations, including cosmetics, toiletries, professional business and pharmaceuticals. Measures to raise synergy within the Shiseido Group from a medium- to long-term viewpoint are being examined, with the Marketing Development Department established in April taking the lead. Moreover, the production and logistics reforms in progress will be advanced further to strengthen cost competitiveness and improve earnings. These measures include the factory consolidation scheduled from 2005 to 2006.

Increasing Corporate Value

Since its founding, Shiseido has maintained its corporate commitment to "hospitality," "contributing to society" and "sharing in the experience of satisfied customers." In other words, we believe that the origin of trade is based on trust between people. Increasing the trust of stakeholders will improve the SHISEIDO corporate brand and lead to continuing growth in corporate value.

To this end, we aim to increase shareholder value as well as corporate value by making sure the current reforms succeed and sustainable earnings growth is achieved. We have set a "total return ratio," which represents the sum of dividends paid and share buybacks as a proportion of consolidated net income. To achieve the medium-term total return ratio target of 60 percent, we prioritize stable dividends and flexible share buybacks, and aim for "total shareholder returns" that incorporate medium-term share price gains.

As a company in coexistence with society, Shiseido will pursue not only its own economic benefit but also cultural, social and human responsibilities. We will strive to carry out highly regarded corporate social responsibilities, and to be a company valued by all stakeholders, including shareholders, customers, business partners, employees and society. We will remain fully committed to contributing to customers worldwide.

We look forward to your renewed support as we embrace the challenges of the future.

June 29, 2004

Morio Ikeda
President & CEO (Representative Director)

S. Shimizu

Shigeo Shimizu
Vice President/Corporate Senior Executive Officer
(Representative Director)

In an operating environment undergoing significant change, Shiseido is further accelerating the sales-counter-focus reforms initiated in 2001. We aim to achieve dramatic growth and a sustainable increase in corporate value by maximizing our unvarying strengths and conducting proactive management to provide us with renewed power.

Proactive Management

Domestic Cosmetics Business

Substantially Enhancing Investment in Growth Areas

Restructuring Marketing Style from the Customer's Viewpoint

Establishing a Vigorous Sales Organization

Overseas Business

Taking Aggressive Measures in the Chinese Market

Expanding Our Overseas Presence

Business Processes

Reforming Production and Logistics

Continuously Evolving Research and Development

Substantially Enhancing Investment in Growth Areas

Promoting Strategies by Channel

Vitalizing Voluntary Chain Stores

As a place to convey Shiseido's values through customer counseling, voluntary chain stores constitute an important channel that supports our cosmetics business.

Aiming to strengthen relations with voluntary chain stores, we further enhanced the "Partner 21" point-of-sale (POS) terminals installed in 2001, and introduced the "Shiseido Online System" to improve communication among customers, stores and Shiseido. These measures will enable us to provide customers with individually tailored beauty services and information, and deepen relationships among the three parties.



"Partner 21" point-of-sale terminals installed at voluntary chain stores, et al.

We are categorizing the some 7,000 "Camellia Circle" stores, which comprise the backbone of the voluntary chain store network, by factors including sales scale, sales method and location, to implement support measures such as training and education suited to the characteristics of each category. At the same time, in tackling management issues at the voluntary chain stores, we will offer business diagnosis, as well as our expertise, to assist in strengthening their management infrastructure.

We have positioned *D'ici là*, a non-Shiseido brand, as a strategic voluntary chain store brand, and will deploy in-store sales staff dedicated to *D'ici là*, as well as introduce new agreements with stores. Coupled with measures for SHISEIDO brand items, we will regain market share in this channel, and secure an overwhelming advantage for the Shiseido Group.



Launched under the concept of synergy between skin and spirit, *D'ici là* is newly positioned as a strategic brand for voluntary chain stores.

Greater Response to Structured Retailers

The structured retailer channel, which includes drug stores and general merchandisers, has been expanding significantly as a cosmetics sales channel capable of accommodating a wide variety of customers, from those who prefer to choose cosmetics by themselves to those who want pertinent advice. This channel represents an important place to increase contact with customers.

In particular, we will aim to increase the size and appeal of sales spaces. To the head offices of each retailer group, we are offering marketing proposals built around the characteristics of affiliated stores and customers. At the same time, specialized maintenance teams are being sent to assemble product lineups at each sales space. We will work to improve our customer appeal and in-store share by increasing investments for the Shiseido corners and by building an information system that matches each retailer's IT environment.

Enhancing Marketing Expenditures

Given changes in the market and the recovery trend in consumer spending, we expect to recover our share of the domestic cosmetics market in the year ending March 31, 2005 by conducting marketing activities and investments more aggressively than in the past. Spending will be focused on key marketing issues. These include developing and launching appealing products and strong brands/lines that accurately meet customer needs and desires, and strengthening both the quality and quantity of advertising, which creates the opportunity for customers to get to know our products. The number of Beauty Consultants, who work to satisfy customers, will also be increased.





Shiseido's aggressive advertising activities focus on effective advertisements that attract customers.

At the same time, in order to maintain growth in the future, we will actively invest in the installation of the "Shiseido Online System" to enhance customer relations in the medium- to long-term, and in education and training to improve retailers' services and counseling for customers. Through these measures, we will secure a solid foundation for future growth.

Aggressive Expansion into New Growth Areas

While strengthening the cosmetics business, we will expand into new business areas where synergy is expected. In particular, we are actively creating new value through the combination of the cosmetics, pharmaceuticals and health foods businesses, as customer interest in health and beauty care grows. Aiming to increase loyal customers of the exclusive voluntary chain store line *Bénéfique*, we launched *Bénéfique Supplecare*, a beauty supplement, in October 2003. We will further increase competitiveness in the health and beauty care market by developing these kinds of products.

Restructuring Marketing Style from the Customer's Viewpoint

Promoting Brand Strategies According to Customers and Channels


BÉNÉFIQUE
BÉNÉFIQUE
BÉNÉFIQUE
BÉNÉFIQUE

Anti-aging line *Bénéfique Renew White* moisturizes and firms the skin while brightening the complexion.

Customers' purchasing styles are diversifying as their values and awareness of cosmetics become more diverse and sophisticated. There is a wide range of purchasing styles, from those of customers who want counseling to learn about the most personally suitable methods to those of "self-selection" customers who want to select and try cosmetics by themselves. Each customer has multiple needs, and uses different sales channels depending on the need that must be met. To accurately meet these needs, we will concentrate further on creating the attractive products and strong brands/lines that customers will continue to select.

To strengthen the voluntary chain store line *Bénéfique*, introduced in 1996, we have added the new *Bénéfique Renew White* line and increased marketing expenses for further sales growth.

In the structured retailer channel, we launched the new *Majolica Majorca* makeup line in July 2003, and *Beauty Voltage*, a new line that has been making inroads in the young women's skincare market since its introduction in October 2003. Support from targeted customers is expanding sales of both lines.

We will concentrate on strong, promising brands/lines by creating and repositioning them in line with customer needs and sales channel characteristics. We plan to establish a system based on these selected brands/lines by the end of March 2005.

Reforming the "Hanatsubaki Club"

We have worked to link customers, stores and Shiseido under a philosophy of coexistence and co-prosperity, and will further strengthen those ties through the "Shiseido Online System," newly introduced in April 2004 with information technology. This enhanced network will facilitate three-way communication and information sharing, and help establish firmer relationships through optimal beauty services for each customer, effective one-on-one sales counter activities and other sales initiatives. For members of the "Hanatsubaki Club," a group of loyal customers, we will award points accumulated through purchases of Shiseido products and provide new services at approximately 16,000 participating stores.

Establishing a Vigorous Sales Organization

Strengthening the Sales Front and Restructuring the Support System

In order to recover market share and our dominant position in the domestic cosmetics market, we are strengthening our sales force by revitalizing the sales front. In April 2004, we sent 150 members of our staff, primarily young employees from the Head Office, to the sales front. Moreover, we are substantially increasing the number of Beauty Consultants who interact with customers in all sales channels in order to strengthen our in-store services.



The selling power of the stores is increased by strengthening the sales front with younger sales representatives.

In addition, we have restructured the Head Office to support these measures. Sales front information will be quickly reflected in management, and sales counters have been made the focal point of all decision-making. By April 2004, we had suspended the multi-tiered Headquarters/Divisions system and consolidated its operations, while downsizing the Head Office. With its main mission of supporting the sales counters, the Head Office will add new value to information from the sales front by incorporating it into products, advertisements and promotions, which will then be sent back to the sales front.



Beauty Consultants, Shiseido's greatest strength, offer detailed counseling.

Strengthening Area Correspondence

Through the above measures, we will steadily increase the sales of each store and expand our regional market share. We believe that the sum total of these regional increases is linked to achieving an overall market share gain for Shiseido. For that reason, we have dispatched corporate officers as Chief Area Managing Officers (CAOs) in seven areas throughout Japan.

CAOs will work to increase regional market share by assessing the situations and tasks for their areas and distributing management resources effectively, at the closest location to customers and business partners. At the same time, we will steadily work toward the goal of marketing focused on sales counters and customers by rapidly reflecting market conditions and the opinions of front-line sales staff.

In sales promotion expenses, we will increase the discretionary sums of the Branch Offices and the Sales Divisions, both of which are on the sales front, and strengthen each region's response capabilities by forming a strategic, timely system for dealing with local issues.

Taking Aggressive Measures in the Chinese Market

Aggressive Development of the Exclusive Chinese Brand *AUPRES*

In the expanding Chinese economy, the cosmetics market has been growing substantially as personal incomes improve. Since entering China in 1981, we have promoted vigorous activities in this market. Based on research into Chinese women's skin, *AUPRES*, launched in 1994, now holds the top in-store share at over 90 percent of the approximately 360 department stores that handle it, and receives enthusiastic support as a Chinese national brand. In January 2004, we revamped *AUPRES Makeup*, adding the new value of high fashion to *AUPRES*. This has already gained the trust of consumers for its high quality, texture and effects. In addition to department store sales, we aim to further increase sales by actively promoting the development of directly managed *AUPRES* specialty stores in the future.

Accelerating Development of the Voluntary Chain Store Business


SHISEIDO
焕采空间
The model cosmetics stores Huan Cai Kong Jian in China aim to be the first of their kind based on four concepts: legitimate products, friendliness, sincerity and skincare expertise.

As department stores in China enhance their cosmetics corners, cosmetics stores under personal management are also increasing rapidly. In China, we are making full use of the voluntary chain store management expertise cultivated in Japan to build a new business model in China. As the first step, we opened directly managed model cosmetics stores under the name Huan Cai Kong Jian, in Shanghai, Beijing and Hangzhou, starting in September 2003. In the year ending March 2005, we will develop Shiseido voluntary chain stores throughout China, and aim for further penetration of the SHISEIDO brand through continued contributions to the beauty and health of Chinese women.

We plan to make the new business model a major pillar of our operations in China, as we work to increase the number of stores to 5,000 by the year ending March 2009.

Exhibiting Collective Group Strength in the Chinese Market

As part of the organizational reforms implemented in April 2004, we appointed a corporate officer as the CAO of China, and shifted to a system for business integration and rapid decision-making there. In advance of this move, we established a holding company, Shiseido China Co., Ltd., in December 2003 to effectively support both existing and new businesses, including the operation of voluntary chain stores. In the Chinese market, we are planning further development in the toiletries business, which expanded into China in the year ended March 2004, as well as the professional, pharmaceuticals and other businesses. Through the collective strength of these Shiseido Group companies, we aim for a Group total of ¥100 billion in over-the-counter sales in China by the year ending March 2009.

Expanding Our Overseas Presence


DECLÉOR

***DECLÉOR*, a skincare brand based on aromacological principles, uses pure essential oils in its facial and body products.**

Implementation of a Comprehensive Growth Strategy

Under the "Skincare House Shiseido" concept, we aim to expand globally as the number one skincare brand in all countries where we do business. Accurately grasping trends in each sales channel, we will conduct aggressive operations, including expanding in-store "Skin Visiom II" counseling equipment, and strengthening the Beauty Consultants' abilities. Moreover, by enhancing collaboration between the SHISEIDO brand and overseas non-Shiseido businesses such as Beauté Prestige International (BPI), we are working to exhibit our collective strength in channels, including department stores, and to improve the overall presence of the Shiseido Group.

The professional (salon) business is also being reinforced, as interest in total beauty rises. We will expand our overall presence by maximizing synergy among brands such as *CARITA*, the prestige skincare brand featuring the image of the top-end *CARITA* Salon in Paris, top perm brand *ZOTOS*, and *DECLÉOR*, which has a high level of expertise in the spa business.

Promoting Region/Country-Specific Strategies

Overseas business accounts for 26.0 percent of Shiseido Group sales, and is expected to grow strongly in the future. However, as the operating profitability for overseas business is still 5.7 percent, compared to 8.6 percent for domestic business, transforming this business into a high profit structure is becoming an urgent task. For this reason, we have set the strategic theme of strengthening operations in each and every country, and are working on expanding presence and improving profitability for the entire Shiseido Group. To be more precise, we are promoting region/country-specific strategies that clarify priorities for sales growth or improved profitability in each country.


SHISEIDO

A Shiseido promotion held at a French cosmetic store met with an enthusiastic response.

Reforming the Earnings Structure

We will strengthen our earnings structure overseas by globally promoting the structural reforms instituted in Japan. We have already begun in the U.S. market, and in the year ended March 2004, depreciated and organized business assets including products, promotional tools and stores on the basis of their outlook for future profitability. Moreover, we are getting ready to meet our challenges by concentrating resources on selected brands in the U.S. and in regions overseas. In overseas business, we aim to increase both growth and earnings through an expansion of sales, targeting a 40 percent overseas sales ratio and improved profitability in Europe and the U.S.

Reforming Production and Logistics

Structure for Preventing Out-of-Stocks and Maldistributed Inventory

We have established a system for instant feedback from store fronts through an information infrastructure that includes "Partner 21" POS terminals at 16,000 voluntary chain stores throughout Japan. By fully utilizing this sales counter information to establish production and logistics systems capable of meeting changes in demand, we are creating a structure to limit out-of-stocks and maldistributed inventory. In particular, while improving the accuracy of our demand forecasting for each item, we also raised on-demand production capability and flexibility through measures including the introduction of cell-based production, and improved the efficiency of inventory management. In conjunction with marketing reforms, these reforms are already showing results. We will further bolster our measures toward our goal of the eventual total elimination of out-of-stocks and maldistributed inventory.



Shiseido is constructing a production system that meets real demand by using in-store data to limit out-of-stocks and maldistributed inventory.

Overseas, we will promote production that facilitates regional infrastructure in the Americas, Europe and Asia. Moreover, aiming to improve cash flows by reducing total inventory, we are building a logistics network base optimized for the entire Shiseido Group. The establishment of the International Logistics Department in April 2003 has supported more aggressive promotion of Global Supply-Chain Management reforms. In particular, while consolidating inventory dispersed by distribution level (factory, distribution center, sales company), we are also reducing inventory and minimizing out-of-stocks and maldistributed inventory through a structure for central management and control of regional inventory.

Maldistributed Inventory of New Products and Out-of-Stocks



100
80
60
40
20
0
(%)
4
3
2
1
0
Maldistributed Inventory
Out-of-Stock Ratio
2001
2002
2003
2004

Maldistributed Inventory (Left scale): March 31, 2000 = 100
Out-of-Stock Ratio (Right scale): %
(For years ended March 31)

Restructuring Production Bases

Shiseido is moving to a production system capable of responding flexibly to changes in market demand. We intend to further promote such reforms and strengthen cost competitiveness and responsiveness to the market. In aiming for a more efficient production system, we will raise productivity by closing the Maizuru and Itabashi factories by June 2006, and transferring their production operations to the Kuki, Kakegawa and other factories.

Moreover, from the viewpoint of logistics, due to considerations of inventory management efficiency and distribution cost reduction, we consolidated Sakaide into Mihara shipping center in June 2003, and Akabane into Fukaya shipping center in June 2004.

Continuously Evolving Research and Development

Shiseido's High-Level Technology and R&D

Through our R&D vision of "Creative Integration," we strive to create new value through the fusion of function and sensibility, domestic and overseas, and wisdom and will. Adding to the four major R&D themes of complexion brightening, hair growth, anti-aging and UV-ray protection that we have been working on for years, we are now promoting R&D in such areas as sensitive skin and natural ingredients, where market needs are high.

Shiseido's greatest R&D strengths include its skin biology research, surface science and powder technologies. Using these superior technologies, we are conducting application research centered on new R&D seeds not only in skin care, but in all areas.



Cells taken from skin are cultivated for use in research on skin function.

Developing New Technology and Products with New Features

Customer demands and expectations for new functions in cosmetics are expanding. We believe that responding to the increase in such needs is Shiseido's ultimate mission, and are developing many products with new features incorporating the fruits of our research.

The popular *Retino Science* is one such product. We successfully created a stable compound for a quasi-drug cream containing the active ingredient "pure retinol" in 1993. We then succeeded in developing a stable liquid compound of pure retinol, and developed "pervasive retinol sheet," a sheet mask for the eye contour, in November 2003. Products in the *Revital, Bénéfique* and other lines using pure retinol have been extremely well received by customers. Also, through joint research with the MGH/Harvard Cutaneous Biology Research Center, we were able to clarify the mechanism by which wrinkles form through an increase in abnormally large capillaries when the skin is exposed to UV rays. Wrinkle-prevention technology developed through this breakthrough is used in *SHISEIDO Bénéfiance* and other products. We are developing a variety of revolutionary products that use new technologies such as advanced pearly materials incorporating nanotechnology that can give a favorable three-dimensional appearance to the skin, and advanced hair sprays that can form a double-layer coating on the hair.



Proudia Forming Aqua Pact UV **is a new solid emulsified foundation using advanced pearly material that incorporates nanotechnology.**

Corporate Social Responsibility Activities

Basic Policy on Corporate Social Responsibility (CSR)

Since its founding, Shiseido has pursued a high level of culture, humanity, and social service as well as profitability under its founding motto, to "serve our customers through beauty and health, thus contributing to society in general."

In 1997, we defined our most important stakeholders as customers, business partners, shareholders, employees and society, and established THE SHISEIDO WAY, a charter of principles guiding the conduct of the Company, which clarifies our mission with regard to each respective type of stakeholder. In the same year, based on the CSR policies set forth in THE SHISEIDO WAY, we established THE SHISEIDO CODE, a set of specific corporate ethical and behavioral guidelines that all officers and employees of the Shiseido Group worldwide must follow. In doing so, we promote CSR activities with the aim of achieving strict adherence to laws and increasing the value of the Shiseido Group's brands.



Customers
Safe and reliable products
Satisfaction of our customers
Business partners
Good partnership
Cooperative environmental activities
Shareholders
Appropriate distribution of profits
SHISEIDO
THE SHISEIDO WAY
Concern for the environment
Contribution to society
Rewarding work
Comfort of the spirit
Society
Employees

Shiseido's CSR activities have been highly praised. Recognition of our activities in the year ended March 2004 included the Asahi Shimbun Foundation's 2003 Grand Award for Corporate Social Contributions.

In April 2004, we established the CSR Department to integrate our activities from a company-wide standpoint. While acting as an external point of contact for CSR-related information, the department will fulfill promotional and supervisory roles in areas including corporate ethics, the environment, gender equality and social activities.

(Please refer to the *Sustainability Report* for further details on our CSR activities.)

Sustainability Report
(http://www.shiseido.co.jp/e/eco/html/)

Corporate Ethics

We substantially revised the contents of THE SHISEIDO CODE in July 2003, reflecting changes in the law and society in the six years since its establishment. To promote the penetration of and adherence to the revised Code, we are regularly holding detailed training in corporate ethics for all corporate officers and employees. In addition, approximately 600 Code Leaders, who are positioned to act as the vanguard of corporate ethics at offices, promote educational and regional activities.

We announced our policy on "Protection of Personal Information" in line with the use of customer information through measures including the "Shiseido Online System." By establishing a system for protecting personal information, we obtained Privacy Mark certification from the Japan Information Processing Development Corporation in March 2004, the first such certification in the Chemical Industry Division.



Glass bottle recycling: used glass bottles are collected, pulverized and sent to bottle manufacturers.

Environmental Measures

Our progressive environmental activities include establishing the Shiseido Eco Policy in 1992. In 1997, we became the first Japanese cosmetics manufacturer to obtain ISO14001 certification. In April 2001, Shiseido introduced a nationwide system to collect and recycle used glass cosmetics bottles, an environmental activity only a cosmetics company can perform. Moreover, by March 2004 we had achieved zero emissions of waste at all domestic cosmetics factories and at the Shiodome office.

Gender Equality

As part of efforts to create a foundation for corporate activities in the 21st century, we are undertaking initiatives focusing on the creation of workplaces where various people can work together with mutual respect regardless of gender and age. These include positive action (voluntary, proactive measures to eradicate gender-based discrimination in the workplace) and childrearing support.

Enhanced workplace environments that make it easier for working women to have and raise children are becoming increasingly important with the declining birth rate in Japan. In 2002, we developed the "wiwiw" maternity/paternity leave support program that offers internet access to those on leave concerning office information, childrearing, and business skills to prepare for their return to the workplace. We provide and sell this program to over 50 other companies. In addition, we established a day-nursery center in the Shiodome Office in September 2003.

Kangaroom Shiodome childcare center gives full consideration to safety, with full-time facility managers, nurses and internet cameras. The childcare center is also partially open to employees of companies nearby.

Social Activities

Shiseido's sense of beauty, perpetuated through our activities in providing such emotional consumer goods as cosmetics, has expanded beyond our business activities to our social activities. These include activities for creating beautiful lifestyles and cultures, activities incorporating the assets (expertise, culture, personnel, etc.) that Shiseido has cultivated, and activities that meet the needs of a region or society in general.

As a system to support employees' social activities, we are implementing programs including a Social Studies Day program that accepts social participation of employees as working hours, and a Product Matching Gift program through which we provide Shiseido products to the facilities where employees volunteer.

Corporate Culture and Cultural Communication

We believe our mission is to share the assets of our corporate culture, accumulated through our original sense of beauty, while emphasizing philanthropic support for the arts and culture. Shiseido's patronage of the arts and cultural communication activities began at the Shiseido Gallery established in 1919, and continue today in various venues including the Shiseido Corporate Museum and the Shiseido Art House.



The HOUSE OF SHISEIDO displays and manages Shiseido's corporate cultural assets through the prism of social themes including public mores and fashion.

In April 2004, in the Head Office in Ginza, Tokyo, we opened the HOUSE OF SHISEIDO, a cultural communication facility aiming to convey Shiseido's philosophy and ideals concerning beauty in an easily understood format.

Corporate Governance

Shiseido is working aggressively to strengthen corporate governance, under the awareness that continuing support from all stakeholders as a "valuable company" leads to heightening the value of the SHISEIDO corporate brand.

Aware that strengthening corporate governance is an important management issue, we are working to improve the mobility of management by establishing a system for speedy and efficient decision-making, and to clarify responsibility among top management.

As part of reforms to achieve these goals, we introduced a corporate officer system in the year ended March 2002, and clarified lines of responsibility by separating the decision-making and supervisory functions of the Board members from the business execution functions of the corporate officers. In the year ended March 2003, we shifted to a small Board of Directors, with only seven members. The Corporate Executive Officer Committee acts as the final decision-making body regarding corporate officers' regular duties, and serves to transfer authority to corporate officers and clarify responsibility.

In addition, we have introduced various systems and structures unique to Shiseido. We have set up the Advisory Board (a management advisory committee), consisting of six eminent persons from outside the Company, and a Remuneration Committee including external members. Both entities were established to improve the transparency and objectivity of management. Moreover, we established the Corporate Policy Governor (CPG) position, occupied by the Vice President, to maximize the consolidated strengths of the Group at the top management level. The CPG heads all of the Group Policy Committees, which deliberate Group-wide policies and strategies from a cross-sectional perspective.

All systems and structures are being operated based on a standard of corporate ethics higher than the demands of the law, under the strong leadership of the top management. Through these measures, Shiseido is determined to establish corporate governance that fulfills its responsibilities to all stakeholders.



Annual Meeting of Shareholders
Appointment, retirement
Appointment, retirement
Policy proposal
Board of Directors, Shiseido Company, Limited
Board of Auditors
Audit
Resolution, approval
Report
Supervision
Advisory Board
Remuneration Committee
Corporate Executive Officer Committee
Policy Meeting of Corporate Officers
Proposal of important items based on laws
Resolution, approval
Proposal
Resolution, approval
Group Policy Committees
Twelve committees including those for risk management, corporate social responsibility, protection of personal information, disclosure, corporate ethics and quality control
Decision-Making Meeting of each Corporate Officer

Directors, Corporate Auditors and Corporate Officers

(As of June 29, 2004)

Directors and Corporate Auditors

Morio Ikeda
President & CEO
Representative Director

Shigeo Shimizu
Vice President /
Corporate Senior Executive Officer
Representative Director

Toshimitsu Kobayashi
Corporate Executive Officer /Director
Chief Officer of Cosmetics Business Division and President & CEO, Shiseido Sales Co., Ltd.

Takeshi Ohori
Corporate Executive Officer /Director
Responsible for Investor Relations, Finance, and Strategic Information System Planning

Kimie Iwata
Corporate Officer /Director
General Manager of CSR Department

Masaaki Komatsu
Corporate Officer /Director
Chief Officer of International Business Division

Shinzo Maeda
Corporate Officer /Director
General Manager of Corporate Planning Department

Kazunari Moriya
Senior Corporate Auditor

Isao Isejima
Corporate Auditor

Eiko Ohya
External Corporate Auditor

Hiroshi Yasuda
External Corporate Auditor

Corporate Officers

Osamu Hosokawa
Corporate Senior Executive Officer
Chief Area Managing Officer of Kinki Area

Tadakatsu Saito
Corporate Senior Executive Officer
Chief Area Managing Officer of China

Shigeru Akechi
Corporate Executive Officer
Chief Area Managing Officer of Chubu Area

Masami Hamaguchi
Corporate Executive Officer
Responsible for Production Business, Logistics and Technical

Takashi Hibino
Corporate Executive Officer
Chief Area Managing Officer of Chugoku/Shikoku Area

Yoshimaru Kumano
Corporate Executive Officer
Responsible for R&D Strategy, Product Development and Patents

Kohei Mori
Corporate Executive Officer
Chief Area Managing Officer of Tokyo/West Kanto Area

Seiji Nishimori
Corporate Executive Officer
Vice Chief Officer of Cosmetic Business Division

Keizaburo Suzuki
Corporate Executive Officer
Responsible for Corporate Culture, Advertising, and Public Relations

Michihiro Yamaguchi
Corporate Executive Officer
Responsible for Basic Research and New Business Development

Akira Yamauchi
Corporate Executive Officer
Responsible for Personnel, Executive, Legal, General Affairs, Consumer Information, Beauty Sciences, and Beauty Creation

Takao Kakizaki
Corporate Officer
General Manager of Advertising Department

Yasuhiko Harada
Corporate Officer
General Manager of Internal Audit Department

Toshihide Ikeda
Corporate Officer
General Manager of FITIT Marketing Development Department, Cosmetics Business Division

Masayuki Ishimaru
Corporate Officer
Chief Area Managing Officer of North Japan Area

Yoshikuni Miyakawa
Corporate Officer
Chief Area Managing Officer of Kyusyu Area

Toshiro Nagaya
Corporate Officer
General Manager of Production Strategic Planning Department

Kiyoshi Nakamura
Corporate Officer
General Manager of Technical Department

Tadashi Noguchi
Corporate Officer
President & CEO, FT Shiseido Co., Ltd.

Kazuko Ohya
Corporate Officer
General Manager of Beauty Consultant Training Department, Cosmetics Business Division
Responsible for Non-Shiseido Brand Business

Kazutoshi Satake
Corporate Officer
General Manager of Personnel Department

Kyoichiro Sato
Corporate Officer
Chief Officer of Professional Business Operations Division
Responsible for Boutique Business

Takemasa Yamanaka
Corporate Officer
Chief Area Managing Officer of East Kanto/Shinetsu Area

Yutaka Yamanouchi
Corporate Officer
General Manager of The Americas Department, International Business Division

Eiji Yano
Corporate Officer
General Manager of Pharmaceutical Business Department
Responsible for Pharmaceutical Business and Fine Chemicals Business

Shiseido Group Businesses

Business Overview


clé de peau
BEAUTÉ
la crème
Clé de Peau Beauté


AUPRES


Beauty Voltage

Piéds Nus



Fino Premium Touch


Sengan Senka




IPSA

AYURA

Ettusais



Recipist


F Program

Cosmetics

(SHISEIDO, by Shiseido)
The core business of the Shiseido Group, with domestic operations acting as the backbone and overseas operations a growth driver.

Toiletries

The lifestyle creation business acts as the pioneer in expanding the number of loyal users of Shiseido Group products.

Non-Shiseido Brands

This collection of brands meets customers' diversifying values, and stands uniquely apart from the SHISEIDO brand.



Professional

This business responds to customer beauty needs with both products and services including products for hair salons and spa relaxation services.

Diversified Businesses



Europe
Americas
Asia/Oceania
China
Japan
Department Stores
Cosmetics Chain Stores
Variety Stores
GMS*
Drugstores
CVS*
clé de peau BEAUTÉ
SHISEIDO
Global lines
SHISEIDO
Regional lines
SHISEIDO
FITIT
AUPRES
(Kesho-wakusei)
化粧惑星
PURE&MILD
Za
SHISEIDO
FINE TOILETRY
BEAUTÉ PRESTIGE INTERNATIONAL
NARS
ZIRH
d'icilà
IPSA
AYURA
ettusais
Europe
Americas
Asia/Oceania
China
Japan
Products Business
Services Business
ZOTOS
DECLÉOR PARIS
CARITA PARIS
SHISEIDO BEAUTY SALOON
SHISEIDO PROFESSIONAL
GENIC
Health & Beauty Foods, Pharmaceuticals, Fine Chemicals, et al.

Note: GMS: General merchandise stores
CVS: Convenience stores

Cosmetics

Domestic Cosmetics

In our domestic cosmetics business, we conduct marketing to provide the optimal encounter among customers, channels and products at the sales counter, based on an up-to-date understanding of changes in our diversifying customer base. We aim to provide value by realizing many encounters with individual customers and by deepening relationships at each encounter.

Creating New Value

The purchasing patterns of our customers have been splitting along the lines of "self-selection" and selection through counseling. Meanwhile, interest in two concepts is increasing: obtaining immediate, authentic effects on the one hand and "slow living," which emphasizes taking one's time and enjoying oneself, on the other. Taking these market trends into account, we are aggressively developing sales counters and products with new features tailored to the characteristics of each channel.

In our mainstay counseling market, we concentrated on launching high-function products in the anti-aging segment, as well as new lines targeted at customers in their twenties, or "Generation Y."

In the expanding anti-aging market, sales grew for *Elixir*, which is particularly effective against dull and dry skin, while sales of *Revital WrinkleLift Retino Science AA* and *Bénéfique Retino Science A EX*, sheet masks incorporating pure retinol compounds, exceeded forecasts, reflecting their high level of effectiveness. Moreover, the new line *Beauty Voltage*, targeted at women in their twenties, received enthusiastic support after its launch in October 2003 under the slogan "Readily Apparent Beauty."



***Revital WrinkleLift Retino Science AA*, a medicated sheet mask, makes the eye contour skin more youthful and supple.**

In the increasingly competitive "self-selection" market, we introduced lines, mainly at drug stores, that base their appeal on clear features and easy selection.

Also, we steadily expanded our customer base by launching *Eau de Récipé*, a new medicated lotion for the delicate skin conditions of young women in their late teens and early twenties, and *Asplir Gracy Rich*, a new line of high-moisture-content skincare products in the anti-aging segment.

The new *Majolica Majorca* line, launched under the concept of "Instant Makeover" in July 2003, was an extremely popular trend-setting product among young women as well.



***Majolica Majorca*, a makeup line for young women, offers the effects of an instant makeover.**

We will continue to create new value through our understanding of changing cosmetic consciousness and purchasing trends among consumers.

Strengthening Value Communication

As the ties among customers, channels and products continue to diversify, we are reforming our marketing structure from the bottom up in order to ensure that the value of our products reaches customers.

In particular, we are deploying brands/lines tailored to the characteristics of sales channels, and further bolstering our brand power through concentration on core brands/lines, in order to reinforce ties with each of our customers.

We are also adopting a structure for providing all customers with more detailed information and conducting more thorough after-sales follow-up through measures including the introduction of the "Shiseido Online System" and the reform of the "Hanatsubaki Club."

In communicating the "Skincare House Shiseido" concept, we are conducting Group-wide activities to "support lifelong healthy skin for all customers." These activities include disseminating information to reassure customers of product safety, and promoting beauty methods according to the seasons and skin needs.

Through these measures, we aim to continue conveying Shiseido's original value to customers and further enhance structures that lead to increased customer support.

Overseas Cosmetics

In the overseas cosmetics business, we promoted country-specific strategies that clarify priorities for sales growth or improved profitability, while pursuing our policy of "High quality, High image, High service." At the same time, we streamlined the overseas subsidiaries' operations through measures including dissolving our system of three regional headquarters in the Americas, Europe and Asia, and shortening liaison time with the Head Office in Japan.


SHISEIDO MEN
男の顔に力を。
SHISEIDO *Men*, a global men's skincare line


***Narciso Rodriguez For Her*, a designer fragrance for women from Beauté Prestige International**

Moreover, in distribution, we are implementing Global Supply-Chain Management Reforms to improve the information systems and logistics infrastructure of overseas subsidiaries.

For the SHISEIDO brand, our primary brand overseas, we worked to increase the number of loyal users of the highly functional *Future Solution Total Revitalizing Cream*, while bolstering efforts to cultivate the core *SHISEIDO The Skincare* and *SHISEIDO Bénéfiance* lines. We also acquired new loyal users in the body care market by introducing an overseas version of the domestic hit *Inicio Body Creator*. Moreover, starting in Europe, we launched the *SHISEIDO Men* skincare line in response to increasing interest in cosmetics among men. We are working to promote skincare among men, and to acquire new loyal users.

In the "self-selection" market, we introduced and carefully cultivated *Za* and *Pure & Mild* in the Asian middle/mass markets, with the aim of securing a base for further market development.

Beauté Prestige International (BPI), which conducts our worldwide fragrance business, launched *Narciso Rodriguez For Her* in the U.S., Canada, the U.K. and Spain.

We also secured favorable sales at ZIRH, which handles high-end skincare for men, through the launch of a license brand, *French Connection UK*, in 16 countries around the world.

Toiletries


amiche

Amiche, **a new hair styling line, makes damaged hair beautiful, and achieves long-lasting styling through the triple effect of an amino acid compound.**

As the pioneer in expanding the number of loyal users of Shiseido Group products, the Toiletries Business provides high-quality, competitive products, enabling more and more customers to experience Shiseido's value.

In Japan, in the mainstay haircare category, we introduced product refills for *Suibun Hair Pack*, a haircare line popular for its moisturizing effects, and *Amiche*, a new hair styling line that fulfills long-lasting styling needs. In addition, in February 2004 we introduced *Fino*, a haircare line incorporating Shiseido's advanced skincare technologies.


fino

Haircare line *Fino Premium Touch* contains three hair beautifying compounds to repair the texture of hair for a smooth, soft feel.

In order to cultivate brands/lines and products over the long term, we are pursuing value-oriented marketing centered on advertising and sampling. In sales, we are concentrating on increasing customer contact through expansion of shelf space in cooperation with wholesalers/retailers and through consultation-based sales activities.

Overseas, we continued to build our business infrastructure in Korea and Taiwan. Moreover, we entered China through the launch of *Aquair*, a global haircare line, in August 2003.

Going forward, we will continue aiming to establish a high-profit business infrastructure through marketing and sales activities focused on core categories, and to secure further growth through global expansion.


水分ヘアパック

***Suibun Hair Pack*, a popular moisturizing haircare line**

Health & Beauty Foods

From the standpoint of health and beauty care, we aggressively conducted marketing linked with cosmetics in both the voluntary chain store and structured retailer channels. We developed products focused on beauty and health, and worked to expand sales through the launch of *Bénéfique Supplecare* at voluntary chain stores and *Tasukete Supli* at structured retailers.

We will continue to conduct aggressive promotions centered on products for structured retailers such as drug stores, which are well positioned in the growing health food segment.



***Bénéfique Supplecare*, beauty foods from the *Bénéfique* voluntary chain store line**

Pharmaceuticals

In over-the-counter pharmaceuticals, we will further increase sales by strengthening consultation-based sales and concentrating management resources on mainstay lines including *Ferzea*, a corn treatment, *Whisis*, for reducing dark spots and freckles, and *Q10AA*, a food with an anti-aging nutritional function.

Also, in response to growing interest in self-medication, we will take aggressive measures in the field of disease prevention, in addition to disease treatment.


Q10
AA

***Q10AA+HA* contains coenzyme Q10, and promotes beauty and health at the cellular level.**

Professional

In the Professional Business, we are strengthening market competitiveness while maximizing the various strengths of associated businesses worldwide. In the growing domestic hair coloring market, we cultivated the *Recipist* and *Topstaff* lines, and pursued aggressive sales to new salons through the launch of the professional-use styling agent *Design Flex* and the straightening agent *Crystallizing.* Moreover, we fully entered the spa business in Japan in January 2004 with the opening of the directly managed spa from *DECLÉOR*, a leading global spa-use cosmetics brand from France, in the Isetan department store in Shinjuku, Tokyo. We will work for further market expansion with this as a communication base.

Overseas, in the seven Asian countries where we have operations, including Malaysia and Thailand, we pursued measures for aggressive market expansion centered on information transmission from Japan and launches of highly functional products. In China, we are utilizing the Group's resources to establish a business infrastructure in the short term.

In addition, we are strengthening collaboration among Zotos International, Inc. (U.S.), Laboratoires Decléor S.A. (France) and Carita International S.A. (France) by expanding businesses in the American and European markets with their various products and channels working synergistically.


Crystallizing Refresh Straight
Crystallizing Straight
N1
N2
H1
H2

***Crystallizing*, a professional-use hair straightening agent**



The urban spa salon *ISETAN BEAUTY PARK*, a collaboration between Isetan Department Store and Shiseido, combines a hair salon, esthetic salon and spa.


DECLÉOR

Fine Chemicals

We are expanding business in the high-performance liquid chromatography segment, which emerged from surface treatment technologies for powdery substances, developed through Shiseido's accumulated cosmetics-related R&D strength, and in the materials segment, which involves the extended applications of cosmetic ingredients.

In the chromatography segment, we are striving to penetrate the medical and environmental protection markets with *NANOSPACE SI-2* and *CAPCELL PAK* microscopic component analysis instruments. In the material segment, work is in progress to expand sales routes for raw materials used in drugs and highly functional cosmetics, such as bio-hyaluronic acid.


CAPCELL
CAPCELL PAK

***CAPCELL PAK*, a revolutionary polymer coated capsule-type chromatography medium, offers the combined benefits of silica supports with the stability and durability of polymer coatings.**

Global Network

(As of March 31, 2004)

Business Area	Manufacturing/ Sales	Parent Company	Consolidated Subsidiaries				
		Shiseido Co., Ltd.	Japan: 40	Overseas: 51			Total: 91
				Americas: 13	Europe: 22	Asia/Oceania: 16	
Cosmetics	Manufacturing (* Manufacturing and Sales)	Kamakura Factory Kakegawa Factory Osaka Factory Itabashi Factory Maizuru Factory	Shiseido Beautech Co., Ltd. ETWAS Co., Ltd. IPSA Co., Ltd.* Haramachi Paper Co., Ltd.	Shiseido America, Inc. Davlyn Industries, Inc.	Shiseido International France S.A.S. (Gian and Val de Loire: 2 factories) Laboratoires Decléor S.A.*	Taiwan Shiseido Co., Ltd.* (Chung-Li and Shin-Tsu: 2 factories) Shiseido Liyuan Cosmetics Co., Ltd.* Shanghai Zotos Citic Cosmetics Co., Ltd.* Shiseido (N.Z.) Ltd.*	12 (14) (plus 5 parent company factories)
	Sales and Other		Shiseido Sales Co., Ltd. Shiseido FITIT Co., Ltd. Shiseido Asia Pacific Co., Ltd. d'ici là Co., Ltd. Ettusais Co., Ltd. Ayura Laboratories Inc. InterAct Co., Ltd. Beauté Prestige International Co., Ltd. (Japan) Shiseido International Inc. AXE Co., Ltd. Orbit, Inc. KINARI Inc. Beauty Technology Co., Ltd. Tai Shi Trading Co., Ltd. Fullcast Co., Ltd. Shiseido Retail Support Co., Ltd.	Shiseido International Corporation Shiseido Cosmetics (America) Ltd. Shiseido of Hawaii, Inc. Shiseido (Canada) Inc. Shiseido do Brasil Ltda. Decléor U.S.A., Inc. NARS Cosmetics, Inc. Zirh International Corp. Beauté Prestige International, Inc. (Miami)	Shiseido Europe S.A. Shiseido Cosmetici (Italia) S.p.A. Shiseido Deutschland GmbH Shiseido France S.A. Shiseido United Kingdom Co., Ltd. Shiseido España S.A. Beauté Prestige International S.A. Beauté Prestige International S.p.A. (Italy) Beauté Prestige International S.A. (Spain) Beauté Prestige International GmbH (Germany) Beauté Prestige International, Inc. (Austria) Les Salons du Palais Royal Shiseido S.A. Carita S.A. Carita International S.A. FIPAL S.A. SMB. S.A.S. Nom de Code S.A. 331 International S.A.S.	Shiseido Dah Chong Hong Cosmetics Ltd. Shiseido Dah Chong Hong (Guangzhou) Cosmetics Ltd. Beijing Huazhiyou Cosmetics Sales Center FLELIS International Inc. Shiseido Korea Co., Ltd. Shiseido Singapore Co., (Pte.) Ltd. Shiseido Thailand Co., Ltd. SAHA Asia-Pacific Co., Ltd. Shiseido (Australia) Pty., Ltd. Shiseido China Research Center Co., Ltd.	53
Toiletries	Manufacturing	Kuki Factory	Mieux Products Co., Ltd.				1 (1) (plus 1 parent company factory)
	Sales and Other		FT Shiseido Co., Ltd. Amenity Goods Co., Ltd. PRIER Co., Ltd.			Taiwan FTS Co., Ltd.	4
Others	Manufacturing (* Manufacturing and Sales)		Shiseido Irica Technology Inc.	Zotos International, Inc.*			2 (2)
	Sales and Other		Shiseido Beauty Salon Co., Ltd. Shiseido Beauty Company, Ltd. GENIC Corporation Shiseido Parlour Co., Ltd. Shiseido Beauty Foods Co., Ltd. The Ginza Co., Ltd. Shiseido Shoppers Club Co., Ltd. Shiseido Pharmaceutical Co., Ltd. Shiseido Real Estate Development Co., Ltd. Shiseido Logistics Company Ltd. Shiseido Information Network Co., Ltd. Shiseido Astech Co., Ltd. Kyuryudo Art-Publishing Co., Ltd. Shiseido Lease Co., Ltd. Shiseido Investment Co., Ltd.	Piidea Canada, Ltd.	Joico Holding B. V. Joico Laboratories Europe B. V.	PT. Prana Dewata Ubud	19
Total	Manufacturing	6 Factories	6 (6)	3 (3)	2 (3)	4 (5)	15 (17) (plus 6 parent company factories)
	Sales and Other		34	10	20	12	76
	Total		40	13	22	16	91
R&D Facilities		Research Center (Shin-Yokohama) Research Center (Kanazawa-Hakkei) Institute of Beauty Sciences/Beauty Creation Center (3 facilities)	GENIC Corporation (1 facility)	Shiseido America, Inc. Zotos International, Inc. Shiseido America Techno- Center in Zotos International, Inc. (2 facilities)	Shiseido Europe Techno- Center in Shiseido Europe S.A Shiseido International France S.A.S. (within Val de Loire factory) Laboratoires Decléor S.A. (3 facilities)	Shiseido China Research Center Co., Ltd. (1 facility)	Domestic: 4 Overseas: 6 in 3 countries

Note: Numbers in parentheses refer to the number of factories.

Six-Year Summary of Selected Financial Data

Shiseido Company, Limited, and Subsidiaries
Years ended March 31

	Millions of yen (Except per share data)						Thousands of dollars (Note 2) (Except per share data)
	1999	2000	2001	2002	2003	**2004**	**2004**
Operating Results (For the year):							
Net sales	¥604,295	¥596,643	¥595,152	¥589,962	¥621,250	**¥624,248**	**$5,674,984**
Cost of sales	203,380	196,760	202,510	200,194	212,963	**209,043**	**1,900,394**
Selling, general and administrative expenses	365,553	361,887	360,351	364,196	359,294	**376,153**	**3,419,567**
Income from operations	35,362	37,996	32,291	25,572	48,993	**39,052**	**355,023**
Net income (loss)	10,332	15,294	(45,092)	(22,768)	24,496	**27,541**	**250,374**
Financial Position (At year-end):							
Total current assets	¥314,283	¥323,305	¥319,075	¥304,832	¥305,850	**¥264,175**	**$2,401,593**
Total assets	613,970	657,425	665,247	664,041	663,403	**626,730**	**5,697,549**
Total current liabilities	143,162	188,415	162,314	157,545	184,171	**176,609**	**1,605,534**
Short-term debt (incl. current portion of long-term debt)	6,056	34,123	16,642	25,685	55,117	**47,678**	**433,439**
Long-term debt	30,138	6,021	50,544	72,485	44,291	**18,480**	**168,000**
Shareholders' equity	408,839	431,721	361,696	345,667	353,466	**374,550**	**3,404,998**
Per Share Data (In yen and U.S. dollars):							
Net income (loss) (Note 1)	¥ 24.5	¥ 36.7	¥(106.8)	¥ (54.6)	¥ 58.0	**¥ 64.9**	**$0.59**
Shareholders' equity (Note 1)	980.0	1,040.0	868.1	818.0	844.7	**903.7**	**8.22**
Cash dividends	14.0	16.0	16.0	16.0	20.0	**22.0**	**0.20**
Weighted average number of shares outstanding during the period (in thousands)	420,877	416,752	422,097	416,708	419,580	**414,723**	
Key Financial Ratios:							
Operating profitability (%)	5.9	6.4	5.4	4.3	7.9	**6.3**	
Return on sales (%)	1.7	2.6	(7.6)	(3.9)	3.9	**4.4**	
Return on assets (%)	1.7	2.4	(6.8)	(3.4)	3.7	**4.3**	
Return on equity (%)	2.5	3.6	(11.4)	(6.4)	7.0	**7.6**	
Equity ratio (%)	66.6	65.7	54.4	52.1	53.3	**59.8**	
Current ratio (times)	2.20	1.72	1.97	1.93	1.66	**1.50**	
Debt/equity ratio (times)	0.09	0.09	0.19	0.28	0.28	**0.18**	
Payout ratio (%) (Note 3)	45.1	38.8	—	—	77.8	**57.9**	

Notes: 1. Net income (loss) per share (primary) is calculated based on the weighted average number of shares outstanding during the respective years. Shareholders' equity per share is calculated based on the number of shares outstanding at the end of each respective year.
2. U.S. dollar amounts are converted from yen, for convenience only, at the rate of ¥110=US$1.
3. Payout ratio is calculated using non-consolidated figures.

Income from Operations / Operating Profitability

(Billions of yen) (%)

Income from Operations (Left scale)
Operating Profitability (Right scale)

Net Income (Loss) / ROE


(Billions of yen)
(%)
30
20
10
0
-25
-50
9
6
3
0
-10
-20
2000
2001
2002
2003
2004

Net Income (Loss) (Left scale)
ROE (Right scale)

Total Assets / Operating ROA*


(Billions of yen)
(%)
800
600
400
200
0
8
6
4
2
0
2000
2001
2002
2003
2004

Total Assets (Left scale)
Operating ROA (Right scale)

$$\text{*Operating ROA} = \frac{\text{(Income from operations + Interest and dividend income)}}{\text{Total assets (Yearly average)}} \times 100$$

Management's Discussion and Analysis

Operating Results

Overview

During the year ended March 31, 2004, consolidated net sales increased 0.5 percent, or ¥2,998 million, compared with the previous fiscal year, to a total of ¥624,248 million. However, income from operations decreased 20.3 percent, or ¥9,941 million, to ¥39,052 million due to factors including increased retirement benefit expenses and expenses associated with our Head Office reorganization. Net income increased 12.4 percent, or ¥3,045 million, year-on-year to ¥27,541 million. A gain on the transfer of the entrusted portion (*daiko henjo*) of the retirement benefit obligation compensated for impairment loss on intangible assets of a U.S. subsidiary and restructuring expenses associated with U.S. operations. The yen appreciated an average of 8 percent against the U.S. dollar, and depreciated an average of 11 percent against the euro, from the previous fiscal year.

Net Sales

Consolidated net sales edged up 0.5 percent compared with the previous fiscal year to ¥624,248 million. Domestic sales slipped 1.1 percent, due to weak personal consumption and the effects of a cool summer, as well as our inability to launch new, high-impact products on the market in the first half. Export sales and sales by overseas subsidiaries grew 4.9 percent on a local currency basis, and 5.3 percent in yen terms, despite the effects of the war in Iraq and the severe acute respiratory syndrome (SARS) outbreak.

■ Net Sales/Overseas Sales* Ratio


(Billions of yen)
(%)
750
500
250
0
30
20
10
0
2000
2001
2002
2003
2004

	2000	2001	2002	2003	**2004**
Net Sales (Left Scale)	597	595	590	621	**624**
Overseas Sales* Ratio (Right Scale)	14.7	17.9	22.4	24.8	**26.0**

*Overseas Sales: Export sales and sales by overseas subsidiaries

Cost of Sales and Selling, General and Administrative Expenses

Cost of sales decreased 1.8 percent, or ¥3,920 million compared with the previous fiscal year, to ¥209,043 million due to efforts to streamline the production and distribution processes. The cost of sales ratio improved 0.8 percentage points to 33.5 percent. Selling, general and administrative (SGA) expenses climbed 4.7 percent, or ¥16,859 million, to ¥376,153 million. This increase resulted from higher retirement benefit expenses and office reorganization costs. The ratio of SGA expenses to net sales increased 2.4 percentage points to 60.2 percent. Research and development expenses, which are included in cost of sales and SGA expenses, increased 1.6 percent to ¥17,594 million, and represented 2.8 percent of net sales.

■ Ratio of Cost of Sales/SGA Expenses to Net Sales


(%)
(%)
37
36
35
34
33
32
31
30
63
62
61
60
59
58
57
56
2000
2001
2002
2003
2004

	2000	2001	2002	2003	**2004**
Cost of Sales Ratio (Left scale)	32.9	34.0	34.0	34.3	**33.5**
SGA Expenses Ratio (Right scale)	60.7	60.6	61.7	57.8	**60.2**

Income from Operations

Income from operations decreased 20.3 percent to ¥39,052 million compared with ¥48,993 million for the previous fiscal year.

Other Income (Expenses)

Net other income totaled ¥13,683 million, compared to net other expenses of ¥11,904 million for the previous fiscal year.

Interest expense net of interest and dividend income totaled ¥1,054 million, a decrease from ¥1,430 million for the previous fiscal year. The Company continued to divest underutilized real estate during the fiscal year. Gain on sales of property and equipment was ¥3,026 million, an increase of ¥1,644 million. Equity in earnings of affiliates was a loss of ¥1,073 million, compared to a loss of ¥922 million for the previous fiscal year.

Shiseido Company, Limited and certain domestic subsidiaries recorded a gain on the transfer of the entrusted portion of the retirement benefit obligation totaling ¥26,732 million in the year ended March 31, 2004. Impairment loss on intangible assets totaled ¥4,194 million, resulting from loss on revaluation of goodwill and trademark rights at a U.S. subsidiary. Restructuring expenses totaled ¥4,120 million, arising from comprehensive restructuring of U.S. operations, including closures of businesses and revamping of

Note: All graphs are for years ended March 31.

business operation systems from manufacturing and sales to administration.

Income before Income Taxes

Income before income taxes increased 42.2 percent to ¥52,735 million from ¥37,089 million for the previous fiscal year.

Income Taxes

Income taxes increased 118.8 percent to ¥23,134 million from ¥10,572 million for the previous fiscal year.

Minority Interests in Net Income of Consolidated Subsidiaries

Minority interests in net income of consolidated subsidiaries totaled ¥2,060 million, compared to ¥2,021 million for the previous fiscal year.

Net Income

As a result, net income increased 12.4 percent to ¥27,541 million compared to ¥24,496 million for the previous fiscal year. Net income per share increased to ¥64.9, compared to ¥58.0 for the previous fiscal year. Return on shareholders' equity (ROE) increased 0.6 percentage points to 7.6 percent from 7.0 percent for the previous fiscal year.

Review by Industry Segment

Cosmetics

Sales of cosmetics were ¥489,587 million, an increase of 1.6 percent compared with the previous fiscal year.

Domestic sales edged down 1.0 percent. During the year, the Company concentrated on core brands/lines — consistent with its structural reform program — while actively promoting consultation-based sales to voluntary chain stores and adopting a stronger approach to structured retailers. In the second half of the year, we launched new products and undertook additional advertising and promotional activities to vitalize stores. However, although sales at stores trended toward recovery in the second half, it was insufficient to compensate for weak sales in the first half. As a result, full-year sales were slightly down.

At the prestige end of the market, centering on counseling activities, sales of skincare products, mainly core lines, were solid. We also maintained a high level of growth for dedicated voluntary chain store lines.

In the mid-level, self-selection market, sales of skincare and makeup products turned around in the second half of the year. However, products for men struggled throughout the year, resulting in a weak overall performance.

Overseas sales grew 6.9 percent in local currency terms and 8.5 percent on a yen-denominated basis. In addition to sluggish economic conditions in Europe and the psychological effects of the war in Iraq, sales in some regions were impacted directly by the SARS outbreak. The travel-retail business (duty-free shops at airports) of Beauté Prestige International S.A. also struggled due to declining passenger numbers. In the second half of the year, however, the effects of the SARS outbreak subsided, and sales in Asia recovered, especially in China.

Operating income from the cosmetics business was ¥47,852 million, a decrease of 14.6 percent compared with the previous fiscal year, as sluggish domestic sales failed to compensate for increased expenses for retirement benefits and office reorganization. Additional marketing expenses in the second half of the year also affected income.

Toiletries

Sales of toiletries were ¥66,397 million, a decrease of 4.1 percent compared with the previous fiscal year.

The market environment remained difficult due to intensified competition among manufacturers in the domestic haircare market, as well as the effects of the cool summer in the first half. In response, the Company concentrated on selected categories and lines in order to expand over-the-counter sales. For mainstay lines, we pursued value-oriented marketing aimed at achieving the number-one position in each category. Seeking to reinforce our position in mainstay categories, we introduced *Fino*, a new haircare line that incorporates Shiseido's advanced skincare technologies. In a new initiative, we undertook sales reforms designed to rejuvenate in-store activity, under a cooperative arrangement with wholesalers and retailers. These efforts had a favorable effect on some mainstay lines, but an overall decline in domestic sales was unavoidable.

In overseas activities, we began exporting toiletries to China, thus entering the high-end market for haircare products in that nation.

Profitability was affected by the decline in revenues and increased retirement benefit expenses. Operating income from the toiletries business fell 84.4 percent to ¥433 million.

Other Businesses

Total sales of other businesses were ¥68,264 million, a decrease of 2.7 percent compared with the previous fiscal year.

Domestic sales rose 1.9 percent. Amid generally sluggish market conditions for the professional (salon) business, the Company actively nurtured key hair-color and hair-straightening lines, but nevertheless experienced the effects of the difficult market environment. By contrast, sales of pharmaceuticals were solid for both mainstay and new products. Sales of health & beauty foods, which we are actively promoting in concert with cosmetics, also rose.

Overseas sales declined 12.6 percent. Zotos International, Inc., our North American subsidiary, accounts for practically all of the revenues in this category. Zotos's performance was affected by intense competition in the U.S. salon market and delays in integrating *Joico* brand products into our production operations (*Joico* was acquired in 2001 and absorbed into Zotos in January 2003).

We also worked to enhance cost efficiency across all businesses. As a result, operating income from other businesses remained the same level as the previous year, declining by 0.2 percent to ¥2,923 million.

■ Net Sales by Industry Segment


(Billions of yen)
750
500
250
0

	2000	2001	2002	2003	**2004**
Cosmetics	441	454	460	482	**490**
Toiletries	92	76	64	69	**66**
Others	64	65	66	70	**68**
Total	597	595	590	621	**624**

■ Operating Profitability by Industry Segment


(%)
12
8
4
0
-8

	2000	2001	2002	2003	**2004**
Cosmetics	10.4	9.0	8.6	11.5	**9.7**
Toiletries	4.0	1.5	(7.0)	4.0	**0.6**
Others	1.0	2.0	2.6	2.5	**2.6**

Review by Geographic Segment

Japan

Sales decreased 0.8 percent, or ¥3,883 million, to ¥465,287 million due to sluggish sales of cosmetics and toiletries.

Operating income decreased 21.4 percent, or ¥11,273 million, to ¥41,451 million due to sluggish sales, higher retirement benefit expenses and office reorganization costs.

Americas

Sales increased on a local currency basis. The appreciation of the yen versus the U.S. dollar, however, caused sales after conversion to yen to decrease 4.1 percent, or ¥1,862 million, to ¥43,523 million. Operating income decreased 92.6 percent, or ¥2,062 million, to ¥164 million due to increased marketing expenses.

Europe

The depreciation of the yen versus the euro caused sales after conversion to yen to increase 10.2 percent, or ¥6,714 million, compared with the previous fiscal year to ¥72,464 million. Operating income increased 70.7 percent, or ¥1,519 million, to ¥3,668 million due to increased gross profit from higher revenues.

Asia/Oceania

Favorable sales growth, mainly in China, caused sales to increase 5.0 percent, or ¥2,030 million, compared with the previous fiscal year to ¥42,974 million. Operating income increased 26.8 percent, or ¥1,254 million, to ¥5,925 million due to increased gross profit from higher revenues.

■ Sales by Geographic Segment (Outside Japan)


(Billions of yen)
200
160
120
80
40
0

	2000	2001	2002	2003	**2004**
Americas	23	31	39	45	**44**
Europe	40	45	57	66	**72**
Asia/Oceania	24	29	34	41	**43**
Total	87	105	130	152	**159**

■ Operating Profitability by Geographic Segment (Outside Japan)


(%)
16
12
8
4
0
-4

	2000	2001	2002	2003	**2004**
-●- Americas	5.9	5.6	(0.1)	4.1	**0.3**
-○- Europe	4.4	2.7	2.6	3.1	**4.8**
-○- Asia/Oceania	11.5	10.8	9.7	11.3	**13.7**

Note: Includes intersegment sales.

Liquidity and Capital Resources

Financing and Liquidity Management

The Company seeks to generate stable cash flow and secure access to diverse funding sources, with the aim of securing sufficient capital for operating activities and maintaining sufficient liquidity and a sound financial position.

To fund working capital, capital expenditures and investments, we supplement cash on hand and operating cash flow with bank borrowings and bond issues.

As of March 31, 2004, cash and time deposits together with short-term investments in securities totaled ¥61,554 million. In addition, we have responded to funding needs in each region in which we operate. As of March 31, 2004, a U.S. subsidiary had a US$100 million commercial paper credit facility (presently fully utilized), while Shiseido Company, Limited and two subsidiaries in the U.S. and Europe had a US$300 million medium-term note credit facility, of which US$98,262 thousand remains unutilized. We maintain sound relationships with our main bank and other financial institutions, and we expect our financial position to remain stable.

As of March 31, 2004, the balance of short-term debt was ¥17,942 million, and consisted of short-term bank loans and commercial paper issued by a U.S. subsidiary. The current portion of long-term debt totaled ¥29,736 million, and consisted of unsecured bonds issued by Shiseido Company, Limited totaling ¥20,000 million (due January 2005) and medium-term notes issued by U.S. and European subsidiaries. Also as of March 31, 2004, the balance of long-term debt totaled ¥18,480 million, and consisted primarily of bank loans and medium-term notes issued by U.S. and European subsidiaries. As of March 31, 2004, total interest-bearing debt including long-term and short-term debt was ¥66,158 million. On May 26, 2004, Shiseido Company, Limited issued ¥50,000 million in unsecured bonds due May 2007.

We have received credit ratings from Moody's Investors Services, Inc. (Moody's) and Standard and Poor's Rating Services (S&P) to facilitate smooth access to global capital markets. The short-term/long-term ratings, as of May 31, 2004, were A1 (outlook: stable)/P-1 from Moody's, and A (outlook: stable)/A-1 from S&P.

Assets, Liabilities and Shareholders' Equity

As of March 31, 2004, total assets decreased 5.5 percent, or ¥36,673 million, from a year earlier to ¥626,730 million. Current assets decreased 13.6 percent, or ¥41,675 million, from a year earlier to ¥264,175 million, out of which short-term investments in securities decreased 66.8 percent, or ¥44,962 million, to ¥22,349 million.

Investments and advances increased 41.4 percent, or ¥28,822 million, from a year earlier to ¥98,498 million. Investments in securities increased 24.6 percent, or ¥11,257 million, to ¥56,966 million. Other investments increased 65.7 percent, or ¥14,204 million, to ¥35,810 million. Property, plant and equipment, less accumulated depreciation, decreased 2.3 percent, or ¥4,010 million, from the previous fiscal year-end to ¥167,645 million. Capital expenditures for the year ended March 31, 2004, defined as the total cost of acquisition of property, plant and equipment, increased 25.7 percent, or ¥4,578 million compared with the previous fiscal year, to ¥22,362 million. On the other hand, deferred tax assets decreased 32.2 percent, or ¥14,388 million, to ¥30,344 million.

The sum of current liabilities and long-term liabilities as of March 31, 2004 decreased 19.2 percent, or ¥57,280 million, from a year earlier to ¥241,394 million. Interest-bearing debt including long-term and short-term debt decreased 33.4 percent, or ¥33,250 million, to ¥66,158 million, primarily reflecting repayment of ¥30,000 million in domestic unsecured bonds issued by Shiseido Company, Limited in October 2003. Accrued retirement benefits decreased 35.6 percent, or ¥22,505 million, due to the transfer of the entrusted portion of the retirement benefit obligation.

As of March 31, 2004, shareholders' equity increased 6.0 percent, or ¥21,083 million, from a year earlier to ¥374,550 million. This increase primarily resulted from the rise in retained earnings and unrealized gains on available-for-sale securities due to the increase in the value of shares in our portfolio. The ratio of shareholders' equity to total assets as of March 31, 2004 was 59.8 percent, compared to 53.3 percent a year earlier.

■ Shareholders' Equity/Shareholders' Equity Ratio


(Billions of yen)
(%)

	2000	2001	2002	2003	**2004**
Shareholders' Equity (Left Scale)	432	362	346	354	**375**
Shareholders' Equity Ratio (Right Scale)	65.7	54.4	52.1	53.3	**59.8**

Cash Flows

For the year ended March 31, 2004, net cash provided by operating activities decreased 29.6 percent, or ¥19,774 million, compared with the previous fiscal year to ¥47,074 million. A principal use of cash was payment of income taxes totaling ¥13,628 million, an increase of ¥11,625 million.

Net cash used in investing activities decreased 2.3 percent, or ¥1,015 million, to ¥43,033 million. During the year ended March 31, 2004, the Company deployed cash to refurbish and renew existing facilities, and to acquire property, equipment and other investments in connection with the office reorganization.

Net cash used in financing activities increased 275.7 percent, or ¥33,673 million, to ¥45,884 million, primarily due to the repayment of domestic unsecured bonds totaling ¥30,000 million. We continued to emphasize shareholder returns by repurchasing shares, which used cash totaling ¥5,150 million, and by paying cash dividends, which used cash totaling ¥8,735 million.

Accounting for all these factors and the effect of exchange rate changes, the total outstanding balance of cash and cash equivalents at end of year decreased 41.3 percent, or ¥41,739 million, compared with the previous fiscal year to ¥59,364 million.

■ Cash Flows from Operating Activities/ Capital Expenditures (Tangible + Intangible)


(Billions of yen)

	2000	2001	2002	2003	**2004**
Cash Flows from Operating Activities	34.3	0.5	36.5	66.8	**47.1**
Capital Expenditures	35.9	40.3	25.9	22.0	**28.0**

Research and Development

The Company pursues R&D on a global level in cooperation with research facilities in Japan and overseas. R&D activities encompass two research centers in Yokohama, Kanagawa Prefecture; two institutes in Shinagawa-ku, Tokyo; and research bases in the United States (east coast), Europe (France) and Asia (China). In particular, we are strengthening R&D in China, a market that continues to grow rapidly. Achievements during the fiscal year under review included winning the top three awards at the 2004 China Cosmetics Conference held in March 2004 in Guangzhou.

R&D expenses for the Shiseido Group in the year ended March 31, 2004 totaled ¥17,594 million. A discussion of the R&D goals, issues, achievements and expenses in each business follows. R&D expenses include basic research costs and other expenses totaling ¥4,391 million that cannot be allocated to specific businesses.

■ R&D Expenses/ Ratio of R&D Expenses to Net Sales


(Billions of yen)
(%)

	2000	2001	2002	2003	**2004**
R&D Expenses	15.5	16.8	17.0	17.3	**17.6**
Ratio of R&D Expenses to Net Sales (Right Scale)	2.6	2.8	2.9	2.8	**2.8**

Cosmetics

With the goal of contributing to beautiful skin and beautiful lifestyles, the Company promotes R&D from research into basic dermatology to development of cosmetic ingredients, products, beauty methods and beauty theories. In the year ended March 2004, we promoted the evolution of Skin Care Powder SCZ, which absorbs an enzyme that causes dry skin, by using it to develop Beauty Skin Powder, which has the effect of naturally covering up freckles and other blemishes. It also makes uneven areas of skin caused by pores and small wrinkles less apparent. This breakthrough technology is used in the new skincare line *Beauty Voltage*, which targets younger customers. In addition, we launched a new foundation from *Proudia*, which incorporates a highly functional pearly material that contributes to a three-dimensional appearance of the skin by control-

ling light. This powdery material is developed using "form controlled coating," a new powder synthesis technology that employs nanotechnology.

R&D expenses for the year ended March 31, 2004 in the cosmetics business totaled ¥9,985 million.

Toiletries

The Company maximizes technologies used in cosmetics to develop low-cost, high-quality products. In the year ended March 31, 2004, through research into hair texture to beautify the essential qualities of hair, we developed *Fino*, a new haircare line with a formula that combines Royal Jelly EX (moisturizing ingredient), PCA (firming ingredient) and Lipidure EX (repairing ingredient). We also developed a highly functional hair spray that offers a high level of both set and hold without stiffness or flaking. We achieved this using a double-layer coating technology that improves the set and touch. This technology is used in our new *Amiche* hair styling line.

R&D expenses for the year ended March 31, 2004 in the toiletries business totaled ¥1,193 million.

Others

The Company conducts R&D into pharmaceuticals at its Pharmaceutical R&D Center in Kanazawa-ku, Yokohama. Over-the-counter drugs include topical drugs with superior usability that was unavailable in previous products. Shiseido's skincare technology has been applied in the development and launch of such items. In prescription drugs, we developed medication for hormone replacement therapy that improves symptoms associated with female menopause, and intend to launch it through collaboration with Nippon Kayaku Co., Ltd.

In the fine chemicals business, we have developed high-performance liquid chromatography columns employing technology used in makeup powder development. We also developed a variety of instruments for purification of chemicals.

R&D expenses for the year ended March 31, 2004 in the others business totaled ¥2,025 million.

Outlook for the Year Ending March 31, 2005

Looking ahead, we believe that the market environment surrounding the Company, both at home and overseas, will remain uncertain. United as a consolidated group, we will continue implementing structural reforms and taking maximum advantage of the sales-counter-focus framework that we have set up. These efforts will be complemented by increased market-related expenditures aimed at establishing a strong competitive edge.

We will constantly introduce new products, centering on cosmetics, into the domestic market. At the same time, we will reinforce advertising and promotional activities, both qualitatively and quantitatively, while expanding our front-line sales force. The aim of these actions is to ensure a continuation of the sales recovery trend that became apparent in the latter half of the year ended March 2004.

Overseas, we expect markets to turn around as the effects of the SARS outbreak and the war in Iraq subside. We will maintain a proactive marketing budget for China and other strategic markets, in order to accelerate growth, especially in Asia.

In the year ending March 2005, we will significantly increase strategic expenditures related to advertising and promotional activities, as well as in personnel. By contrast, we expect profits to improve in line with higher revenues, while retirement benefit expenses will decline owing to the transfer of the entrusted portion of the retirement benefit obligation. Because this will be offset by increased strategic spending, however, we project a temporary decline in earnings despite a rise in revenues. We forecast a 3 percent increase in consolidated net sales to ¥645 billion, a 36 percent decline in income from operations to ¥25 billion, and a 56 percent decrease in net income to ¥12 billion.

We expect real domestic GDP to grow by more than 2 percent in the fiscal year ending March 2005. Based on Ministry of Economy, Trade and Industry statistics for cosmetics shipments, we estimate that demand for cosmetics products will increase slightly. Our forecasts are based on exchange rates of ¥105 per U.S. dollar, ¥125 per euro, and ¥13 per Chinese yuan.

Income Distribution Policy

The Company's "total shareholder return" policy emphasizes maximizing returns to shareholders through direct means, in addition to generating medium- and long-term share price gains. We have established a "total return ratio," which represents the amount of profits returned to shareholders — the sum of dividends paid and share buybacks — as a proportion of consolidated net income. We hope to achieve a 60 percent total return ratio in the medium term.

For the fiscal year ended March 31, 2004, Shiseido Company, Limited increased cash dividends per share by ¥2.00 to ¥22.00. Also, Shiseido Company, Limited repurchased 3,897 thousand shares of common stock for a total of ¥4,992 million.

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

Shiseido Company, Limited, and Subsidiaries—March 31, 2003 and 2004

	Millions of yen		Thousands of U.S. dollars (Note 1.(1))
	2003	2004	2004
ASSETS			
Current Assets:			
Cash and time deposits	¥ 35,679	¥ 39,205	$ 356,409
Short-term investments in securities (Note 3)	67,311	22,349	203,175
Notes and accounts receivable:			
Trade	103,335	111,691	1,015,372
Unconsolidated subsidiaries and affiliates	60	32	292
	103,395	111,723	1,015,664
Less: Allowance for doubtful accounts	(1,147)	(1,508)	(13,709)
	102,248	110,215	1,001,955
Inventories (Note 4)	66,360	65,707	597,338
Deferred tax assets (Note 8)	26,401	18,555	168,685
Other current assets	7,851	8,144	74,031
Total current assets	305,850	264,175	2,401,593
Investments and Advances:			
Investments in securities (Note 3)	45,709	56,966	517,877
Investments in and advances to unconsolidated subsidiaries and affiliates	2,361	5,722	52,016
Other investments	21,606	35,810	325,546
Total investments and advances	69,676	98,498	895,439
Property, Plant and Equipment, at Cost:			
Buildings and structures	176,466	174,947	1,590,427
Machinery and equipment	175,256	174,821	1,589,286
	351,722	349,768	3,179,713
Less: Accumulated depreciation	(243,762)	(244,277)	(2,220,702)
	107,960	105,491	959,011
Land	62,439	60,716	551,960
Construction in progress	1,256	1,438	13,076
Total property, plant and equipment	171,655	167,645	1,524,047
Intangible Assets and Deferred Charges (Note 5)	69,530	63,882	580,741
Difference between Investment Costs and Equity in Net Assets Acquired	1,960	2,186	19,874
Deferred Tax Assets (Note 8)	44,732	30,344	275,855
	¥ 663,403	¥ 626,730	$ 5,697,549

The accompanying notes are an integral part of the statements.

	Millions of yen		Thousands of U.S. dollars (Note 1.(1))
	2003	2004	2004
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities:			
Short-term debt	¥ 16,269	¥ 17,942	$ 163,113
Current portion of long-term debt (Note 6)	38,848	29,736	270,326
Notes and accounts payable:			
Trade	47,242	54,161	492,372
Unconsolidated subsidiaries and affiliates	1,288	1,213	11,024
Other	39,447	41,311	375,558
	87,977	96,685	878,954
Accrued income taxes	10,074	4,461	40,551
Accrued expenses	18,066	17,204	156,401
Deferred tax liabilities (Note 8)	149	40	362
Other current liabilities	12,788	10,541	95,827
Total current liabilities	184,171	176,609	1,605,534
Long-Term Liabilities:			
Long-term debt (Note 6)	44,291	18,480	168,000
Accrued retirement benefits (Note 7)	63,294	40,788	370,806
Accrued retirement benefits to directors and statutory auditors (Note 2.(9))	—	849	7,720
Deferred tax liabilities (Note 8)	2,740	377	3,429
Other long-term liabilities	4,179	4,291	39,005
Total long-term liabilities	114,504	64,785	588,960
Minority Interests in Consolidated Subsidiaries	11,262	10,786	98,057
Contingent Liabilities (Note 9)			
Shareholders' Equity:			
Common stock;			
Authorized: 784,561,000 shares at March 31, 2003 and 2004			
Issued: 424,562,353 shares at March 31, 2003 and 2004	64,507	64,507	586,425
Additional paid-in capital	70,258	70,258	638,709
Retained earnings	242,463	260,493	2,368,121
Unrealized losses on available-for-sale securities, net of tax	(2,504)	7,208	65,528
Adjustments on foreign currency statement translation	(11,926)	(13,440)	(122,187)
	362,798	389,026	3,536,596
Less: Treasury stock, at cost	(9,332)	(14,476)	(131,598)
Total shareholders' equity	353,466	374,550	3,404,998
	¥663,403	¥626,730	$5,697,549

CONSOLIDATED STATEMENTS OF INCOME

Shiseido Company, Limited, and Subsidiaries — For the years ended March 31, 2002, 2003 and 2004

	Millions of yen			Thousands of U.S. dollars (Note 1. (1))
	2002	2003	2004	2004
Net Sales	¥589,962	¥621,250	**¥624,248**	**$5,674,984**
Cost of Sales	200,194	212,963	**209,043**	**1,900,394**
Gross profit	389,768	408,287	**415,205**	**3,774,590**
Selling, General and Administrative Expenses	364,196	359,294	**376,153**	**3,419,567**
Income from operations	25,572	48,993	**39,052**	**355,023**
Other Income (Expenses):				
Interest and dividend income	1,614	1,120	**1,334**	**12,129**
Interest expense	(2,104)	(2,551)	**(2,388)**	**(21,714)**
Gain on sales of marketable securities	413	336	**118**	**1,073**
Gain on sales of property and equipment	4,177	1,382	**3,026**	**27,507**
Exchange gain (loss)	964	(559)	**(53)**	**(478)**
Equity in earnings of affiliates	(498)	(922)	**(1,073)**	**(9,752)**
Loss on disposal of inventories (Note 4)	(34,361)	—	**(585)**	**(5,323)**
Devaluation loss on inventories (Note 4)	(9,601)	—	**—**	**—**
Write-down of investments in securities and other investments	(12,775)	(8,870)	**—**	**—**
Restructuring expenses	(464)	—	**(4,120)**	**(37,451)**
Loss on disposal of business	—	(473)	**—**	**—**
Gain on transfer of the entrusted portion of the retirement benefit obligation (Note 7)	—	—	**26,732**	**243,017**
Impairment loss on intangible assets (Note 5)	—	—	**(4,194)**	**(38,132)**
Office reorganization expense	—	—	**(1,899)**	**(17,262)**
Provision for retirement benefits to directors, statutory auditors and corporate officers (Note 2. (9))	—	—	**(1,233)**	**(11,210)**
Others, net	(2,582)	(1,367)	**(1,982)**	**(18,015)**
	(55,217)	(11,904)	**13,683**	**124,389**
Income (loss) before income taxes	(29,645)	37,089	**52,735**	**479,412**
Income Taxes (Note 8):				
Current	6,084	12,275	**8,241**	**74,915**
Deferred	(13,440)	(1,703)	**14,893**	**135,395**
	(7,356)	10,572	**23,134**	**210,310**
	(22,289)	26,517	**29,601**	**269,102**
Minority Interests in Net Income of Consolidated Subsidiaries	(479)	(2,021)	**(2,060)**	**(18,728)**
Net income (loss)	¥ (22,768)	¥ 24,496	**¥ 27,541**	**$ 250,374**

	Yen			U.S. dollars (Note 1. (1))
Per Share (Note 2. (5)):				
Net income (loss), adjusted — primary	¥(54.6)	¥58.0	**¥64.9**	**$0.59**
— fully diluted	—	58.0	**64.9**	**0.59**
Dividends	16.0	20.0	**22.0**	**0.20**
Weighted Average Number of Shares (thousands)	416,708	419,580	**414,723**	

The accompanying notes are an integral part of the statements.

Consolidated Statements of Shareholders' Equity

Shiseido Company, Limited, and Subsidiaries — For the years ended March 31, 2002, 2003 and 2004

	(Thousands)	Millions of yen					
	Number of shares of common stock	Common stock	Additional paid-in capital	Retained earnings	Unrealized losses on available-for-sale securities, net of tax	Adjustments on foreign currency statement translation	Treasury stock, at cost
Balance as of March 31, 2001	418,587	¥64,507	¥66,094	¥255,370	¥(3,352)	¥(18,315)	¥ (2,608)
Net loss for the year ended March 31, 2002	—	—	—	(22,768)	—	—	—
Cash dividends	—	—	—	(6,667)	—	—	—
Directors' and statutory auditors' bonuses	—	—	—	(104)	—	—	—
Decrease due to additional consolidation of subsidiaries	—	—	—	(3)	—	—	—
Other decrease	—	—	—	(28)	—	—	—
Shares issued in exchange for the common stock of Shiseido Sales Co., Ltd.	5,975	—	4,164	—	—	—	—
Cost of treasury stock (acquired) disposed of	—	—	—	—	—	—	(23)
Change in unrealized losses on available-for-sale securities	—	—	—	—	1,597	—	—
Change in foreign currency statement translation adjustments	—	—	—	—	—	7,803	—
Balance as of March 31, 2002	424,562	64,507	70,258	225,800	(1,755)	(10,512)	(2,631)
Net income for the year ended March 31, 2003	—	—	—	24,496	—	—	—
Cash dividends	—	—	—	(7,570)	—	—	—
Directors' and statutory auditors' bonuses	—	—	—	(62)	—	—	—
Decrease due to additional consolidation of subsidiaries	—	—	—	(131)	—	—	—
Other decrease	—	—	—	(63)	—	—	—
Loss on disposal of treasury stock	—	—	—	(7)	—	—	—
Cost of treasury stock (acquired) disposed of	—	—	—	—	—	—	(6,701)
Change in unrealized losses on available-for-sale securities	—	—	—	—	(749)	—	—
Change in foreign currency statement translation adjustments	—	—	—	—	—	(1,414)	—
Balance as of March 31, 2003	424,562	64,507	70,258	242,463	(2,504)	(11,926)	(9,332)
Net income for the year ended March 31, 2004	—	—	—	**27,541**	—	—	—
Cash dividends	—	—	—	**(8,741)**	—	—	—
Directors' and statutory auditors' bonuses	—	—	—	**(102)**	—	—	—
Decrease due to additional consolidation of subsidiaries	—	—	—	**(195)**	—	—	—
Other decrease	—	—	—	**(467)**	—	—	—
Loss on disposal of treasury stock	—	—	—	**(6)**	—	—	—
Cost of treasury stock (acquired) disposed of	—	—	—	—	—	—	**(5,144)**
Change in unrealized losses on available-for-sale securities	—	—	—	—	**9,712**	—	—
Change in foreign currency statement translation adjustments	—	—	—	—	—	**(1,514)**	—
Balance as of March 31, 2004	**424,562**	**¥64,507**	**¥70,258**	**¥260,493**	**¥ 7,208**	**¥(13,440)**	**¥(14,476)**

	(Thousands)	Thousands of U.S. dollars (Note 1. (1))					
	Number of shares of common stock	Common stock	Additional paid-in capital	Retained earnings	Unrealized losses on available-for-sale securities, net of tax	Adjustments on foreign currency statement translation	Treasury stock, at cost
Balance as of March 31, 2003	424,562	$586,425	$638,709	$2,204,206	$(22,763)	$(108,412)	$ (84,832)
Net income for the year ended March 31, 2004	—	—	—	**250,374**	—	—	—
Cash dividends	—	—	—	**(79,464)**	—	—	—
Directors' and statutory auditors' bonuses	—	—	—	**(928)**	—	—	—
Decrease due to additional consolidation of subsidiaries	—	—	—	**(1,772)**	—	—	—
Other decrease	—	—	—	**(4,243)**	—	—	—
Loss on disposal of treasury stock	—	—	—	**(52)**	—	—	—
Cost of treasury stock (acquired) disposed of	—	—	—	—	—	—	**(46,766)**
Change in unrealized losses on available-for-sale securities	—	—	—	—	**88,291**	—	—
Change in foreign currency statement translation adjustments	—	—	—	—	—	**(13,775)**	—
Balance as of March 31, 2004	**424,562**	**$586,425**	**$638,709**	**$2,368,121**	**$ 65,528**	**$(122,187)**	**$(131,598)**

The accompanying notes are an integral part of the statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Shiseido Company, Limited, and Subsidiaries — For the years ended March 31, 2002, 2003 and 2004

	Millions of yen			Thousands of U.S. dollars (Note 1. (1))
	2002	2003	2004	2004
Cash Flows from Operating Activities:				
Income (loss) before income taxes	¥(29,645)	¥ 37,089	¥ 52,735	$ 479,412
Depreciation	27,953	27,187	27,218	247,440
Loss on disposal of inventories	16,310	—	—	—
Devaluation loss on inventories	9,601	—	—	—
Impairment loss on intangible assets	—	—	4,194	38,132
Write-down of investments in securities and other investments	12,775	8,870	—	—
Increase (decrease) in accrued retirement benefits	(2,963)	(3,883)	(22,386)	(203,509)
Amortization of difference between investment costs and equity in net assets acquired	(724)	(1,078)	—	—
Increase (decrease) in provision for sales promotion costs	(4,504)	—	—	—
Interest and dividend income	(1,614)	(1,120)	(1,334)	(12,129)
Interest expenses	2,104	2,551	2,388	21,714
Equity in earnings of affiliates	498	922	1,073	9,752
(Gain) loss on sale of property, plant and equipment	(2,421)	(396)	(1,250)	(11,366)
(Increase) decrease in receivables	20,484	3,386	(9,208)	(83,711)
(Increase) decrease in inventories	(2,879)	2,959	(450)	(4,088)
Increase (decrease) in payables	(6,855)	(9,409)	7,151	65,005
Other	(2,274)	2,868	1,735	15,770
	35,846	69,946	61,866	562,422
Receipt of interest and dividend income	2,043	1,136	1,416	12,873
Payment of interest expenses	(1,948)	(2,231)	(2,580)	(23,458)
(Payment) refund of income taxes	576	(2,003)	(13,628)	(123,890)
Cash flows from operating activities	36,517	66,848	47,074	427,947
Cash Flows from Investing Activities:				
Acquisition of securities	—	(4,456)	(390)	(3,545)
Proceeds from sale of securities	5,832	3,522	1,516	13,782
Acquisition of investments in securities	(12,891)	(26,552)	(7,853)	(71,395)
Proceeds from sale of investments in securities	10,660	10,012	10,453	95,025
Acquisition of other investments	—	—	(16,034)	(145,763)
Acquisition of property, plant and equipment	(22,561)	(17,783)	(22,362)	(203,288)
Proceeds from sale of property, plant and equipment	7,157	3,986	8,009	72,813
Acquisition of intangible assets	(3,352)	(4,246)	(5,648)	(51,342)
Acquisition of newly consolidated subsidiaries	(13,395)	—	—	—
Acquisition of shares of consolidated subsidiaries	(173)	(4,117)	(1,000)	(9,092)
Other	(4,045)	(4,415)	(9,724)	(88,405)
Cash flows from investing activities	(32,768)	(44,049)	(43,033)	(391,210)
Cash Flows from Financing Activities:				
Net decrease in short-term debt	(975)	(4,418)	1,296	11,783
Proceeds from long-term debt	30,376	12,113	4,848	44,077
Repayment of long-term debt	(884)	(4,827)	(37,306)	(339,152)
Acquisition of treasury stocks	(23)	(6,707)	(5,150)	(46,818)
Payment of cash dividends	(6,665)	(7,568)	(8,735)	(79,410)
Payment of cash dividends to minority shareholders	(608)	(804)	(837)	(7,609)
Cash flows from financing activities	21,221	(12,211)	(45,884)	(417,129)
Exchange Difference of Cash and Cash Equivalents	2,449	222	(276)	(2,508)
Net Change in Cash and Cash Equivalents	27,419	10,810	(42,119)	(382,900)
Cash and Cash Equivalents at Beginning of Year	62,017	90,293	101,103	919,119
Increase in Cash and Cash Equivalents due to Additional Consolidation of Subsidiaries	857	0	380	3,457
Cash and Cash Equivalents at End of Year	¥ 90,293	¥101,103	¥ 59,364	$ 539,676

The accompanying notes are an integral part of the statements.

1. BASIS OF PRESENTING CONSOLIDATED FINANCIAL STATEMENTS

(1) Accounting Principles and Presentation

The accompanying consolidated financial statements have been prepared from the accounts maintained by Shiseido Company, Limited (the "Company"), and its consolidated subsidiaries (the "Companies") in accordance with the provisions set forth in the Japanese Commercial Code and other countries' regulations and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to the application and disclosure requirements of International Financial Reporting Standards.

Certain items presented in the consolidated financial statements filed with the Director of Kanto Finance Bureau in Japan have been reclassified for the convenience of readers outside Japan.

Amounts in U.S. dollars are included solely for the convenience of readers outside Japan. The rate of ¥110 = US$1 has been used in translation. The inclusion of such amounts is not intended to imply that yen have been or could be readily converted, realized or settled in U.S. dollars at that rate or any other rate.

(2) Scope of Consolidation

The Company had 99 subsidiaries as at March 31, 2004 (104 and 99 as at March 31, 2002 and 2003, respectively). The consolidated financial statements include the accounts of the Company and 91 (98 and 96 for 2002 and 2003, respectively) of its subsidiaries. The major consolidated subsidiaries are listed below:

	As at March 31, 2004	
	Equity ownership percentage, including indirect ownership	Capital stock (millions of yen)
Shiseido Sales Co., Ltd.	100.0%	¥1,590
Shiseido FITIT Co., Ltd.	100.0	¥10
FT Shiseido Co., Ltd.	100.0	¥110
		(Thousands of U.S. dollars)
Shiseido International Corporation	100.0	$300,080
		(Thousands of euro)
Shiseido Europe S.A.	100.0	€234,893
		(Thousands of NT dollars)
Taiwan Shiseido Co., Ltd.	51.0	NTD 1,154,588
		(Thousands of yuan)
Shiseido Liyuan Cosmetics Co., Ltd.	61.0	CNY 94,300

The accounts of certain subsidiaries have been consolidated on the basis of their fiscal years ended three months or less prior to March 31.

The accounts of the remaining 8 subsidiaries have not been consolidated with the Companies due to the fact that they are inactive and their total assets, net sales, net income and retained earnings are insignificant to the consolidated total.

(3) Consolidation and Elimination

For the purposes of preparing the consolidated financial statements, all significant intercompany transactions, account balances and unrealized profits among the Companies have been eliminated, and the portion thereof attributable to minority interests is charged to minority interests.

The cost of investments in the common stock of consolidated subsidiaries is eliminated with the underlying equity in net assets of such subsidiaries. The material difference between the cost of an investment and the amount of underlying equity in net assets of such subsidiaries is deferred and amortized over a reasonable period up to 20 years on a straight-line basis.

(4) Investments in Unconsolidated Subsidiaries and Affiliates

At March 31, 2004, the Company had 6 affiliates (companies that are not subsidiaries and for which financial and operating or business decision making is influenced to a material degree by the Companies).

Investments in 5 affiliates (6 for 2002 and 2003) are accounted for by the equity method, under which the Company's equity in net income of these affiliates is included in consolidated income with appropriate elimination of intercompany profit at March 31, 2004, and for the year then ended. Investments in 8 unconsolidated subsidiaries are stated at cost.

(5) Determining the Cost of the Acquired Subsidiaries at Acquisition of the Control

The assets and liabilities of subsidiaries are required to be remeasured at fair value as of the date of acquisition of the control.

The Company adopts "full fair value method" so that the full portion of the assets and liabilities of the subsidiaries is marked to fair value as of the date of acquisition of the control.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) Inventories

Inventories held by the Company are valued at cost, which is determined by the average method.

Inventories held by the consolidated subsidiaries are valued at cost, which is determined principally by the last purchase price method.

(2) Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation of property, plant and equipment except for buildings (excluding leasehold improvements and auxiliary facilities attached to buildings) is mainly computed on the declining-balance method and depreciation of buildings is computed on the straight-line method, at rates based on the estimated useful lives of assets.

Normal repairs and maintenance, including minor renewals and improvements, are charged to income as incurred.

(3) Valuation of Securities

The Company and its domestic consolidated subsidiaries categorize their existing securities as available-for-sale. These securities are carried at fair values that are reasonably determinable based on current market quotes, with net unrealized gains and losses, net of related tax, reported separately in shareholders' equity. Realized gains or losses on securities sold are determined based mainly on the moving average method. If fair value is not available, securities are carried at cost, cost being determined mainly by moving average method.

Securities with remaining maturities of one year or less and securities that are recognized as cash equivalent are classified as "Short-term investments in securities" and non-current securities are included in "Investments in securities."

(4) Accounting for Leases

Finance leases other than those that are deemed to transfer the ownership of the leased assets to lessees are mainly accounted for by the method similar to that applicable to ordinary operating leases.

(5) Net Income and Dividends per Share

"Net income per share" of common stock is based on the weighted average number of shares of common stock outstanding during each year. The computation of diluted net income per common stock reflects the maximum possible dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

Cash dividends per share shown for each year in the Consolidated Statements of Income represent dividends declared as applicable to the respective year, rather than those paid in each year.

(6) Accounting for the Consumption Tax

In Japan, the consumption tax is imposed at the flat rate of 5% on all domestic consumption of goods and services (with certain exemptions). The consumption tax imposed on the Companies' domestic sales to customers is withheld by the Companies at the time of sale and is paid to the national government subsequently.

The Company excludes the consumption tax withheld upon sale and the consumption tax paid on the purchases of goods and services from the related amounts in the accompanying Consolidated Statements of Income. The consolidated subsidiaries primarily exclude the consumption tax from the related amounts in the accompanying Consolidated Statements of Income.

(7) Allowance for Doubtful Accounts

The Company and its domestic consolidated subsidiaries provide the allowance for doubtful accounts by the method that uses the percentage of its own actual bad debt loss against the balance of total receivables plus the amount of uncollectible receivables estimated on an individual basis. Overseas consolidated subsidiaries provide mainly for the amount of uncollectible receivables estimated on an individual basis.

(8) Accrued Retirement Benefits

Accrued retirement benefit is recognized based on the estimated actuarial present value of projected benefit obligation and the estimated fair value of plan assets.

Unrecognized prior service cost is amortized on a straight-line basis over a term that does not exceed the average remaining service period of employees who are expected to receive benefits under the plans (10 years). Unrecognized net actuarial gain or loss is mainly amortized from the immediately following year on a straight-line basis over a term that does not exceed the average remaining service period of employees who are expected to receive benefits under the plans (10 years).

(9) Accrued Retirement Benefit to Directors and Statutory Auditors

In the year ended March 31, 2004, the Board of Directors of the Company resolved to abolish the unfunded retirement benefit plans for their directors, statutory auditors and corporate officers, and proposed to make and calculated the amounts of lump-sum payments upon abolishment of the plan for their duties up to March 31, 2004 subject to approval by shareholders. The Company provided for the lump-sum payments determined in the Board's proposal for the year ended March 31, 2004. In the accompanying Consolidated Balance Sheets at March 31, 2004, the amounts for directors and statutory auditors are presented as "Accrued retirement benefits to directors and statutory auditors" and those for corporate officers included in "Accrued retirement benefits." Previously, retirement benefits to directors, statutory auditors and corporate officers had been expensed upon their retirement.

As a result of the change, "Income from operations" and "Income before income taxes" were decreased by ¥463 million ($4,209 thousand) and ¥1,696 million ($15,418 thousand), respectively, as compared with the previous policy.

(10) Foreign Currency Translation

Receivables and payables denominated in foreign currencies are translated at the current exchange rate prevailing on the respective balance sheet dates and resulting exchange gains or losses are recognized in the determination of net income for the relevant period.

Investments in unconsolidated subsidiaries and affiliates denominated in foreign currencies are translated at the historical exchange rates prevailing at the time such transactions were made.

(11) Translation of Foreign Currency Financial Statements (Overseas Subsidiaries and Affiliates)

The financial statements of overseas consolidated subsidiaries are translated into yen at the exchange rate prevailing at the respective balance sheet dates of those subsidiaries for assets and liabilities, and at the historical exchange rate for capital accounts and retained earnings. All income and expense accounts are translated at the average rate of exchange during the fiscal year of those subsidiaries.

The resulting translation adjustments are allocated proportionately between the majority and minority interests, those applicable to the majority interest being shown separately in Shareholders' Equity as "Adjustments on foreign currency statement translation" and those applicable to the minority interest being charged against "Minority Interests in Consolidated Subsidiaries."

(12) Accounting Standard for Impairment of Fixed Assets

On August 9, 2002, the Business Accounting Council in Japan issued "Accounting Standard for Impairment of Fixed Assets." The standard requires that fixed assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss shall be recognized in the income statement by reducing the carrying amount of impaired assets or a group of assets to the recoverable amount to be measured as the higher of net selling price and value in use.

The standard shall be effective for fiscal years beginning April 1, 2005.

3. SECURITIES

The acquisition cost, carrying amount, gross unrealized holding gains and gross unrealized holding losses for securities with fair value by security type as at March 31, 2003 and 2004, were as follows:

Available-for-sale securities:

	Millions of yen			
	2003			
	Cost	Carrying amount	Gross unrealized gains	Gross unrealized losses
Stocks	¥13,475	¥13,337	¥1,223	¥1,361
Bonds	9,938	9,900	18	56
Other	12,364	8,370	—	3,994
	¥35,777	¥31,607	¥1,241	¥5,411

	Millions of yen			
	2004			
	Cost	Carrying amount	Gross unrealized gains	Gross unrealized losses
Stocks	¥13,581	¥27,651	¥14,399	¥ 329
Bonds	2,898	2,991	94	1
Other	11,042	8,970	4	2,076
	¥27,521	¥39,612	¥14,497	¥2,406

	Thousands of U.S. dollars			
	2004			
	Cost	Carrying amount	Gross unrealized gains	Gross unrealized losses
Stocks	$123,464	$251,372	$130,898	$ 2,990
Bonds	26,342	27,190	853	5
Other	100,382	81,548	41	18,875
	$250,188	$360,110	$131,792	$21,870

The carrying amount of securities without fair value as at March 31, 2003, and 2004 is summarized as follows:

Available-for-sale securities:

	Carrying amount		
	Millions of yen		Thousands of U.S. dollars
	2003	2004	2004
Unlisted stocks	¥17,576	¥17,371	$157,921
Unlisted bonds	15	1,098	9,979
Other	63,822	21,234	193,041
	¥81,413	¥39,703	$360,941

Proceeds, gross realized gains and gross realized losses from the sale of available-for-sale securities in respect of the years ended March 31, 2003 and 2004, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2004	2004
Proceeds	¥20,015	¥4,119	$37,446
Gross realized gains	318	118	1,073
Gross realized losses	135	—	—

4. INVENTORIES

Inventories held by the Companies as at March 31, 2003 and 2004, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2004	2004
Merchandise and products	¥41,551	**¥42,815**	**$389,229**
Raw materials	13,347	**12,720**	**115,636**
Work in process	4,120	**3,982**	**36,201**
Supplies	7,342	**6,190**	**56,272**
	¥66,360	**¥65,707**	**$597,338**

To comply with the revised Pharmaceutical Law and to follow a notice from the Ministry of Health, Labour and Welfare, the Companies recalled certain products and disposed of them, recording a loss totaling ¥34,361 million for the year ended March 31, 2002.

In line with the Company's management reforms whereby supply chain management is expected to minimize the volume of inventories and keep superior salability of the products, the Company and its certain domestic subsidiaries devalued inventories that do not meet the criteria set under the new management policy.

5. INTANGIBLE ASSETS AND DEFERRED CHARGES

Intangible assets and deferred charges as at March 31, 2003 and 2004, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2004	2004
Goodwill*	¥27,783	**¥23,475**	**$213,408**
Trademark rights**	20,225	**18,706**	**170,057**
Others	21,522	**21,700**	**197,276**
	¥69,530	**¥63,882**	**$580,741**

* Goodwill as at March 31, 2004 includes goodwill relating to the North American Professional Division from Helene Curtis, Inc. ("Helene Curtis"), the Professional Division from The Lamaur Corporation, and *Decléor, Sea Breeze* and *Joico* brands. The acquisition costs during each of the years ended March 31, 2003 and 2004 were ¥4,391 million and ¥1,690 million, respectively.

Goodwill is being amortized on a straight-line basis over a 5-year period in Japan and mainly over a 20-year period in other countries. Amortization costs were ¥1,354 million, ¥1,096 million and ¥769 million for the years ended March 31, 2002, 2003 and 2004, respectively. Impairment loss of ¥3,879 million for goodwill was recognized at Nars for the year ended March 31, 2004.

** Trademark rights include acquired product lines from Helene Curtis, Bristol Myers Squib, Inc., and *Nars, Decléor, Sea Breeze* and *Joico* brands.

The acquisition costs during each of the years ended March 31, 2003 and 2004 were ¥3 million and ¥8 million, respectively.

Trademark rights are being amortized mainly over a 10-year period on a straight-line basis. Amortization costs of ¥1,004 million, ¥808 million and ¥805 million were charged to income for the years ended March 31, 2002, 2003 and 2004, respectively. Impairment loss of ¥316 million for trademark was recognized at Nars for the year ended March 31, 2004.

U.S. subsidiaries of the Company adopted the provisions of SFAS No.142, "Goodwill and Other Intangible Assets," as of January 1, 2002. Under SFAS No.142, goodwill and certain other intangible assets that are determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually. Prior to the adoption of SFAS No.142, goodwill and trademark rights were amortized on a straight-line basis and assessed for recoverability. The effect of this change was minimal.

6. LONG-TERM DEBT

Long-term debt as at March 31, 2003 and 2004, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2004	2004
Long-term borrowings from banks and other financial institutions	¥ 8,037	**¥ 9,106**	**$ 82,780**
0.90% unsecured yen bonds due in October 2003	30,000	**—**	**—**
0.42% unsecured yen bonds due in January 2005	20,000	**20,000**	**181,818**
Euro Medium-Term Notes due 2003—2007*	25,102	**19,110**	**173,728**
	83,139	**48,216**	**438,326**
Less: portion due within one year	(38,848)	**(29,736)**	**(270,326)**
	¥ 44,291	**¥ 18,480**	**$ 168,000**

* These notes have been issued by Shiseido Europe S.A. and Shiseido International Corporation. The interest rates at March 31, 2004 ranged from 0.19% to 4.57%.

7. PENSION PLANS

The Company and its domestic consolidated subsidiaries have a contributory funded defined benefit pension program, which is pursuant to the Japanese Welfare Pension Insurance Law. Certain overseas consolidated subsidiaries also have funded defined benefit pension plans.

The following table sets forth a reconciliation of projected benefit obligations, plan assets, funded status of the pension benefit plans and net liability recognized in the accompanying balance sheets as at March 31, 2003 and 2004:

	Millions of yen		Thousands of U.S. dollars
	2003	2004	2004
Projected benefit obligation	¥(280,307)	¥(211,061)	$(1,918,734)
Fair value of plan assets	140,029	139,691	1,269,921
Funded status of the plans	(140,278)	(71,370)	(648,814)
Unamortized net obligation at transition*	1,257	1,060	9,635
Unrecognized net actuarial (gain) or loss	97,020	45,038	409,433
Unrecognized prior service cost	(20,058)	(14,279)	(129,812)
Additional minimum liability*	(1,235)	(1,237)	(11,248)
Net liability recognized	¥ (63,294)	¥ (40,788)	$ (370,806)

The net periodic pension benefit cost for the years ended March 31, 2003 and 2004, included the following components:

	Millions of yen		Thousands of U.S. dollars
	2003	2004	2004
Service cost	¥11,466	¥ 13,123	$ 119,296
Interest cost	6,953	6,573	59,750
Expected return on plan assets	(6,138)	(5,531)	(50,281)
Amortization of net obligation at transition*	102	94	859
Amortization of net actuarial (gain) or loss	4,117	9,849	89,536
Amortization of prior service cost	(2,422)	(2,347)	(21,339)
Net periodic pension benefit cost	14,078	21,760	197,820
Gain on transfer of the entrusted portion of the retirement benefits obligation	—	(26,732)	(243,017)
	¥14,078	¥ (4,972)	$ (45,197)

* These are included in the accounts of an overseas consolidated subsidiary that have been prepared in accordance with local accounting standards.

The discount rate used to determine the actuarial present value of projected benefit obligations under the plan that covers employees of the Company and the domestic subsidiaries was 2.5% as of March 31, 2003 and 2004. The rate of expected return on plan assets was 4.0% as of March 31, 2003 and 2004. Attribution of pension benefit to each year of service of the employees is based on "benefit/years-of-service" approach, where by the same amount of the benefit is attributed to each year.

Pursuant to the enactment of the Defined Benefit Corporate Pension Plan Law, the Company obtained approval from the Minister of Health, Labour and Welfare on February 25, 2004 for an exemption from the future benefit obligation with respect to the entrusted portion operated by the Company on behalf of the government.

The Company and its domestic consolidated subsidiaries applied the transitional measure set forth in Article 47-2 of the "Practical Guidelines for Retirement Benefit Accounting (Interim Report)" (Report No.13 issued by the committee of JICPA), whereby the projected benefit obligation as well as the plan assets relating to the entrusted portion were assumed to be relinquished and the relevant gain of ¥26,732 million ($243,017 thousand) was recognized for the year ended March 31, 2004. The plan assets which would be refunded to the government were valued at ¥38,308 million ($348,256 thousand) as at March 31, 2004.

8. DEFERRED TAX

Deferred tax assets and liabilities (both current and non-current) as at March 31, 2003 and 2004, consisted of the following elements:

	Millions of yen		Thousands of U.S. dollars
	2003	2004	2004
Deferred tax assets:			
Depreciation	¥ 9,518	¥ 9,179	$ 83,447
Accrued expenses	2,575	2,795	25,409
Accrued enterprise tax	939	476	4,324
Accrued bonuses to employees	4,543	4,068	36,985
Inventories	6,093	4,408	40,076
Unrealized intercompany profit of inventory and fixed assets	7,440	5,526	50,236
Accrued retirement benefits	25,264	16,073	146,116
Accrued retirement benefits to directors and statutory auditors	—	348	3,165
Tax losses carried forward	8,787	6,697	60,886
Write-down of investments in securities and other investments	8,586	10,533	95,752
Unrealized losses on available-for-sale securities	1,686	0	0
Other	3,322	3,709	33,717
	78,753	63,813	580,114
Allowance for valuation	(4,009)	(5,458)	(49,615)
	¥74,744	¥58,355	$530,499
Deferred tax liabilities:			
Special tax-purpose reserve	¥ 1,220	¥ 1,345	$ 12,225
Depreciation	1,626	1,062	9,658
Goodwill and other intangible assets	3,132	1,885	17,138
Unrealized gains on available-for-sale securities	—	4,929	44,812
Other	523	651	5,917
	¥ 6,501	¥ 9,872	$ 89,750

9. CONTINGENT LIABILITIES

As at March 31, 2004, the Company was contingently liable for guarantees of loans from banks, which amounted to ¥63 million ($572 thousand).

10. STOCK OPTION PLAN

Treasury stock is made available for the purpose of the Company's stock option plan, which was approved by the shareholders on June 29, 2000, and covers directors and certain employees at the time of approval.

Options for 1,878,000 shares in total were granted and the transfer price per share is ¥1,396 and the options are exercisable as of July, 2002 and expire on June 30, 2005.

Under the Company's stock option plan approved by the shareholders on June 27, 2002, the Company granted stock options for 637,000 shares of common stock during the year ended March 31, 2003.

Under the Company's stock option plan approved by the shareholders on June 27, 2003, the Company granted stock options for 936,000 shares of common stock during the year ended March 31, 2004.

The following table summarizes information on the stock options outstanding as of March 31, 2004.

	Stock options granted on July 16, 2002	Stock options granted on February 28, 2003
Number of shares for options outstanding	578,000 shares	59,000 shares
Exercise price	¥1,669	¥1,512
Option term	July 1, 2004 — June 26, 2012	April 1, 2003 — March 31, 2006

	Stock options granted on July 31, 2003	Stock options granted on November 28, 2003	Stock options granted on March 8, 2004
Number of shares for options outstanding	878,000 shares	18,000 shares	40,000 shares
Exercise price	¥1,287	¥1,229	¥1,361
Option term	April 1, 2005 — June 26, 2013	December 1, 2003 —November 30, 2006	April 1, 2004 — March 31, 2007

11. ACCOUNTING FOR LEASES

The Companies have various lease agreements whereby the Companies act both as a lessee and a lessor. Finance lease contracts (both as a lessee and as a lessor) other than those that are deemed to transfer the ownership of the leased assets to lessees are accounted for by the method that is applicable to ordinary operating leases. Certain key information on such lease contracts of the Companies as a lessee and a lessor for the years ended March 31, 2003 and 2004, was as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2004	2004
As a lessee:			
The scheduled maturities of future lease rental payments on such lease contracts were as follows:			
Due within one year	¥ 4,860	¥ 4,733	$ 43,026
Due after one year	10,707	9,644	87,671
	¥ 15,567	¥ 14,377	$ 130,697
Lease rental expenses for the year	¥ 5,533	¥ 5,118	$ 46,526
Assumed depreciation	¥ 5,533	¥ 5,118	$ 46,526
Leased machinery and equipment:			
Assumed purchase cost	¥ 31,763	¥ 30,376	$ 276,142
Assumed accumulated depreciation	(16,196)	(15,999)	(145,445)
Assumed net book value	¥ 15,567	¥ 14,377	$ 130,697

Assumed data as to purchase cost, accumulated depreciation, net book value of leased machinery and equipment include the portion of interest thereon.

Depreciation is based on the straight-line method over the lease term of the leased assets.

	Millions of yen		Thousands of U.S. dollars
	2003	2004	2004
As a lessor:			
The scheduled maturities of future lease rental income on such lease contracts were as follows:			
Due within one year	¥ 616	¥ 796	$ 7,233
Due after one year	2,335	2,597	23,608
	¥ 2,951	¥ 3,393	$ 30,841
Lease rental income for the year	¥ 743	¥ 922	$ 8,383
Depreciation	¥ 646	¥ 807	$ 7,340
Assumed interest income	¥ 118	¥ 149	$ 1,356
Leased machinery and equipment:			
Purchase cost	¥ 4,636	¥ 5,398	$ 49,071
Accumulated depreciation	(1,789)	(2,116)	(19,237)
Net book value	¥ 2,847	¥ 3,282	$ 29,834

Lease obligations under operating leases at March 31, 2003 and 2004, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2004	2004
As a lessee:			
Payments due within one year	¥ 252	¥ 3,823	$ 34,755
Payments due after one year	283	34,582	314,380
	¥ 535	¥38,405	$349,135

12. DERIVATIVE FINANCIAL INSTRUMENTS

In the normal course of business, the Company and its consolidated subsidiaries employ derivative financial instruments, including forward exchange contracts and foreign currency swap arrangements to manage their exposure to adverse fluctuations in foreign exchange rates relating to receivables, payables and short / long-term debt denominated in foreign currencies. The Company does not use derivatives for speculative or trading purposes.

The contract amount (notional principal amount), estimated fair value and unrealized gain / loss of the outstanding contracts as at March 31, 2003 and 2004 are summarized below:

	Millions of yen			
	2003			
	Contract amount (notional principal amount)			
	Total	Settled over one year	Estimated fair value	Unrealized gain (loss)
Currency swap contracts:				
To receive Yen/to pay U.S. dollar	¥5,491	¥5,491	¥(201)	¥(201)
To receive Yen/to pay Euro	8,749	5,227	(890)	(890)

	Millions of yen			
	2004			
	Contract amount (notional principal amount)			
	Total	Settled over one year	Estimated fair value	Unrealized gain (loss)
Currency swap contracts:				
To receive Yen/to pay U.S. dollar	**¥4,905**	**¥ —**	**¥ 4**	**¥ 4**
To receive Yen/to pay Euro	**5,586**	**3,773**	**(1,200)**	**(1,200)**

	Thousands of U.S. dollars			
	2004			
	Contract amount (notional principal amount)			
	Total	Settled over one year	Estimated fair value	Unrealized gain (loss)
Currency swap contracts:				
To receive Yen/to pay U.S. dollar	**$44,595**	**$ —**	**$ 33**	**$ 33**
To receive Yen/to pay Euro	**50,785**	**34,298**	**(10,912)**	**(10,912)**

Derivatives that meet the criteria for hedges were excluded from the above table.

13. SEGMENT INFORMATION

(1) Industry Segment Information

The Company and its subsidiaries operate principally in the following three industrial segments:

Cosmetics........ Women's and men's cosmetics

Toiletries .... Soaps, hair-care products, mass market cosmetics and napkins

Others............. Beauty salon products, health and beauty foods, pharmaceuticals, fashion goods and fine chemicals

The industry segment information of the Companies for each of the three years in the period ended March 31, 2004, is presented below:

	Millions of yen			Thousands of U.S. dollars
	2002	2003	2004	2004
Net sales:				
Cosmetics	¥460,004	¥481,868	¥489,587	$4,450,794
Toiletries	63,976	69,216	66,397	603,607
Others	65,982	70,166	68,264	620,583
	¥589,962	¥621,250	¥624,248	$5,674,984
Operating income (loss) before unallocatable costs:				
Cosmetics	¥ 39,885	¥ 56,065	¥ 47,852	$ 435,020
Toiletries	(4,554)	2,775	433	3,934
Others	2,966	2,931	2,923	26,577
	38,297	61,771	51,208	465,531
Less: unallocatable operating expenses	(12,725)	(12,778)	(12,156)	(110,508)
Operating income	¥ 25,572	¥ 48,993	¥ 39,052	$ 355,023
Total assets:				
Cosmetics	¥317,690	¥316,466	¥321,124	$2,919,311
Toiletries	48,940	42,622	43,502	395,469
Others	112,849	109,849	104,851	953,192
	479,479	468,937	469,477	4,267,972
Unallocatable or headquarters	184,562	194,466	157,253	1,429,577
	¥664,041	¥663,403	¥626,730	$5,697,549
Depreciation:				
Cosmetics	¥ 13,160	¥ 12,720	¥ 13,406	$ 121,872
Toiletries	2,925	2,670	2,526	22,970
Others	7,460	7,550	7,097	64,515
	23,545	22,940	23,029	209,357
Unallocatable or headquarters	46	52	48	432
	¥ 23,591	¥ 22,992	¥ 23,077	$ 209,789
Capital expenditure:				
Cosmetics	¥ 13,849	¥ 16,566	¥ 18,641	$ 169,463
Toiletries	1,481	1,363	1,977	17,975
Others	21,402	9,588	8,142	74,016
	36,732	27,517	28,760	261,454
Unallocatable or headquarters	69	113	6	58
	¥ 36,801	¥ 27,630	¥ 28,766	$ 261,512

(2) Information by Geographic Segment

The geographic segment information of the Companies for each of the three years in the period ended March 31, 2004 is presented below:

	Millions of yen			Thousands of U.S. dollars
	2002	2003	2004	2004
Net sales:				
Domestic (inside Japan)	¥460,095	¥469,170	¥465,287	$4,229,887
Outside Japan:				
Americas	38,924	45,386	43,523	395,666
Europe	56,805	65,750	72,464	658,760
Asia, Oceania	34,138	40,944	42,974	390,671
	129,867	152,080	158,961	1,445,097
	¥589,962	¥621,250	¥624,248	$5,674,984
Operating income (loss) before unallocatable costs:				
Domestic (inside Japan)	¥ 33,379	¥ 52,725	¥ 41,451	$ 376,832
Outside Japan:				
Americas	(29)	2,226	164	1,489
Europe	1,582	2,149	3,668	33,343
Asia, Oceania	3,365	4,671	5,925	53,867
	4,918	9,046	9,757	88,699
	38,297	61,771	51,208	465,531
Less: unallocatable operating expenses	(12,725)	(12,778)	(12,156)	(110,508)
Operating income	¥ 25,572	¥ 48,993	¥ 39,052	$ 355,023
Total assets:				
Domestic (inside Japan)	¥308,147	¥293,608	¥297,535	$2,704,862
Outside Japan:				
Americas	78,874	69,049	57,441	522,194
Europe	57,501	70,164	77,035	700,316
Asia, Oceania	34,957	36,116	37,466	340,600
	171,332	175,329	171,942	1,563,110
	479,479	468,937	469,477	4,267,972
Unallocatable or headquarters	184,562	194,466	157,253	1,429,577
	¥664,041	¥663,403	¥626,730	$5,697,549

(3) Export Sales and Sales by Overseas Subsidiaries

Export sales of the Companies (meaning the amounts of exports made by the Company and its domestic subsidiaries plus the sales of overseas consolidated subsidiaries) for each of the three years in the period ended March 31, 2004, are presented below:

	Millions of yen			Thousands of U.S. dollars
	2002	2003	2004	2004
Export sales and sales by overseas subsidiaries:				
Americas	¥ 41,621	¥ 46,684	¥ 45,808	$ 416,436
Europe	51,329	61,677	68,104	619,125
Asia, Oceania	39,355	45,807	48,485	440,777
	¥132,305	¥154,168	¥162,397	$1,476,338
Percentage of such sales against consolidated net sales	22.4%	24.8%	26.0%	26.0%

14. SUBSEQUENT EVENT

(1) Subsequent to March 31, 2004, the Company's Board of Directors, with the subsequent approval by shareholders on June 29, 2004, declared a cash dividend of ¥4,557 million ($41,429 thousand), equal to ¥11.0 per share, which was applicable to earnings for the year ended March 31, 2004, and payable to shareholders on the register as of March 31, 2004.

(2) On May 26, 2004, the Company issued ¥50,000 million ($454,545 thousand) of unsecured 0.40% Japanese yen bonds due May 25, 2007. The issue price of the bonds was 100% of the face value.

Report of Independent Auditors

The Board of Directors
Shiseido Company, Limited

We have audited the accompanying consolidated balance sheets of Shiseido Company, Limited and its subsidiaries as of March 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2004, all expressed in yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Shiseido Company, Limited and its subsidiaries as of March 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2004, in conformity with accounting principles generally accepted in Japan.

As described in Note 2.(9), effective for the year ended March 31, 2004, Shiseido Company, Limited changed its accounting policy for retirement benefits to directors, statutory auditors and corporate officers from upon-retirement basis to accrual basis.

The amounts expressed in U.S. dollars, which are provided solely for the convenience of the reader, have been translated on the basis set forth in Note 1.(1) to the accompanying consolidated financial statements.

ChuoAoyama PricewaterhouseCoopers

Tokyo, Japan
June 29, 2004

Corporate Information

(As of March 31, 2004)

Head Office
Shiseido Company, Limited
5-5, Ginza 7-chome, Chuo-ku
Tokyo 104-0061, Japan
Tel: +81-3-3572-5111

Foundation
September 17, 1872

Establishment
June 24, 1927

Capital
¥64,506,725,140

Number of Employees
3,672 (24,839 for the Shiseido Group)

Fiscal Year-End
March 31

Common Shares Issued and Outstanding
424,562,353

Number of Shareholders
41,180

Principal Shareholders

Shareholders	Number of shares held (thousands)	Percentage of voting rights
The Master Trust Bank of Japan, Ltd. (Trust Account)	24,476	5.99%
Mizuho Bank, Ltd.	17,226	4.21
NIPPONKOA Insurance Co., Ltd.	15,056	3.68
Japan Trustee Services Bank, Ltd. (Trust Account)	14,462	3.54
Shiseido Employees' Shareholding Association	12,141	2.97
Asahi Mutual Life Insurance Company	12,079	2.95
Mizuho Corporate Bank, Ltd.	11,382	2.78
Mellon Bank Treaty Clients Omnibus	11,337	2.77
Nippon Life Insurance Company	10,830	2.65
The Tokio Marine and Fire Insurance Co., Ltd.	10,795	2.64

Annual Meeting
The annual meeting of shareholders is normally held in June in Tokyo.

Stock Listings
Common Stock: Tokyo Stock Exchange
American Depositary Receipts: U.S. Over-the-Counter

Independent Auditors
ChuoAoyama PricewaterhouseCoopers

Transfer Agent for Common Stock
The Chuo Mitsui Trust & Banking Co., Ltd.
33-1, Shiba 3-chome, Minato-ku
Tokyo 105-8574, Japan

American Depositary Receipts
Cusip No.: 824841407
Ratio (ADR:ORD): 1:1
Exchange: OTC (Over-the-Counter)
Symbol: SSDOY
Depositary: The Bank of New York
101 Barclay Street,
New York, NY 10286, U.S.A.
Tel: +1 (212) 815-2042
U.S.toll free: +1 (888) 269-2377
Website: http://www.adrbny.com

Composition of Shareholders



Treasury Stock 2.42%
Securities Companies 1.55%
Other Japanese Companies 5.42%
Individuals 22.09%
Financial Institutions 44.17%
Foreign Investors 24.35%

Monthly Share Price Range and Trading Volume



(¥)
Share Price
Trading Volume
2,000
1,750
1,500
1,250
1,000
750
500
250
0
High
Opening
Closing
Low
Black: Opening Price> Closing Price
White: Closing Price> Opening Price
(Thousands of shares)
45,000
30,000
15,000
0
'99/4
'00/4
'01/4
'02/4
'03/4
'04/4

For Further Information, Please Contact
Investor Relations Department
Shiseido Company, Limited
6-2, Higashi-shimbashi 1-chome

Website
English Edition:
http://www.shiseido.co.jp/e/
Japanese Edition:



PRINTED WITH SOYINK

Printed in Japan with soy ink on recycled paper.



Facts & Figures 2004

SHISEIDO



Contents

Index

Operating Results (Consolidated basis)

業績(連結)

Sales by category segment

事業別売上高



¥ Millions 百万円
800,000
600,000
400,000
200,000
0
2000/3 2001/3 2002/3 2003/3 2004/3
Cosmetics 化粧品
Toiletries トイレタリー
Others その他

Domestic/ Overseas sales

国内/海外別売上高



¥ Millions 百万円
800,000
600,000
400,000
200,000
0
2000/3 2001/3 2002/3 2003/3 2004/3
Domestic 国内
Overseas 海外

Gross profit/ Gross profit margin ratio

売上総利益/売上総利益率



¥ Millions 百万円
%
500,000
100
400,000
80
300,000
60
200,000
40
100,000
20
0
0
2000/3 2001/3 2002/3 2003/3 2004/3
Gross profit 売上総利益
Gross profit margin ratio 売上総利益率

¥ Millions 百万円

Fiscal year ended	決算期	2000/3	2001/3	2002/3	2003/3	**2004/3**
Sales by category segment (Total)	事業別売上高(合計)	596,643	595,152	589,962	621,250	**624,248**
Cosmetics	化粧品	441,375	454,097	460,004	481,868	**489,587**
Toiletries	トイレタリー	91,619	76,424	63,976	69,216	**66,397**
Others	その他	63,649	64,631	65,982	70,166	**68,264**
Domestic/Overseas sales (Total)	国内/海外別売上高(合計)	596,643	595,152	589,962	621,250	**624,248**
Domestic	国内	509,166	488,899	457,657	467,082	**461,851**
Overseas	海外	87,477	106,253	132,305	154,168	**162,397**
Gross profit	売上総利益	399,883	392,642	389,768	408,287	**415,205**
Gross profit margin ratio (%)	売上総利益率(%)	67.1	66.0	66.0	65.7	**66.5**

Operating Results (Consolidated basis)

業績(連結)

Selling, general and administrative expenses/ Selling, general and administrative expenses to net sales
販売費及び一般管理費／
売上高販売費及び一般管理費比率



¥ Millions 百万円
%
400,000
80
300,000
60
200,000
40
100,000
20
0
0
2000/3 2001/3 2002/3 2003/3 2004/3

Selling, general and administrative expenses 販売費及び一般管理費

Selling, general and administrative expenses to net sales 売上高販売費及び一般管理費比率

Income from operations/ Operating profitability
営業利益／売上高営業利益率



¥ Millions 百万円
%
50,000
10
40,000
8
30,000
6
20,000
4
10,000
2
0
0
2000/3 2001/3 2002/3 2003/3 2004/3

Income from operations 営業利益

Operating profitability 売上高営業利益率

Net income (loss)/ Return on sales
当期純利益(損失)／
売上高当期純利益率

¥ Millions 百万円 %

30,000 6
20,000 4
10,000 2
0 0
-10,000 -2
-20,000 -4
-30,000 -6
-50,000 -8

2000/3 2001/3 2002/3 2003/3 2004/3

Net income (loss) 当期純利益(損失)

Return on sales 売上高当期純利益率

¥ Millions 百万円

Fiscal year ended	決算期	2000/3	2001/3	2002/3	2003/3	**2004/3**
Selling, general and administrative expenses	販売費及び一般管理費	361,887	360,351	364,196	359,294	**376,153**
Selling, general and administrative expenses to net sales (%)	売上高販売費及び一般管理費比率(%)	60.7	60.6	61.7	57.8	**60.2**
Income from operations	営業利益	37,996	32,291	25,572	48,993	**39,052**
Operating profitability (%)	売上高営業利益率(%)	6.4	5.4	4.3	7.9	**6.3**
Net income (loss)	当期純利益(損失)	15,294	-45,092	-22,768	24,496	**27,541**
Return on sales (%)	売上高当期純利益率(%)	2.6	-7.6	-3.9	3.9	**4.4**
EBITDA (Earnings before interest, tax, depreciation and amortization)	利払い・税引き・償却前の利益	67,640	-29,828	411	66,827	**82,342**

Note: EBITDA=Income (loss) before income taxes+Interest expense+Depreciation
注: EBITDA=税金等調整前当期純利益(損失)+支払利息+減価償却費

Overseas Sales Data/Segment Information (Consolidated basis)

海外売上高／セグメント情報（連結）

Overseas sales

海外売上高



¥ Millions 百万円
200,000
150,000
100,000
50,000
0
2000/3 2001/3 2002/3 2003/3 2004/3
Americas アメリカ
Europe ヨーロッパ
Asia/Oceania アジア／オセアニア

Operating income by category segment

事業別営業利益



¥ Millions 百万円
60,000
50,000
40,000
30,000
20,000
10,000
0
-10,000
2000/3 2001/3 2002/3 2003/3 2004/3
Cosmetics 化粧品
Toiletries トイレタリー
Others その他

Operating income by geographic segment

所在地別営業利益



¥ Millions 百万円
60,000
50,000
40,000
30,000
20,000
10,000
0
2000/3 2001/3 2002/3 2003/3 2004/3
Domestic 国内
Overseas 海外

Fiscal year ended		決算期	2000/3	2001/3	2002/3	2003/3	**2004/3**
Overseas sales (¥ Millions)		海外売上高（百万円）	87,477	106,253	132,305	154,168	**162,397**
Regional breakdown:	Americas (%)	アメリカ（%）	29	32	31	30	**28**
	Europe (%)	ヨーロッパ（%）	41	36	39	40	**42**
	Asia/Oceania (%)	アジア／オセアニア（%）	30	32	30	30	**30**
Operating income by category segment (¥ Millions)		事業別営業利益（百万円）	37,996	32,291	25,572	48,993	**39,052**
	Cosmetics	化粧品	46,559	41,447	39,885	56,065	**47,852**
	Toiletries	トイレタリー	3,684	1,144	-4,554	2,775	**433**
	Others	その他	1,030	2,297	2,966	2,931	**2,923**
		配賦不能営業費用	(13,277)	(12,597)	(12,725)	(12,778)	**(12,156)**
Operating profitability by category segment (%)		事業別営業利益率（%）	※ Before unallocatable costs		配賦不能営業費用控除前		
	Cosmetics	化粧品	10.4	9.0	8.6	11.5	**9.7**
	Toiletries	トイレタリー	4.0	1.5	-7.0	4.0	**0.6**
	Others	その他	1.0	2.0	2.6	2.5	**2.6**
Operating income by geographic segment (¥ Millions)		所在地別営業利益（百万円）	37,996	32,291	25,572	48,993	**39,052**
	Japan	日本	44,903	38,201	33,379	52,725	**41,451**
	Americas	アメリカ	1,724	2,221	-29	2,226	**164**
	Europe	ヨーロッパ	1,863	1,284	1,582	2,149	**3,668**
	Asia/Oceania	アジア／オセアニア	2,783	3,182	3,365	4,671	**5,925**
		在外計	6,370	6,687	4,918	9,046	**9,757**
		配賦不能営業費用	(13,277)	(12,597)	(12,725)	(12,778)	**(12,156)**
Operating profitability by geographic segment (%)		所在地別営業利益率（%）	※ Before unallocatable costs		配賦不能営業費用控除前		
	Japan	日本	8.6	7.6	7.0	10.8	**8.6**
	Americas	アメリカ	5.9	5.6	-0.1	4.1	**0.3**
	Europe	ヨーロッパ	4.4	2.7	2.6	3.1	**4.8**
	Asia/Oceania	アジア／オセアニア	11.5	10.8	9.7	11.3	**13.7**
		在外計	6.7	5.7	3.5	5.5	**5.7**

Note: Operating profitability is based on category/regional sales, including sales between categories/regions.

注：事業別・所在地別営業利益率はセグメント間の内部売上高を含めた売上に対する利益率を開示しています。

Assets/Profitability (Consolidated basis)

資産／収益性指標(連結)

Total assets

総資産


¥ Millions 百万円
800,000
600,000
400,000
200,000
0
2000/3
2001/3
2002/3
2003/3
2004/3

Shareholders' equity

株主資本


¥ Millions 百万円
500,000
400,000
300,000
200,000
100,000
0
2000/3
2001/3
2002/3
2003/3
2004/3

Interest-bearing debt

有利子負債


¥ Millions 百万円
100,000
80,000
60,000
40,000
20,000
0
2000/3
2001/3
2002/3
2003/3
2004/3

¥ Millions 百万円

Fiscal year ended	決算期	2000/3	2001/3	2002/3	2003/3	**2004/3**
Total assets	総資産	657,425	665,247	664,041	663,403	**626,730**
Shareholders' equity	株主資本	431,721	361,696	345,667	353,466	**374,550**
Interest-bearing debt	有利子負債	40,144	67,186	98,170	99,408	**66,158**

Return on assets

総資産当期純利益率


%
5
4
3
2
1
0
-9
2000/3 2001/3 2002/3 2003/3 2004/3

Return on assets*

総資本事業利益率


%
8
6
4
2
0
2000/3 2001/3 2002/3 2003/3 2004/3

Return on equity

株主資本当期純利益率


%
8
6
4
2
0
-12
2000/3 2001/3 2002/3 2003/3 2004/3

%

Fiscal year ended	決算期	2000/3	2001/3	2002/3	2003/3	**2004/3**
Return on assets	総資産当期純利益率	2.4	-6.8	-3.4	3.7	**4.3**
Return on assets*	総資本事業利益率	6.5	5.3	4.1	7.6	**6.3**
Return on equity	株主資本当期純利益率	3.6	-11.4	-6.4	7.0	**7.6**
Return on investment	投資収益率	3.5	-10.6	-5.5	6.0	**7.0**

Notes: Return on assets=Net income (loss)/Total assets (Yearly average) X 100
Return on assets*=(Income from operations+Interest and dividend income)/Total assets (Yearly average) X 100
Return on equity=Net income (loss)/Shareholders' equity (Yearly average) X 100
Return on investment=Net income (loss)/(Shareholders' equity+Long-term debt excluding current portion) (Yearly average)

注： 総資産当期純利益率＝当期純利益（損失）／総資産（期中平均）×100
総資本事業利益率＝（営業利益＋受取利息及び配当金）／総資産（期中平均）×100
株主資本当期純利益率＝当期純利益（損失）／株主資本（期中平均）×100
投資収益率=当期純利益（損失）／（株主資本＋長期借入金<1年以内返済予定分除<>）（期中平均）

Stability/Efficiency (Consolidated basis)

安定性／効率性指標（連結）

Equity ratio

株主資本比率



%
70
60
50
40
0
2000/3 2001/3 2002/3 2003/3 2004/3

Interest coverage

インタレスト・カバレッジ




Times 倍
120
90
60
30
0
2000/3 2001/3 2002/3 2003/3 2004/3

Debt/Equity ratio

デット・エクイティ・レシオ



Times 倍
0.4
0.3
0.2
0.1
0
2000/3 2001/3 2002/3 2003/3 2004/3

Fiscal year ended	決算期	2000/3	2001/3	2002/3	2003/3	**2004/3**
Equity ratio (%)	株主資本比率（%）	65.7	54.4	52.1	53.3	**59.8**
Interest coverage (Times)	インタレスト・カバレッジ（倍）	107.2	29.9	12.9	19.6	**16.9**
Debt/Equity ratio (Times)	デット・エクイティ・レシオ（倍）	0.09	0.19	0.28	0.28	**0.18**
Current ratio (%)	流動比率（%）	171.6	196.6	193.5	166.1	**149.6**
Fixed assets ratio (%)	固定比率（%）	71.0	95.7	103.9	101.2	**96.8**

Notes: Interest coverage=(Income from operations+Interest and dividend income)/Interest expense
Debt/Equity ratio=Interest-bearing debt (Fiscal year-end)/Shareholders' equity (Fiscal year-end)
Current ratio=Current assets (Fiscal year-end)/Current liabilities (Fiscal year-end) X 100
Fixed assets ratio=Fixed assets (Total assets-Current assets) (Fiscal year-end)/Shareholders' equity (Fiscal year-end) X 100

注： インタレスト・カバレッジ＝（営業利益＋受取利息及び配当金）／支払利息
デット・エクイティ・レシオ＝有利子負債（期末）／株主資本（期末）
流動比率＝流動資産（期末）／流動負債（期末）×100
固定比率＝固定資産（総資産ー流動資産）（期末）／株主資本（期末）×100

Total assets turnover

総資産回転率

Times 回

1.05

1.00

0.95

0.90

0



2000/3 2001/3 2002/3 2003/3 2004/3

Tangible fixed assets turnover

有形固定資産回転率

Times 回

4.5

4.0

3.5

3.0

0

2000/3 2001/3 2002/3 2003/3 2004/3

Inventories turnover

たな卸資産回転率

Times 回

11

10

9

8

7

0



2000/3 2001/3 2002/3 2003/3 2004/3

Times 回

Fiscal year ended	決算期	2000/3	2001/3	2002/3	2003/3	**2004/3**
Total assets turnover	総資産回転率	0.94	0.90	0.89	0.94	**0.97**
Tangible fixed assets turnover	有形固定資産回転率	3.40	3.35	3.33	3.55	**3.68**
Inventories turnover	たな卸資産回転率	8.33	7.06	7.30	9.09	**9.45**

Notes: Total assets turnover=Net sales/Total assets (Yearly average)
Tangible fixed assets turnover=Net sales/Tangible fixed assets (Yearly average)
Inventories turnover=Net sales/Inventories (Yearly average)

注：総資産回転率＝売上高／総資産（期中平均）
有形固定資産回転率＝売上高／有形固定資産（期中平均）
たな卸資産回転率＝売上高／たな卸資産（期中平均）

Capital Investment/R&D Expense (Consolidated basis)

設備投資／研究開発費(連結)

Capital investment

設備投資

¥ Billions 十億円

70 60 50 40 30 20 10 0

2000/3 2001/3 2002/3 2003/3 2004/3

Cash flows from operating activities

営業活動によるキャッシュ・フロー


¥ Billions 十億円
70
60
50
40
30
20
10
0
2000/3 2001/3 2002/3 2003/3 2004/3

R&D expense/ R&D expense to net sales

研究開発費／売上高研究開発費比率


¥ Billions 十億円
%
20
15
10
5
0
4
3
2
1
0
2000/3 2001/3 2002/3 2003/3 2004/3

R&D expense 研究開発費

R&D expense to net sales 売上高研究開発費比率

¥ Billions 十億円

Fiscal year ended	決算期	2000/3	2001/3	2002/3	2003/3	**2004/3**
Capital investment	設備投資	30.7	24.0	21.2	16.7	**23.2**
Cash flows from operating activities	営業活動によるキャッシュ・フロー	34.3	0.5	36.5	66.8	**47.1**
R&D expense	研究開発費	15.5	16.8	17.0	17.3	**17.6**
R&D expense to net sales (%)	売上高研究開発費比率(%)	2.6	2.8	2.9	2.8	**2.8**

Per Share Data/Per Employee Data (Consolidated basis)

1株当たり指標／従業員1人当たり指標（連結）

Net income (loss) per share

1株当たり当期純利益（損失）



¥ 円
70
60
50
40
30
20
10
0
-110
2000/3 2001/3 2002/3 2003/3 2004/3

Operating cash flow per share

1株当たり営業キャッシュ・フロー



¥ 円
160
120
80
40
0
2000/3 2001/3 2002/3 2003/3 2004/3

Shareholders' equity per share

1株当たり株主資本



¥ 円
1,000
800
600
400
200
0
2000/3 2001/3 2002/3 2003/3 2004/3

¥ Millions 百万円

Fiscal year ended	決算期	2000/3	2001/3	2002/3	2003/3	**2004/3**
Net income (loss) per share (¥)	1株当たり当期純利益（損失）（円）	36.7	-106.8	- 54.6	58.0	**64.9**
Operating cash flow per share (¥)	1株当たり営業キャッシュ・フロー（円）	82.4	1.1	87.6	159.3	**113.5**
Shareholders' equity per share (¥)	1株当たり株主資本（円）	1,040.0	868.1	818.0	844.7	**903.7**
Cash dividends per share (¥)	1株当たり配当金（円）	16.0	16.0	16.0	20.0	**22.0**
Payout ratio (%)	配当性向（%）	38.8	–	–	77.8	**57.9**
Net sales per employee	従業員1人当たり売上高	24.4	23.8	23.6	24.7	**25.1**
Income from operations per employee	従業員1人当たり営業利益	1.6	1.3	1.0	1.9	**1.6**
Number of employees at fiscal year-end	期末従業員数（人）	24,495	24,959	25,021	25,202	**24,839**

Notes: Net income (loss) and Operating cash flow per share is based on the average number of shares outstanding in the respective fiscal years; Shareholders' equity per share is based on the number of shares outstanding at the end of the respective fiscal years.
Per employee data are based on the number of employees at fiscal year-end.
Payout ratio is calculated on a non-consolidated basis.

注： 1株当たり当期純利益（損失）・営業キャッシュ・フローは期中平均株式数に基づき、1株当たり株主資本は期末株式数に基づき算出しています。
従業員1人当たり指標は期末従業員数に基づいて算出しています。
配当性向は単独ベースで算出しています。

Consolidated Financial Statements

連結財務諸表

Consolidated Balance Sheets

連結貸借対照表

Fiscal year ended	決算期
ASSETS	**<資産の部>**
Current assets:	**流動資産:**
Cash and time deposits	現金及び預金
Short-term investments in securities	有価証券
Notes and accounts receivable	受取手形及び受取債権
Less: Allowance for doubtful accounts	貸倒引当金
Inventories	たな卸資産
Deferred tax assets	繰延税金資産
Other current assets	その他の流動資産
Total current assets	流動資産合計
Investments and advances:	**投資その他の資産:**
Investments in securities	投資有価証券
Investments in and advances to unconsolidated subsidiaries and affiliates	非連結子会社・関連会社への投資・貸付
Other investments	その他の投資
Total investments and advances	投資その他の資産合計
Property, plant and equipment, at cost:	**有形固定資産:**
Buildings and structures	建物及び構築物
Machinery and equipment	機械装置・車両運搬具及び器具備品
Less: Accumulated depreciation	減価償却累計額
Land	土地
Construction in progress	建設仮勘定
Total property, plant and equipment	有形固定資産合計
Intangible assets and deferred charges	**無形固定資産及び繰延資産**
Difference between investment costs and equity in net assets acquired	**連結調整勘定**
Deferred tax assets	**繰延税金資産**
Adjustments on foreign currency statement translation	**為替換算調整勘定**
Total assets	**資産合計**

Fiscal year ended	決算期
LIABILITIES AND SHAREHOLDERS' EQUITY	**<負債・資本の部>**
Current liabilities:	**流動負債:**
Short-term debt	短期借入金
Current portion of long-term debt	1年以内に返済期限の到来する長期借入債務
Notes and accounts payable	支払手形及び支払債務
Accrued income taxes	未払法人税等
Accrued expenses	未払費用
Deferred tax liabilities	繰延税金負債
Other current liabilities	その他の流動負債
Total current liabilities	流動負債合計
Long-term liabilities:	**固定負債:**
Long-term debt	長期借入債務
Accrued post-employment benefits (Accrued retirement benefits used until March 31, 2000)	退職給付引当金(2000/3期以前は退職給与引当金)
Accrued retirement benefits to directors and statutory auditors	役員退職慰労引当金
Deferred tax liabilities	繰延税金負債
Other long-term liabilities	その他の固定負債
Total long-term liabilities	固定負債合計
Difference between investment costs and equity in net assets acquired	**連結調整勘定**
Minority interests in consolidated subsidiaries	**少数株主持分**
Shareholders' equity:	**資本:**
Common stock	資本金
Additional paid-in capital	資本剰余金
Retained earnings	利益剰余金
Unrealized losses on available-for-sale securities, net of tax	その他有価証券評価差額金
Adjustments on foreign currency statement translation	為替換算調整勘定
Less: Treasury stock, at cost	自己株式
Total shareholders' equity	**資本合計**
Total liabilities, minority interests and shareholders' equity	**負債・少数株主持分及び資本合計**

¥ Millions 百万円

99/3	2000/3	2001/3	2002/3	2003/3	**2004/3**
33,731	29,700	34,160	35,049	35,679	**39,205**
84,794	75,290	33,530	55,365	67,311	**22,349**
109,901	110,938	126,046	108,709	103,395	**111,723**
-796	-780	-975	-1,289	-1,147	**-1,508**
65,794	77,423	91,261	70,341	66,360	**65,707**
10,719	21,360	16,742	25,398	26,401	**18,555**
10,140	9,374	18,311	11,259	7,851	**8,144**
314,283	323,305	319,075	304,832	305,850	**264,175**
41,199	50,029	48,776	38,398	45,709	**56,966**
2,410	1,875	4,653	4,379	2,361	**5,722**
18,234	18,613	24,240	23,667	21,606	**35,810**
61,843	70,517	77,669	66,444	69,676	**98,498**
154,541	160,060	173,572	173,714	176,466	**174,947**
145,774	156,164	162,817	166,416	175,256	**174,821**
-209,648	-215,878	-224,637	-229,429	-243,762	**-244,277**
67,961	67,363	62,990	63,162	62,439	**60,716**
13,401	11,203	2,120	4,123	1,256	**1,438**
172,029	178,912	176,862	177,986	171,655	**167,645**
49,624	44,501	51,908	69,507	69,530	**63,882**
—	—	—	857	1,960	**2,186**
—	12,551	39,733	44,415	44,732	**30,344**
16,191	27,639	—	—	—	**—**
613,970	657,425	665,247	664,041	663,403	**626,730**

99/3	2000/3	2001/3	2002/3	2003/3	**2004/3**
6,056	8,642	16,642	19,199	16,269	**17,942**
—	25,481	—	6,486	38,848	**29,736**
89,598	95,151	104,152	97,616	87,977	**96,685**
8,289	21,539	2,637	1,990	10,074	**4,461**
24,512	23,345	23,876	20,769	18,066	**17,204**
—	20	26	188	149	**40**
14,707	14,237	14,981	11,297	12,788	**10,541**
143,162	188,415	162,314	157,545	184,171	**176,609**
30,138	6,021	50,544	72,485	44,291	**18,480**
3,697	3,807	70,139	67,285	63,294	**40,788**
—	—	—	—	—	**849**
—	1,259	1,646	4,899	2,740	**377**
4,269	2,960	3,786	3,879	4,179	**4,291**
38,104	14,047	126,115	148,548	114,504	**64,785**
2,223	1,805	2,860	—	—	**—**
21,642	21,437	12,262	12,281	11,262	**10,786**
58,372	58,963	64,507	64,507	64,507	**64,507**
57,669	58,387	66,094	70,258	70,258	**70,258**
292,807	314,377	255,370	225,800	242,463	**260,493**
—	—	-3,352	-1,755	-2,504	**7,208**
—	—	-18,315	-10,512	-11,926	**-13,440**
-9	-6	-2,608	-2,631	-9,332	**-14,476**
408,839	431,721	361,696	345,667	353,466	**374,550**
613,970	657,425	665,247	664,041	663,403	**626,730**

Consolidated Statements of Income

連結損益計算書

Fiscal year ended	決算期
Net sales	売上高
Cost of sales	売上原価
Gross profit	売上総利益
Selling, general and administrative expenses	販売費及び一般管理費
Income from operations	営業利益
Other income (expenses):	その他の損益:
Interest and dividend income	受取利息及び受取配当金
Interest expense	支払利息
Gain on sales of marketable securities	有価証券売却益
Gain on sales of property and equipment	固定資産売却益
Exchange gain (loss)	為替差損益
Equity in earnings of affiliates	持分法投資損益
Gain (loss) on revaluation of securities	株式評価損益
Net obligation at transition immediately expensed for post-employment benefits	退職給付引当金繰入
Write-down of goodwill	営業権評価損
Loss on disposal of inventories	法令対応等たな卸資産償却費用
Devaluation loss on inventories	たな卸資産評価減
Write-down of investments in securities and other investments	投資有価証券びその他の投資評価損
Restructuring expenses	構造改革費用
Loss on disposal of business	事業譲渡損
Gain on transfer of the entrusted portion of the retirement benefit obligation	厚生年金基金代行部分返上益
Impairment loss on intangible assets	無形固定資産減損損失
Office reorganization expense	オフィス集約化・再配置費用
Provision for retirement benefits to directors, statutory auditors and corporate officers	役員等退職慰労引当金繰入額
Others, net	その他
Income (loss) before income taxes	税金等調整前当期純利益(損失)
Income taxes	法人税等
Minority interests in net income of consolidated subsidiaries	少数株主利益
Net income (loss)	当期純利益(損失)

¥ Millions 百万円

2000/3	2001/3	2002/3	2003/3	**2004/3**
596,643	595,152	589,962	621,250	**624,248**
196,760	202,510	200,194	212,963	**209,043**
399,883	392,642	389,768	408,287	**415,205**
361,887	360,351	364,196	359,294	**376,153**
37,996	32,291	25,572	48,993	**39,052**
3,160	2,663	1,614	1,120	**1,334**
-384	-1,169	-2,104	-2,551	**-2,388**
3,159	2,109	413	336	**118**
1,657	2,306	4,177	1,382	**3,026**
-2,182	-1,308	964	-559	**-53**
190	-540	-498	-922	**-1,073**
1,147	—	—	—	**—**
—	-69,072	—	—	**—**
—	-13,226	—	—	**—**
—	—	-34,361	—	**-585**
—	—	-9,601	—	**—**
—	-1,606	-12,775	-8,870	**—**
—	-8,718	-464	—	**-4,120**
—	—	—	-473	**—**
—	—	—	—	**26,732**
—	—	—	—	**-4,194**
—	—	—	—	**-1,899**
—	—	—	—	**-1,233**
-3,073	-3,368	-2,582	-1,367	**-1,982**
41,670	-59,638	-29,645	37,089	**52,735**
24,916	-9,452	-7,356	10,572	**23,134**
-1,460	5,094	-479	-2,021	**-2,060**
15,294	-45,092	-22,768	24,496	**27,541**

Consolidated Financial Statements

連結財務諸表

Consolidated Statements of Cash Flows

連結キャッシュ・フロー計算書

Fiscal year ended	決算期
Cash flows from operating activities:	**営業活動によるキャッシュ・フロー**
Income (loss) before income taxes	税金等調整前当期純利益(損失)
Depreciation	減価償却費
Loss on disposal of inventories	法令対応等たな卸資産償却費用
Devaluation loss on inventories	たな卸資産評価減
Write-down of goodwill	営業権評価損
Write-down of land	土地評価損
Impairment loss on intangible assets	無形固定資産減損損失
Write-down of investments in securities and other investments	投資有価証券及びその他の投資評価損
Increase (decrease) in accrued retirement benefits	退職給付引当金増減額
Amortization of difference between investment costs and equity in net assets acquired	連結調整勘定償却額
Increase (decrease) in provision for sales promotion costs	販売費引当金増減額
Interest and dividend income	受取利息及び受取配当金
Interest expenses	支払利息
Equity in earnings of affiliates	持分法による投資損益
(Gain) loss on sale of property, plant and equipment	有形固定資産処分損益
(Increase) decrease in receivables	売上債権の増減額
(Increase) decrease in inventories	たな卸資産の増減額
Increase (decrease) in payables	仕入債務の増減額
Other	その他
Total	小計
Receipt of interest and dividend income	利息及び配当金の受取額
Payment of interest expenses	利息の支払額
(Payment) refund of income taxes	法人税等の支払額
Cash flows from operating activities	営業活動によるキャッシュ・フロー
Cash flows from investing activities:	**投資活動によるキャッシュ・フロー**
Acquisition of securities	有価証券の取得による支出
Proceeds from sale of securities	有価証券の売却等による収入
Acquisition of investments in securities	投資有価証券の取得による支出
Proceeds from sale of investments in securities	投資有価証券の売却等による収入
Acquisition of other investments	出資金の払込による支出
Acquisition of property, plant and equipment	有形固定資産の取得による支出
Proceeds from sale of property, plant and equipment	有形固定資産の売却による収入
Acquisition of intangible assets	無形固定資産の取得による支出
Acquisition of newly consolidated subsidiaries	連結の範囲の変更を伴う子会社株式の取得による支出
Acquisition of shaves of consolidated subsidiaries	連結子会社株式の取得による支出
Other	その他
Cash flows from investing activities	投資活動によるキャッシュ・フロー
Cash flows from financing activities:	**財務活動によるキャッシュ・フロー**
Net increase in short-term debt	短期借入による収入
Proceeds from long-term debt	長期借入による収入
Repayment of long-term debt	長期借入債務の返済による支出
Proceeds from exercise of warrants	ワラント行使による収入
Acquisition of treasury stocks	自己株式売却による収入／購入による支出
Retirement of treasury stocks	自己株式消却額
Payment of cash dividends	配当金の支払額
Payment of cash dividends to minority shareholders	少数株主への配当金の支払額
Cash flows from financing activities	財務活動によるキャッシュ・フロー
Exchange difference of cash and cash equivalents	現金及び現金同等物に係る換算差額
Net change in cash and cash equivalents	現金及び現金同等物の増減額
Cash and cash equivalents at beginning of year	現金及び現金同等物の期首残高
Increase in cash and cash equivalents due to additional consolidation of subsidiaries	新規連結に伴う現金及び現金同等物の増加額
Cash and cash equivalents at end of year	現金及び現金同等物の期末残高

¥ Millions 百万円

2000/3	2001/3	2002/3	2003/3	**2004/3**
41,670	-59,638	-29,645	37,089	**52,735**
25,586	28,641	27,953	27,187	**27,218**
—	—	16,310	—	**—**
—	—	9,601	—	**—**
—	13,226	—	—	**—**
—	5,651	—	—	**—**
—	—	—	—	**4,194**
—	1,606	12,775	8,870	**—**
—	66,229	-2,963	-3,883	**-22,386**
-1,702	-729	-724	-1,078	**—**
187	-1,614	-4,504	—	**—**
-3,160	-2,663	-1,614	-1,120	**-1,334**
384	1,169	2,104	2,551	**2,388**
-190	540	498	922	**1,073**
-1,044	-858	-2,421	-396	**-1,250**
-6,056	-12,636	20,484	3,386	**-9,208**
-15,140	-11,466	-2,879	2,959	**-450**
2,825	8,378	-6,855	-9,409	**7,151**
3,587	-47	-2,274	2,868	**1,735**
46,947	35,789	35,846	69,946	**61,866**
3,139	2,872	2,043	1,136	**1,416**
-426	-1,306	-1,948	-2,231	**-2,580**
-15,336	-36,880	576	-2,003	**-13,628**
34,324	475	36,517	66,848	**47,074**
-38,711	-7,498	—	-4,456	**-390**
44,588	6,621	5,832	3,522	**1,516**
-16,776	-20,905	-12,891	-26,552	**-7,853**
9,840	41,009	10,660	10,012	**10,453**
—	—	—	—	**-16,034**
-31,714	-25,194	-22,561	-17,783	**-22,362**
4,207	4,819	7,157	3,986	**8,009**
-4,227	-15,143	-3,352	-4,246	**-5,648**
—	-4,835	-13,395	—	**—**
—	257	-173	-4,117	**-1,000**
958	-5,256	-4,045	-4,415	**-9,724**
-31,835	-26,639	-32,768	-44,049	**-43,033**
3,768	6,681	-975	-4,418	**1,296**
3,051	45,813	30,376	12,113	**4,848**
-1,279	-27,300	-884	-4,827	**-37,306**
1,181	11,003	—	—	**—**
2	-2,602	-23	-6,707	**-5,150**
-4,999	-7,451	—	—	**—**
-5,844	-7,108	-6,665	-7,568	**-8,735**
-598	-657	-608	-804	**-837**
-4,718	18,379	21,221	-12,211	**-45,884**
-2,988	879	2,449	222	**-276**
-5,217	-6,906	27,419	10,810	**-42,119**
73,270	68,521	62,017	90,293	**101,103**
468	402	857	0	**380**
68,521	62,017	90,293	101,103	**59,364**

Stock Price Information

株価関連指標

Stock price range/Trading volume (Monthly)

株価／出来高推移（月間）


10,000 Shares
¥ 円
9,000
7,500
6,000
4,500
3,000
1,500
0
3,000
2,500
2,000
1,500
1,000
0
2000/3
2000/9
2001/3
2001/9
2002/3
2002/9
2003/3
2003/9
2004/3

Price/Earnings ratio (PER)

株価収益率


Times 倍
90
60
30
0
-30
2000/3 2001/3 2002/3 2003/3 2004/3

Price/Operating cash flow ratio (PCFR)

株価／営業キャッシュ・フロー倍率


Times 倍
1,200
40
30
20
10
0
2000/3 2001/3 2002/3 2003/3 2004/3

Price/Book value ratio (PBR)

株価純資産倍率


Times 倍
2.0
1.5
1.0
0.5
0
2000/3 2001/3 2002/3 2003/3 2004/3

¥ 円

Fiscal year ended	決算期	2000/3	2001/3	2002/3	2003/3	**2004/3**
Stock price range	株価					
High	高値	1,890	1,745	1,404	1,733	**1,384**
Low	安値	1,240	1,066	1,002	1,162	**1,078**
Close	終値	1,395	1,241	1,318	1,162	**1,356**
Trading volume (10,000 Shares)	出来高（万株）	19,915.5	28,036.5	29,202.9	34,924.9	**38,681.6**
Price/Earnings ratio (PER) (Times)	株価収益率（倍）	38.01	-11.62	-24.12	20.04	**20.88**
Price/Operating cash flow ratio (PCFR) (Times)	株価／営業キャッシュ・フロー倍率（倍）	16.93	1,103.11	15.05	7.29	**11.93**
Price/Book value ratio (PBR) (Times)	株価純資産倍率（倍）	1.34	1.43	1.61	1.38	**1.50**
Total market value (¥100 Millions)	時価総額（億円）	5,791	5,195	5,596	4,933	**5,757**

Notes: Price/Earnings ratio (PER)=Year-end share price/Net income (loss) per share
Price/Operating cash flow ratio (PCFR)=Year-end share price/Cash flow per share
Price/Book value ratio (PBR)=Year-end share price/Net assets per share
Net assets per share=Shareholders' equity per share
Total market value=Common shares issued X Stock price range (Close)

注：株価収益率＝年度末株価／1株当たり当期純利益（損失）
株価／営業キャッシュ・フロー倍率＝年度末株価／1株当たり営業キャッシュ・フロー
株価純資産倍率＝年度末株価／1株当たり純資産額
1株当たり純資産額＝1株当たり株主資本
時価総額＝発行済株式総数×株価（終値）

Corporate Data

Shiseido Company, Limited

(As of March 31, 2004)

Head Office:	7-5-5, Ginza, Chuo-ku, Tokyo 104-0061, Japan Tel :+81-3-3572-5111 Fax:+81-3-3574-8380 http://www.shiseido.co.jp/e/
Founded:	September 1872
Common Stock:	¥ 64,506 million
Common Shares Issued:	424,562,353
Fiscal Year-end:	March 31
Number of Shareholders:	41,180
Stock Listings:	Common Stock - Tokyo Stock Exchange American Depositary Receipts - U. S. Over-the-Counter

会社概要

株式会社　資生堂

(2004年3月31日現在)

本社:	〒104-0061　東京都中央区銀座七丁目5番5号 Tel :03-3572-5111 Fax :03-3574-8380 http://www.shiseido.co.jp/
設立:	1872年9月
資本金:	64,506百万円
発行済株式総数:	424,562,353株
決算期:	3月31日
株主数:	41,180名
株式上場・公開:	普通株式―東京証券取引所 ADR―米国店頭市場



Printed in Japan

SHISEIDO

Notice of Convocation

The 104th Ordinary General Meeting of Shareholders

[**Disclaimer**: *Please note that the following purports to be an accurate and complete translation of the original Japanese version prepared for the convenience of our shareholders with voting rights outside Japan for reference. In the case of any discrepancy between the translation and the Japanese original, the latter shall prevail. Please be advised that certain expressions for domestic voting procedures that are not applicable to the aforesaid shareholders are omitted or modified to avoid confusion. Please also be advised that this material will not facilitate your status as a registered shareholder, who is authorized to physically attend the Ordinary General Meeting of Shareholders in person, unless presenting the original Notice of Convocation and the Voting Form in Japanese to the receptionist at the place of the meeting.*]

Table of Contents

June 4, 2004

Notice of Convocation of
The 104th Ordinary General Meeting of Shareholders

Dear Shareholders:

You are cordially invited to attend the 104th Ordinary General Meeting of Shareholders of *SHISEIDO* Co., Ltd.. The meeting will be held as described below. In the event you are unable to attend the meeting, please take appropriate procedures to exercise your voting rights upon the following matters to be resolved after reviewing them in the attached "Reference Material Concerning Exercise of Voting Rights".

Yours very truly,

SHISEIDO CO., LTD. (the "Company")

Morio Ikeda
MORIO IKEDA
President & CEO
5-5, Ginza 7-chome,
Chuo-ku, Tokyo

(VOTING PROCEDURE FOR REGISTERED SHAREHOLDERS IN JAPAN)[1]

Please indicate on the Voting Right Exercise Form (omitted) your consent or dissent to the items on the agenda, and return us the form by mail after affixing your seal impression or please exercise your voting rights via the Internet Proxy Voting Website (http://www.web54.net).

In exercising voting rights via the Internet, please read "Notes to the Use of the Exercise of Voting Rights via the Internet" (omitted).

[1] Please note that shareholders outside Japan shall not use these voting procedures.

PARTICULARS

1. **Date and Time of the Meeting:**

   Tuesday, June 29, 2004 at 10:00 a.m.

2. **Place of the Meeting:**
   TAKANAWA PRINCE HOTEL, B1, PRINCE ROOM
   3-13-1 Takanawa, Minato-ku, Tokyo, Japan

3. **Matters to be Dealt with at the Meeting:**

   Matters for Reporting:
   Report on the Non-Consolidated Balance Sheet as of March 31, 2004 and the Non-Consolidated Statement of Income and Business Report for the 104th Business Term (April 1, 2003 to March 31, 2004).

   Matters for Resolution:

First Item of Business:	**Approval of the Proposed Appropriation of Retained Earnings for the 104th Business Term**
Second Item of Business:	**Amendment to a Part of the Articles of Incorporation**
Third Item of Business:	**Election of Seven (7) Directors**
Fourth Item of Business:	**Election of Two (2) Corporate Auditors**
Fifth Item of Business:	**Granting of Retirement Gratuities to Retiring Directors**
Sixth Item of Business:	**Granting of Final Retirement Gratuities to Directors and Corporate Auditors due to Abolition of Retirement Bonus System for Directors and Corporate Auditors**

Seventh Item of Business: **Issuance of Stock Acquisition Rights as Stock Options**

Contents and details of each items are described in the "Reference Materials Concerning the Exercise of Voting Rights" described in and after page [45].

After the Meeting , company presentation ,"Creating the future of beauty" introducing Shiseido's research in cosmetics with make-up demonstration by Masa Otake is scheduled to take place in order to enhance the shareholders' understanding of the Company.

[Attached Documents]

Business Report

(Year Ended March 31, 2004)

1. Outline of Business

1.1 Business Progress and Results

(1) Overview

During the period under review, the Japanese economy and projections of its future development were clouded by the effects of a number of unfavorable factors, including a cool summer, the outbreaks of bovine spongiform encephalopathy (BSE) and avian influenza, the deteriorating situation in Iraq, and the threat of terrorism. However, in the latter part of the second half of the fiscal year, positive signs including stronger internal and external demand, a rebound in capital spending, improved corporate profits and an increase in stock prices increased expectations of a recovery.

Given these conditions, the Company continued to deploy all of its capabilities to reform corporate structure in working to achieve its management objective of sustainable earnings growth. Specific efforts entailed accelerating reforms focusing on the sales-counter, reinforcing Group-wide profitability, and implementing growth strategies targeting dramatic progress in the 21st century.

In accelerating reforms focusing on the sales-counter, the Company worked to energize cosmetics chain stores and adopt a stronger approach to structured retailers such as drugstores. At cosmetics chain stores, we used data from information devices at sales-counters to enhance consultation-based sales. At structured retailers, we increased our sales capabilities and our ability to support sales-counters, and also began deploying brands according to the specific attributes of their sales channels.

Initiatives to reinforce Group-wide profitability included merging primary manufacturing subsidiaries into the parent company with the objective of structuring a flexible production system. Moreover, we revised our cost structure and promoted the market responsiveness of our supply chain in working to further strengthen our earnings structure.

In implementing growth strategies targeting dramatic progress in the 21st century, overseas markets are a source of growth, and the Company clarified priorities for sales growth and earnings improvement in each national market it serves. In the especially important Chinese market, we maintained our competitive advantage in the department store channel, and moved to develop the new cosmetics chain store channel.

On a consolidated basis, net sales for the period under review increased compared with the previous fiscal year. Income from operations was significantly lower year-on-year due to factors including higher marketing and sales promotion expenses and increased pension-related

expenses. Although the Company incurred extraordinary losses including expenses to restructure U.S. operations, extraordinary gains included a gain on return of the substitutional portion of the employees' pension fund. As a result, net income increased substantially compared with the previous fiscal year.

On a non-consolidated basis, as was the case with consolidated results, net sales increased, income from operations decreased, and net income increased year-on-year.

Consolidated Results (Years ended March 31)

(Millions of yen)

	104th Business Term	103rd Business Term	Change (%)
Net Sales	624,248	621,250	0.5
Income from Operations	39,052	48,993	△20.3
Ordinary Income	35,852	46,432	△22.8
Net Income	27,541	24,495	12.4

Note: Triangular marks indicate negative figures.

Non-consolidated Results (Years ended March 31)

(Millions of yen)

	104th Business Term	103rd Business Term	Change (%)
Net Sales	218,255	208,319	4.8
Income from Operations	16,929	22,427	Δ24.5
Ordinary Income	22,760	26,498	Δ14.1
Net Income	15,803	10,879	45.3

Note: Triangular marks (△) indicate negative figures.

(2) Operational Review by Segment

Cosmetics

[Domestic]

Our structual reform program entails revamping all of our business models to emphasize our focus on the sales-counter. Consistent with these reforms, we continued working to energize our cosmetics chain store retailers while adopting a stronger approach to growing structured retailers.

At cosmetics chain store retailers, use of data from "Partner 21" point-of-sale (POS) terminals strengthened consultation-based sales, and we worked to further improve in-store counseling capabilities through the use of "Skin Visiom II" counseling equipment. In addition,

a more concentrated focus on selected core lines supported marketing with a sales-counter perspective.

We also worked to create a framework for realizing the beauty of each individual customer. In the second half of the fiscal year, we launched Shiseido Online, an information network that links customers, stores and Shiseido. We also revised the services of the *Hanatsubaki Club* service, an organization of loyal customers we have been developing for more than half a century.

On the other hand, in the increasingly competitive structured retailer segment, the Company worked to establish a competitive advantage in this growth channel by accelerating efforts to strengthen its relationships with each type of structured retailer. Initiatives included improved in-store merchandising maintenance, the construction of information systems to support sales, and efforts to improve our ability to negotiate with the head offices responsible for each retail outlet.

For product strategy in the market for cosmetics sold through counseling, the Company aggressively promoted strategies centered on heightening its emphasis on important segments deploying lines according to the specific attributes of each sales channel. Initiatives included introducing a new line for women in their 20s, strengthening our presence in the growing anti-aging product segment, and developing products with new functions focused on skin activating effects.

In the skincare category, we launched the *Beauty Voltage* skincare line, which bases its appeal on "Readily Apparent Beauty," and it received strong support from women in their 20s. In addition, anti-aging lines, including *Elixir* and the *Bénéfique Renew* line sold only through cosmetics chain stores, generated growth. Among products with new functions, *Revital Wrinkle Lift Retino Science AA*, a sheet mask incorporating pure retinal compound that smoothes wrinkles around the eyes, received an enthusiastic response for its revolutionary effects.

In the makeup category, the number of loyal customers for core line *Pied Nus* expanded firmly, supported by the hit product *Gradational Eyes*, an eye makeup compact that gives the eyes dimensional highlights.

In the highly competitive self-selection market, we emphasized the growing drugstore channel in working to expand market share by introducing new skincare and makeup lines targeting young women in their teens and 20s.

In the skincare category, we launched *eau de récipé*, a medicated lotion for the changeable skin conditions of young women in their late teens and early 20s. In addition, we worked to expand loyal customers of the anti-aging line *Asplir* by launching the *Asplir Gracy Rich* series of high-moisture-content products for women aged 50 and above.

In the makeup category, we launched the new *MAJOLICA MAJORCA* line under the concept of "Instant Makeover." *Automatic Liner*, which allows the user to apply eyeliner

exactly as intended, was also a major hit. These and other products received overwhelming support, primarily from young women, resulting in increased share of this market.

Market penetration and position improved further for *Ag+*, an antiperspirant deodorant that takes advantage of the antibacterial benefits of silver. Its high effectiveness supported continued strong sales growth.

Moreover, to develop the above strategies, we promoted communication activities to help all customers realize their "lifelong desire for beautiful skin," based on the concept of promoting the Company as a prominent "Skincare House." These activities included providing information on safety and reliability and disseminating beauty regimens tailored to seasonal skin needs.

[Overseas]

The Company promoted country-specific strategies and clarified priorities for sales growth and improved profitability in each national market it serves. We abolished our system of three regional headquarters for the Americas, Europe and Asia, to accelerate communication between headquarters and overseas subsidiaries. In addition, we began global supply chain management reforms to upgrade the information systems and distribution networks of overseas subsidiaries. In the United States, we fundamentally revised our business strategy and implemented structural reforms that included reorganizing assets and rationalizing operations in working to improve the management efficiency of our subsidiaries there.

For the primary *SHISEIDO* overseas brand, we strengthened efforts to cultivate core lines *SHISEIDO The Skincare* and *SHISEIDO Benefiance.* In addition, to expand the market for highly functional skincare products, we worked to increase loyal customers for *Future Solution Total Cream*, which is a moisturizing cream resulting from the combination of our dermatological research into anti-aging and our emulsification technologies. Sales of overseas versions of the hit domestic product *Inicio Body Creator* also expanded solidly. We responded to the growing consciousness of cosmetics among men by introducing the *Shiseido Men* skincare line in Europe, which contributed to customer growth.

In the important Chinese market, the Company continued to emphasize securing a competitive advantage in department stores and worked to strengthen the *Aupres* brand created exclusively for China, which secured the trust of Chinese women. The Company also utilized know-how accumulated in Japan in moving to develop business with cosmetics chain stores, which will grow rapidly in China over the next several years.

In the self-selection category, we strengthened efforts to cultivate the *Za* and *Pure & Mild* brands, our two main brands in the middle and mass markets in Asia, in working to fortify our operating base.

Beauté Prestige International (BPI), which is involved in the worldwide fragrance business, launched its third designer brand, *Narciso Rodriguez for Her*, in the United States, Canada, the United Kingdom and Spain.

As a result of these activities, combined Japan and overseas cosmetics sales increased 1.6 percent over the previous fiscal year to ¥489,587 million. Non-consolidated cosmetics sales decreased 1.4 percent over the previous fiscal year to ¥192,035 million.

[Toiletries]

This segment plays a central role in expanding the number of loyal customers for Shiseido Group products. In the year under review, we introduced products that are highly competitive because of their outstanding features, and worked to ensure that more and more customers experience the value of our products.

Amid intensifying price competition in Japan, in the core hair care category we renewed *Suibun Hair Pack*, which customers have praised as a moisture supplement. We also introduced *Amiche*, a new hair styling line that enables long-lasting hair styles.

Moreover, the launch of *fino*, a new full-scale hair care line that incorporates the Company's skincare technology, made a substantial market impact.

In line with our long-term perspective in cultivating brands, we executed marketing activities such as advertising and sampling to communicate product value.

On the sales side, we undertook in-store merchandising in cooperation with wholesalers and promoted consultation-style sale activities in line with our emphasis on maximizing direct contact with consumers.

Overseas, the Company continued to build on the business base established in South Korea and Taiwan in 2000. In China, we introduced the *AQUAIR* hair brand and initiated toiletries operations as part of our aggressive efforts to enter new markets.

Despite the February 2004 launch of *fino*, however, the impact of factors including the cool summer and intense competition in the hair care market resulted in a 4.1 percent year-on-year decrease in sales of toiletries to ¥66,396 million.

During the period under review, the parent company assumed part of the production functions of FT Shiseido Co., Ltd., which is responsible for the toiletries business. As a result, non-consolidated sales in this business totaled ¥11,899 million.

[Others]

In each of our other operations, we deployed the research and development and marketing expertise accumulated by members of the Shiseido Group and promoted proactive business activities.

In our salon business, we created the Professional Business Division during the past

fiscal year to generate mutual strengths and fortify market competitiveness by unifying each business in the hair and esthetic spa sector in Japan and overseas.

In Japan, the Company continued to nurture core brands in the growing hair-coloring segment. Among other activities, we also launched a new styling product and opened a new salon. Moreover, we entered the domestic spa business with the opening of our directly owned and operated Decléor Salon.

Overseas, we undertook energetic market expansion in the United States, Europe and the seven Asian counties we serve. However, revenues from our U.S. salon business decreased because of the impact of increasing competition in a generally flat market.

In the over-the-counter pharmaceuticals category, we concentrated managerial resources on mainstay lines *Ferzea*, a treatment for corns, and *Q10*, an anti-aging functional health food, and reinforced consultation-based sales capabilities. Sales increased as a result. In the medical-use pharmaceuticals category, sales of *Hyalos*, a surgical treatment for joint muscles, increased firmly in a competitive market environment.

The Company's fine chemicals business evolved through the application of technologies accumulated through many years of cosmetics-related R&D. During the fiscal year we worked to further penetrate the medical and environmental protection markets with our microscopic component analysis instruments and other products. We also increased sales of raw materials for pharmaceuticals and highly functional cosmetics, with emphasis on biohyaluronic acid.

In our health and beauty foods business, we proactively developed cosmetics from our perspective on health and beauty, and conducted related marketing activities in both the cosmetics chain store and structured retailer channels. We worked to expand sales with the launches of *Bénéfique Suplicare* in cosmetics chain stores and the lower mid-priced supplement *Tasukete Supli* at structured retail outlets.

Consolidated sales of others decreased 2.7 percent to ¥68,264 million. Non-consolidated sales in this segment increased 6.2 percent to ¥14,320 million.

Sales by Segment

Consolidated

Business Category	Net Sales (¥ million)	% of Total (%)	Change (%)	**Main Business**
Cosmetics	489,587	78.4	1.6	Manufacture and sale of cosmetics products and cosmetics accessories
Toiletries	66,396	10.7	△4.1	Manufacture and sale of toiletries
Others	68,264	10.9	△2.7	Manufacture and sale of beauty-salon products, health and beauty foods, and pharmaceuticals; sale of clothing and accessories; operation of restaurants; management and sale of real estate; etc.
Total	624,248	100.0	0.5	―――――――

Note: Triangular marks (△) indicate negative figures.

Non-consolidated

Business Category	Net Sales (¥ million)	% of Total (%)	Change (%)	**Main Business**
Cosmetics	192,035	88.0	△1.4	Manufacture and sale of cosmetic products and application items
Toiletries	11,899	5.4	—	Manufacture and sale of toiletries
Others	14,320	6.6	6.2	Manufacture and sale of beauty-salon products, pharmaceuticals, etc.
Total	218,319	100.0	4.8	―――――――

Note: Triangular marks (△) indicate negative figures.

(3) Capital Expenditures

In the year under review, consolidated capital expenditures amounted to ¥23,157 million and non-consolidated capital expenditures amounted to ¥12,720 million. Primary uses included investment in equipment for and installation of systems to enhance the efficiency of production and distribution, and functional reorganization at the Shiodome office.

1.2 Issues to be Addressed

While the future of the domestic and international economies remains unclear, there is an overall trend toward recovery, with signs of an increase in consumer spending beginning to appear.

Given this environment, the spirit of "contributing to beauty and health of numerous customers, thus benefiting them and society in general" that we have embraced since the Company was founded will serve as our base as we further accelerate the structural reforms currently under way in working to increase the corporate value of the entire Shiseido Group.

In fiscal 2004, our priority strategic tasks will be rejuvenating the domestic cosmetics market by maximizing the comprehensive benefits of sales-counter reforms, accelerating the globalization of our business with particular emphasis on strengthening development in the Chinese market, and implementing structural reforms and revamping our business base to achieve further growth and progress. The Company will aggressively invest in advertising, sales, and other marketing activities to put its every strength into securing avenues for future growth.

First, in rejuvenating the domestic cosmetics market by maximizing the comprehensive benefits of sales-counter reforms, we will introduce strong new products that meet customer needs and address the specific attributes of each sales channel. We will also offer customers opportunities to get to know our products with full-scale advertising. At the same time, we will increase the number of salespeople and Beauty Consultants and further strengthen marketing and sales-counter activities. Moreover, for steadfast implementation of these measures, we will divide the nation into seven geographic areas and appoint a corporate officer to serve as a Chief Area-Managing Officer (CAO) for each area. This will allow us to build a framework for swiftly and effectively allocating managerial resources according to the market environment, with the aim of establishing an even stronger competitive advantage in and expanding share of the domestic cosmetics market.

Next, in accelerating the globalization of our business with particular emphasis on strengthening development in the Chinese market, we will further concentrate managerial resources on the crucial Chinese market with the aim of maintaining our high rate of growth. In the increasingly competitive department store channel, we will secure an overwhelming position by generating synergy among the *Aupres* brand developed specifically for China, the *SHISEIDO* brand and others. On the other hand, we entered the cosmetics chain store channel in the previous fiscal year and are establishing a new business model to structure a powerful earnings base. In addition to these efforts, we will assign a corporate officer to serve as CAO for China, which will help us deploy the comprehensive strengths of each business in the Shiseido Group to accelerate development of the Chinese market.

Moreover, in implementing structural reforms and revamping our business base to achieve further earnings growth and progress, we are structuring group-wide marketing strategies from a medium- to long-term perspective that transcend the framework of each business. In addition, we will restructure our production and distribution system, beginning with the reorganization of our six main domestic factories, as part of our efforts to raise management efficiency and further optimize our overall supply chain.

In sum, in fiscal 2004 the Shiseido Group will act in concert, to vigorously conduct marketing offensives and to devote its every capability to securing growth and expanding market share. Doing so will support our efforts to achieve sustainable earnings growth.

As we pursue the various business activities described above, we will further fulfill our responsibilities as a corporation existing in harmony with society. We have established the Corporate Social Responsibility ("CSR") Department to unify each separate core activities, done separately in the past including corporate ethics, the environment, social contribution and equal opportunity for women/men. This will further promote coexistence with society and support sustainable corporate management.

Looking forward, the Company will deepen the various activities of each and every group employee, and will pursue a balance among fundamental economic viability, society, humanity and culture. We have received support as a corporation with value from our stakeholders, including shareholders, customers, business partners, employees and society, and will put every effort into our fundamental policy of continuing to be a corporation that makes a lasting contribution to customers worldwide.

We look forward to the unwavering support of our shareholders in these endeavors.

1.3 Business Results and Summary of Assets

Consolidated Business Results:

(Millions of yen except for Net Income per Share)

Term / Category	101st Business Term (4/1/2000 - 3/31/2001)	102nd Business Term (4/1/2001 - 3/31/2002)	103rd Business Term (4/1/2002 - 3/31/2003)	104th Business Term (current term) (4/1/2003 - 3/31/2004)
Net Sales	595,152	589,962	621,250	624,248
Income from Operations	32,291	25,572	48,993	39,052
Ordinary Income	32,984	27,556	46,432	35,852
Net Income	△45,091	△22,767	24,495	27,541
Net Income per Share	△106.83	△54.64	57.99	64.94
Total Assets	665,247	664,040	663,403	626,730
Total Shareholders' Equity	361,695	345,667	353,466	374,549

Notes: 1. Triangular marks (△) indicate losses.

2. "Net Income per Share" for the 101st and 102nd Business Terms is calculated based on the total average number of shares issued over each Business Term less treasury stock.
"Item 2 of business accounting standards: accounting standards of Net Income per Share" and "Item 4 of business accounting standards: application policy of accounting standards of Net Income per Share" are used for the calculations in the 103rd and 104th Business Terms.

3. The Net Loss in the 101st Business Term is attributable to the posting of extraordinary losses of, for example, the lump-sum write-off of pension liabilities resulting from the introduction of accounting standards for retirement benefits, and a write-down of good will of the Company's North American subsidiary.

4. The net loss in the 102nd Business Term is attributable to the implementation of new strategic investments, such as the introduction of in-store information terminals, and efforts to optimize trade inventories, as a result of management reform. The Net Loss in the 102nd Business Term is attributable to the posting of extraordinary losses for expenses incurred in the withdrawal and disposal of market inventory without complete ingredient labeling forwarded before amendment of Pharmaceutical Affairs Law, a review of inventory valuation and a write-down of the Company's own shares as the result of the stagnant stock market.

5. The increases in Income from Operations, Ordinary Income, and Net Income in the 103rd Business Term are the result of, among other things, dedicated effort to maximize cost efficiency on top of increased Net Sales.

Non-consolidated Business Results:

(Millions of yen except for Net Income per Share)

Category \ Term	101st Business Term (4/1/2000 - 3/31/2001)	102nd Business Term (4/1/2001 - 3/31/2002)	103rd Business Term (4/1/2002 - 3/31/2003)	104th Business Term (current term) (4/1/2003 - 3/31/2004)
Net Sales	236,300	202,316	208,319	218,255
Income from Operations	20,911	18,441	22,427	16,929
Ordinary Income	30,190	26,867	26,498	22,760
Net Income	△16,331	△19,196	10,879	15,803
Net Income per Share	△38.57	△46.07	25.71	37.97
Total Assets	492,379	519,917	493,797	488,250
Total Shareholders' Equity	371,002	348,265	344,200	379,036

Notes: 1. Triangular marks (△) indicate losses.

2. Starting from the 104th Business Term, in accordance with the Ministerial Ordinance to Revise Part of the Enforcement Regulations of the Commercial Code (2003 Ordinance No. 7 of the Ministry of Justice), the former "Net Income" (*"Toki-rieki"*) and "Net Income Per Share" (*"Hitokabu-atari-toki-rieki"*) are represented respectively as "Net Income" (*"Toki-jyun-rieki"*) and "Net Income Per Share" (*"Hitokabu-atari-toki-jyun-rieki"*).

3. Net Income per Share for the 101st Business Term is calculated based on the total average number of shares issued over the period; Net Income per Share for the 102nd Business Terms is calculated based on the total average number of shares issued over the period less treasury stock.
"Item 2 of business accounting standards: accounting standards of Net Income per Share" and "Item 4 of business accounting standards: application policy of accounting standards of Net Income per Share" are used for the calculations in the 103rd and 104th Business Terms.

4. The Net Loss in the 101st Business Term is attributable to the addition to extraordinary losses of the lump-sum write-off of pension liabilities resulting from the introduction of accounting standards for retirement benefits, and the impairment of shares of subsidiaries resulting from the introduction of the market price accounting method.

5. Decreases in Net Sales for the 102nd Business Term are primarily attributable to the spin-off of the toiletries business. The Net Loss in the 102nd Business Term is attributable to the posting of extraordinary losses for expenses incurred in the withdrawal and disposal of market inventory without complete ingredient labeling forwarded before amendment of Pharmaceutical Affairs Law, a review of inventory valuation and a write-down of the Company's own shares as the result of the stagnant stock market.

2. Outline of the Company

(The following sets forth the conditions of the Company as of March 31, 2004.)

(1) Principal Business

- Manufacture and sale of cosmetics and cosmetic accessories
- Manufacture and sale of toiletries.
- Manufacture and sale of beauty salon products and pharmaceuticals, etc.

(2) Major Business Offices and Factories

① Head Office: 5-5, Ginza 7-chome, Chuo-ku, Tokyo

② Shiodome Office: 6-2, Higashi-Shimbashi 1-chome, Minato-ku, Tokyo
Notes: The "Shiodome Office" was established in May 2003 to centralize the dispersed offices and as a base of business activities to improve management efficiency and create new values.

③ Factories:

Name	Location
Kamakura Factory	Kamakura-shi, Kanagawa Pref.
Kakegawa Factory	Kakegawa-shi, Shizuoka Pref.
Osaka Factory	Higashi-Yodogawa-ku, Osaka-shi, Osaka Pref.
Maizuru Factory	Maizuru-shi, Kyoto Pref.
Itabashi Factory	Itabashi-ku, Tokyo
Kuki Factory	Kuki-shi, Saitama Pref.

Notes:

i) On April 1, 2003, the Company merged on a small-scale (*Kan-i Gappei*) with Osaka Shiseido Co., Ltd., a subsidiary of the Company. As a result of this merger, the Osaka and Tsurumi factories have been added to the Company's factories.

ii) On April 1, 2003, the Company merged on a small-scale (*Kan-i Gappei*) with Shiseido Kako Co., Ltd., a subsidiary of the Company. As a result of this merger, the Itabashi factory has been added to the Company's factories.

iii) On October 1, 2003, the Company merged on a small-scale (*Kan-i Gappei*) with FT Shiseido Co., Ltd., a subsidiary of the Company which, was split to specialize in production functions through a corporate split on the same day. As a result of this merger, the Kuki factory has been added to the Company's factories.

(This corporate split is set out in "②Progress of Business Combinations" of "(7) Matters Concerning Principal Business Combination" under "2. Outline of the Company" of this Business Report.)

iv) The Company is promoting reform of the supply chain in order to create a system that produces and supplies the necessary products in a timely manner and in appropriate quantities. In order to turn this system into an even more highly productive system, the Company plans to rearrange the above six flagship factories.

④ Laboratories:

Name	Location
Research Center (Shin-Yokohama) Skincare Product Development Center Make-up Product Development Center Hair Care Product Development Center Safety & Analytical Research Center Material Science Research Center Life Science Research Center	Tsuzuki-ku, Yokohama-shi, Kanagawa Pref.
Research Center (Kanazawa-Hakkei) Safety & Analytical Research Center Life Science Research Center Pharmaceutical Development Center	Kanazawa-ku, Yokohama-shi, Kanagawa Pref.
Institute of Beauty Sciences	Shinagawa-ku, Tokyo
Beauty Creation Center	Shinagawa-ku, Tokyo

Note: Starting April 1, 2004, the Company will be rearranging research organizations in both of its Research Centers as follows in order to demonstrate further the Company's comprehensive capacity in the fields of basic research and product research and development.

Research Center (Shin Yokohama)	Research Center (Kanazawa Hakkei)
Product Development Center Material & Medical Development Center Safety & Analytical Research Center Material Science Research Center Life Science Research Center	Safety & Analytical Research Center H&BC Research Center Life Science Research Center

(3) Matters Concerning Shares

① Total Number of Shares Authorized to be Issued:
784,561,000 shares

② Number of Shares Issued and Outstanding:
424,562,353 shares

③ Number of Shareholders:
41,180

④ Principal Shareholders (ten largest shareholders):

Shareholders	Investment in the Company		Investment in the Principal Shareholders by the Company	
	Number of shares held	Percentage of voting rights	Number of shares held	Percentage of voting rights
	(thousands of shares)	(%)	(thousands of shares)	(%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	24,476	5.99	———	———
Mizuho Bank, Ltd.	17,226	4.21	———	———
The Nippon Koa Fire & Marine Insurance Co., Ltd.	15,056	3.68	983	0.11
Japan Trustee Service Trust Bank Co., Ltd. (Trust Account)	14,462	3.54	———	———
Association of Shiseido Employees' Investment in the Company's Shares	12,141	2.97	———	———
Asahi Mutual Life Insurance Company	12,079	2.95	———	———
Mizuho Corporate Bank, Ltd.	11,382	2.78	———	———
Mellon Bank Treaty Clients Omnibus	11,337	2.77	———	———
Nippon Life Insurance Company	10,830	2.65	———	———
The Tokyo Marine & Fire Insurance Co., Ltd.	10,795	2.64	———	———

Notes: 1. The shares of The Mizuho Holdings, Inc. (holding company of Mizuho Bank, Ltd. and Mizuho Corporate Bank, Ltd.) held by the Company were substituted for the shares of Mizuho Financial Group, Inc. as a result of a share exchange made on March 12, 2003, and the shares of Mizuho Financial Group, Inc. were allocated to the Company. As a result of this substitution, The Company holds 16,625.68 shares (0.15% of voting rights) of Mizuho Financial Group, Inc.

2. The shares of The Tokyo Marine & Fire Insurance Co., Ltd. held by the Company were substituted for the shares of Millea Holdings, Inc., which was established on April 2, 2002 as a result of a share transfer, and the shares of Millea Holdings, Inc. were allocated to the Company. As a result of this transfer, the Company holds 742.09 shares (0.04% of voting rights) of Millea Holdings, Inc.

3. "Investment in the Principal Shareholders by the Company", and the number of shares held and percentage of voting rights under 1 and 2 above do not include preferred stock.

(4) Acquisition, Disposition and Holding of the Company's Own Shares

① Shares Acquired

	Acquisition pursuant to the Resolution of General Meeting of Shareholders	Acquisition by purchase of less-than-one-unit shares
Type of shares acquired	Ordinary shares	Ordinary shares
Number of shares acquired	3,897,000 shares	156,363 shares
Total acquisition price	4,992,331,000 yen	194,640,363 yen

② Shares Disposed:

	Acquisition by purchase of less-than -one-unit shares
Type of disposed shares	Ordinary shares
Number of disposed shares	30,247 shares
Total disposition value	42,656,176 yen

③ Shares held by the Company as of Closing of Accounts

Types of shares held	Ordinary shares
Number of shares held	10,275,377shares

(5) Matters Concerning Stock Acquisition Rights

(5)-1 Stock acquisition rights outstanding

	Class and number of shares to be issued or transferred upon exercise of new share subscriptions rights	Total number of stock acquisition rights to be issued: (1,000 shares per stock acquisition right.)
Stock acquisition rights issued on July 16, 2002	578,000 shares of common stock	578 rights
Stock acquisition rights issued on February 28, 2003	59,000 shares of common stock	59 rights
Stock acquisition rights issued on July 31, 2003	878,000 shares of common stock	878 rights
Stock acquisition rights issued on November 28, 2003	18,000 shares of common stock	18 rights
Stock acquisition rights issued on March 8, 2004	40,000 shares of common stock	40 rights

The above stock acquisition rights have been issued as stock options and therefore have been issued at free of charge.

(5)-2 Stock acquisition rights as stock options issued during the current business term.

The issuance of stock acquisition rights as stock options pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan was approved at the 103rd Ordinary General Meeting of Shareholders of the Company held on June 27, 2003. The issuance of stock acquisition rights pursuant to this resolution is as follows:

① Stock acquisition rights issued on July 31, 2003

(Stock options for the directors and corporate officers of the Company)

This stock acquisition right is a stock option that links an increase of shareholder value on a long-term basis with compensation, placing emphasis on sharing profits with its shareholders.

Class and number of shares to be issued or transferred upon exercise of new share subscriptions rights	878,000 shares of common stock
Total number of stock acquisition rights to be issued: (1,000 shares per stock acquisition right:)	878 rights
Amount to be paid in upon exercise of a stock acquisition right:	1, 287 yen per share
Stock acquisition rights exercise period:	From July 1, 2005 to June 26, 2013
Name of grantee and number of stock acquisition rights granted	

Directors of the Company		Corporate officers other than directors of the Company			
Name	Number of stock acquisition rights	Name	Number of stock acquisition rights	Name	Number of stock acquisition rights
Morio Ikeda	75	Osamu Hosokawa	33	Toshihide Ikeda	21
Shigeo Shimizu	48	Shigeru Akechi	27	Toshimitsu Kobayashi	21
Tadakatsu Saito	40	Masami Hamaguchi	27	Yoshikuni Miyakawa	21
Kohei Mori	34	Takashi Hibino	27	Toshiro Nagaya	21
Takeshi Ohori	34	Yoshimaru Kumano	27	Kiyoshi Nakamura	21
Masaaki Komatsu	28	Yasutaka Mori	27	Tadashi Noguchi	21
Shinzo Maeda	28	Seiji Nishimori	27	Kazuko Oya	21
		Keizaburo Suzuki	27	Kazutoshi Satake	21
		Michihiro Yamaguchi	27	Kyoichiro Sato	21
		Akira Yamauchi	27	Takemasa Yamanaka	21
		Takao Kakizaki	21	Yutaka Yamanouchi	21
		Junichi Tsuboi	21	Eiji Yano	21
		Yasuhiko Harada	21		
7 persons	287			25 persons	591
			Total	32 persons	878

② Stock acquisition rights issued on Nov.28, 2003 and March 8, 2004.

(Stock options for the directors, corporate officers and employees of the Company and its related group companies)

This stock acquisition right is a stock option that rewards the individual performance of individuals and teams that substantially contributes to business performance on a consolidated basis, and motivates as well as inspires a can-do spirit among the employees.

	Stock acquisition rights issued on Nov.28, 2003	Stock acquisition rights issued on March 8, 2004
Class and number of shares to be issued or transferred upon exercise of new share subscriptions rights	18,000 shares of common stock	40,000 shares of common stock
Total number of stock acquisition rights to be issued (1,000 shares per stock acquisition right)	18 rights	40 rights
Amount to be paid in upon exercise of a stock acquisition right:	1, 229 yen per share	1, 361 yen per share
Stock acquisition rights exercise period	From December 1, 2003 to November 30, 2006	From April 1, 2004 to March 31, 2007

Grantee and number of stock acquisition rights granted

	Stock acquisition rights issued on Nov.28, 2003		Stock acquisition rights issued on March 8, 2004					
	Employee of the Company		Employee of the Company		Directors of subsidiaries		Employee of subsidiaries	
	Total number of Grantee	Total number of stock acquisition rights	Total number of Grantee	Total number of stock acquisition rights	Total number of Grantee	Total number of stock acquisition rights	Total number of Grantee	Total number of stock acquisition rights
Grantee and number of stock acquisition rights granted	16	18 rights Class and number of shares to be issued 18,000 shares of common stock	11	22 rights Class and number of shares to be issued 22,000 shares of common stock	2	12 rights Class and number of shares to be issued 12,000 shares of common stock	3	6 rights Class and number of shares to be issued 6,000 shares of common stock

③ The following are details that are common to each stock acquisition right of the above-mentioned ① and ②:

1. Issue price of stock acquisition rights:
   Free of charge

2. Terms and conditions of the exercise of stock acquisition rights
   1) Any grantee of stock acquisition rights shall remain in office as director, corporate officer or employee of the Company or its related group companies when such grantee exercises the rights, unless such grantee leaves office upon expiration of the term of office or due to his/her mandatory retirement age or any other reasonable cause.

   2) If any grantee of stock acquisition rights dies during the exercise period of such stock acquisition rights, only one statutory heir of such grantee shall be entitled to succeed to the rights of such grantee and no one may succeed such heir.

3) Any other terms and conditions of the exercise of stock acquisition rights shall be governed by a "contract of granting stock acquisition rights" to be entered into between the Company and the relevant grantee of the stock acquisition rights in accordance with the resolutions to be adopted at the 103rd Ordinary General Meeting of Shareholders and a meeting of the Board of Directors for the issuance of the stock acquisition rights.

3. Events and conditions to cancel stock acquisition rights

1) If a proposal for the approval of a merger agreement under which the Company shall be merged, or a share exchange agreement or a share transfer under which the Company shall become a wholly-owned subsidiary is approved at a General Meeting of Shareholders, the Company may cancel the stock acquisition rights without consideration.

2) If any grantee of stock acquisition rights in unable to exercise such new share subscriptions rights due to such grantee losing his or her office as director, corporate officer or employee of the Company or its related group companies before such grantee exercises such stock acquisition right, the Company may cancel such stock acquisition rights without consideration.

3) If any grantee of stock acquisition rights fails to exercise such stock acquisition rights during the stock acquisition rights exercise period stipulated in a "contract of granting stock acquisition rights", the Company may cancel such stock acquisition rights without consideration.

4. Restriction on transfer of stock acquisition rights:

Any transfer of stock acquisition rights shall be subject to the approval of the Board of Directors.

5. Content of specially favorable conditions of stock acquisition rights

The relevant stock acquisition rights have been issued free of charge.

④ Details of stock acquisition rights issued during the above business term

	Class and number of shares to be issued or transferred upon exercise of new share subscriptions rights	Total number of stock acquisition rights	Total number of grantees
Directors of the Company	287,000 shares of common stock	287	7
Auditors of the Company	-	-	-
Employees of the Company	631,000 shares of common stock	631	52
: Corporate Officers	591,000 shares of common stock	591	25
: Other Employees	40,000 shares of common stock	40	27
Directors of subsidiaries	12,000 shares of common stock	12	2
Auditors of subsidiaries	-	-	-
Employees of subsidiaries	6,000 shares of common stock	6	3

(6) Matters Concerning Employees

Number of Employees	Comparison with the preceding business term	Average Age	Average Working Years
3,672	+804	41.7	18.9

Note: The primary reason for increasing employee numbers is the additions to the company's factories of the Osaka, Maizuru, Itabashi, and Kuki factories, the details of which are as set out in "② Progress of Business Combinations" of "(7) Matters Concerning Principal Business Combination" under "2. Outline of the Company" of this Business Report.)

(7) Matters Concerning Principal Business Combination

① Matters Concerning Principal Subsidiaries:

Name of the Company	Paid-in Capital	Percentage of Shares Owned	Outline of Business
	(¥ million)	(%)	
FT Shiseido Co., Ltd.	110	100.0	Manufacture and sale of toiletries
Shiseido Sales Co., Ltd.	1,590	100.0	Sale of cosmetics
Shiseido FITIT Co., Ltd.	10	100.0	Sale of cosmetics
Shiseido International Corporation	(US$ thousand) 300,080	100.0	Holding company

② Progress of Business Combinations:

i) Osaka Shiseido Co., Ltd. and Shiseido Kako Co., Ltd. no longer exist as they merged on a small-scale (*Kan-i Gappei*) with the Company on April 1, 2003.

ii) Shiseido FITIT Co., Ltd. reduced its capital on August 1, 2003. Before the capital reduction, the Company made Shiseido FITIT Co., Ltd. its wholly-owned subsidiary (the Company has 100% of Shiseido FITIT Co., Ltd.'s voting rights).

iii) FT Shiseido Co., Ltd. divested all of its functions except its production functions to a newly created company of the same name, FT Shiseido Co., Ltd., on October 1, 2003, and the original FT Shiseido Co., Ltd. was merged on a small-scale (*Kan'i Gappei*) with the Company on the same day. Given the importance of the newly created FT Shiseido Co., Ltd. to the Company in the context of business combination, it is treated as an important subsidiary of the Company.

iv) Shiseido International Corporation increased its capital by 8.44 million U.S. dollars on May 12, 2003, and by 12 million U.S. dollars on January 9, 2004.

③ Results of Business Combinations:

The number of consolidated subsidiaries, including the principal subsidiaries stated above, totaled 92, a decrease of 5 companies compared with the preceding term.

The number of affiliates as to investment for which the equity method of accounting has been carried out is 5.

The consolidated business results for the Term are as stated in "1. 1 Business Progress and Results (1) Overview".

(8) Directors and Corporate Auditors

Position	Name	Duty and Major Occupation	
		As of March 31, 2004	(As of April 1, 2004)
President & CEO (Representative Director)	Morio Ikeda	CEO and COO	
Vice President / Corporate Senior Executive Officer (Representative Director)	Shigeo Shimizu	CPG (Corporate Policy Governor)	
Corporate Senior Executive Officer (Director)	Tadakatsu Saito	Chief Officer of International Operations Headquarters Responsible for Global Marketing and Russia Strategies	Chief Area Managing Officer of China
Corporate Executive Officer (Director)	Kohei Mori	Chief Officer of Cosmetics Business Headquarters Responsible for Domestic Non-Shiseido Brand Business	Chief Area Managing Officer, Tokyo/West Kanto Area
Corporate Executive Officer (Director)	Takeshi Ohori	Chief Officer of Corporate Resources Division, Responsible for Pharmaceutical Business and Fine Chemicals Business	Responsible for Investor Relations, Finance, Strategic Information System Planning
Corporate Officer (Director)	Masaaki Komatsu	General Manager of International Business Planning Department, International Operations Headquarters	General Manager of International Business Division
Corporate Officer (Director)	Shinzo Maeda	General Manager of Corporate Planning Department	General Manager of Corporate Planning Department
Standing Corporate Auditor (Full-time)	Kazunari Moriya		
Corporate Auditor (full-time)	Isao Isejima		
Corporate Auditor	Eiko Oya	President & CEO, Nippon Information Systems, Inc.	

Notes: 1. CPG (Corporate Policy Governor) is an officer aiming at clarification and penetration among all employees of corporate policy, strategy and of values that need to be co-owned throughout the Company, in order to enable management of the whole Shiseido group to effectively work and strengthen cooperative power.

2. Mr. Masaaki Komatsu, Director, Mr. Shinzo Maeda, Director, and Mr. Isao Isejima, Corporate Auditor were newly elected at the 103rd Ordinary General Meeting of Shareholders of the Company held on June 27 2003, and assumed their respective offices as of the same date.

3. Among Corporate Auditors, Ms. Eiko Oya is an external Corporate Auditor as prescribed in Article 18, Section 1 of the Law concerning Special Exceptions to the

Commercial Code concerning Audit, etc. of Joint-stock Corporations (Kabushiki Kaisha).

4. The Company introduced a corporate officer system in June 2001 to strengthen the decision-making and supervising function of the Board of Directors and clarify the responsibility in the execution of duties relating to the total Group, as part of the strengthening of its Corporate Governance. Thirty-two (32) corporate officers were elected by the Board of Directors after the end of the 103rd Ordinary General Meeting of Shareholders held on June 27, 2003, and respectively took their office. All seven (7) Directors mentioned above will also serve as corporate officers. Corporate officers who do not serve as Director are the following Twenty-five (25) members:

Position	Name	Duty and Major Occupation	
		As of March 31, 2004	(As of April 1, 2004)
Corporate Senior Executive Officer	Osamu Hosokawa	Responsible for Toiletries Business President & CEO, FT Shiseido Co., Ltd.	Chief Area Managing Officer of Kinki Area
Corporate Executive Officer	Shigeru Akechi	Chief Officer of Chainstore Division Cosmetics Business Headquarters, President & CEO of Shiseido Sales Co., Ltd.	Chief Area Managing Officer of Chubu Area
Corporate Executive Officer	Masami Hamaguchi	Chief Officer of Production & Logistics Headquarters	Responsible for Production Business, Logistics and Technical
Corporate Executive Officer	Takashi Hibino	Chief Officer of Cosmetics Marketing Division, Cosmetics Business Headquarters	Chief Area Managing Officer of Chugoku/Shikoku Area
Corporate Executive Officer	Yoshimaru Kumano	Chief Officer of Research & Development Headquarters and Product Development Division	Responsible for R&D Strategy, Product Development and Patent
Corporate Executive Officer	Yasutaka Mori	Chief Officer of Professional Business Operations Division Responsible for Boutique Business	Executive Department
Corporate Officer	Seiji Nishimori	Chief Officer of Domestic Sales Division, Structured Retail Stores Cosmetics Business Headquarters	Vice Chief Officer of of Cosmetic Business Division
Corporate Executive Officer	Keizaburo Suzuki	Chief Officer of Corporate Communications Division	Responsible for Corporate Culture, Advertising and Public Relations
Corporate Executive Officer	Michihiro Yamaguchi	Chief Officer of Basic Research Division and Technical Property Division, Research & Development Headquarters	Responsible for Basic Research and New Business Development
Corporate Executive Officer	Akira Yamauchi	Chief Officer of Personnel and General Affairs Division Responsible for Beauty Enhancement & Communications	Responsible for Personnel, Executive, Legal, General Affairs, Consumer Information, Beauty Sciences and Beauty Creation
Corporate Officer	Takao Kakizaki	Chief Officer of Creative Division and General Manager of Communications Planning Department, Corporate	General Manager of Advertising Department

		Communications Division	
Corporate Officer	Junichi Tsuboi	Chief Officer of Marketing Division, Executive Director, FT Shiseido Co., Ltd.	Executive Department
Corporate Officer	Yasuhiko Harada	General Manager of Corporate Restructuring Department	General Manager of Internal Audit Department
Corporate Officer	Toshihide Ikeda	General Manager of Cosmetics Product Planning Department, Cosmetics Marketing Division, Cosmetics Business Headquarters	General Manager of FITIT Marketing Development Department, Cosmetics Business Division
Corporate Officer	Toshimitsu Kobayashi	Chief Manager, Osaka Branch Office, Shiseido Sales Co., Ltd.	Chief Officer of Cosmetics Business Division and President & CEO, Shiseido Sales Co., Ltd.
Corporate Officer	Yoshikuni Miyakawa	General Manager of Internal Audit Department	Chief Area Managing Officer of Kyusyu Area
Corporate Officer	Toshiro Nagaya	Chief Officer of Production Division, Production & Logistics Headquarters; and General Manager of Product Planning Department, Production Division, Production & Logistics Headquarters	General Manager of Production Strategic Planning Department
Corporate Officer	Kiyoshi Nakamura	General Manager of Technical Department, Technical Property Division, Research & Development Headquarters	General Manager of Technical Department
Corporate Officer	Tadashi Noguchi	Chief Officer of Strategic Business Planning Division Executive Director of FT Shiseido Co., Ltd	Responsible for Toiletries business. President & CEO, FT Shiseido Co., Ltd.
Corporate Officer	Kazuko Oya	Chief Officer of Beauty Enhancement & Communications Division; and General Manager of Consumer Center	General Manager of Beauty Consultant Training Department, Cosmetics Business Division. Responsible for Non-Shiseido Brand Business
Corporate Officer	Kazutoshi Satake	General Manager of Sales Planning Department, Chainstores, Chainstore Division, Cosmetics Business Headquarters	General Manager of Personnel Department
Corporate Officer	Kyoichiro Sato	General Manager of Personnel Department, Personnel and General Affairs Division	Responsible for Professional Business and Boutique Business
Corporate Officer	Takemasa Yamanaka	Executive Director; Chief Officer of Sales Division, FT Shiseido Co., Ltd	Chief Area Managing Officer of East Kanto/Shinetsu Area
Corporate Officer	Yutaka Yamanouchi	Chief Officer of International Sales Division, International Operations Headquarters	General Manager of The Americas Department, International Business Division
Corporate Officer	Eiji Yano	General Manager of Pharmaceutical Business Department, and President & CEO of Shiseido Pharmaceutical Co., Ltd.	General Manager of Pharmaceutical Business Department. Responsible for Pharmaceutical Business and Fine Chemicals Business

Mr. Masayuki Ishimaru was newly elected as a Corporate Officer by Board of Directors on March 31, 2004, and assumed his respective office as of April 1, 2004. (Chief Area Managing Officer of North Japan Area.)

5. The Directors and Corporate Auditors who retired during the Term are as follows:

Position at the time of Resignation	Name	Duty and Major Occupation	Date and Reasons for Retirement
Chairman of Corporate Officers (Representative Director)	Akira Gemma		June 27, 2003 (completion of Term of office)
Corporate Officer (Director)	Isao Isejima	Chief Officer of International Marketing Division, International Operations Headquarters	June 27, 2003 (completion of Term of office)
Corporate Auditor (full-time)	Hiroshi Yamaguchi		June 27, 2003 (completion of Term of office)
Corporate Auditor	Kinya Imamura		June 27, 2003 (completion of Term of office)
Corporate Auditor	Masami Kogayu	Chairman, Japan Economic Research Institute	March 16, 2003 (death)

3. Material Facts concerning Company's Status after the Closing of Accounts

The Board of Directors resolved at its meeting held on April 27, 2004, to issue the Third Unsecured Ordinary Notes of a total value of 50,000 million yen (with a coupon rate of 0.40% and for maturity on May 25, 2007) on May 26, 2004 in order to increase operating capital and raise capital for investing and financing.

The amounts in millions of yen in this Business Report that are less than one million yen have been rounded down.

Non-consolidated Balance Sheets

(At March 31, 2004)

(Millions of yen)

	Amount		Amount
ASSETS		**LIABILITIES**	
Current Assets:	146,989	**Current Liabilities:**	**89,568**
Cash and Time Deposits	10,992	Trade Notes Payable	2,351
Trade Notes Receivable	162	Accounts Payable	30,726
Accounts Receivable	91,282	Bond Redeemable within 1 Year	20,000
Short-Term Investments in Securities	10,329	Accrued Amount Payables	24,673
		Income Tax Payable	688
Products and Commodities	4,075	Accrued Expenses	2,904
Unfinished Products	2,531	Deposits Received	7,991
Raw Materials and Reserves	4,094	Other Current Liabilities	232
Prepaid Expenses	491		
Short-Term Loans	2,511	**Long-Term Liabilities:**	**19,644**
Other Receivables	8,203	Reserve for Employees' Retirement Benefits	18,654
Advances to Affiliates	6,256		
Deferred Tax Assets	5,148	**Reserve for Directors' Retirement Bonuses**	802
Other Current Assets	919		
Allowance for Doubtful Accounts	△10	Other Long-Term Liabilities	186
Fixed Assets:	**341,260**	**Total Liabilities**	**109,213**
Tangible Fixed Assets:	**94,683**		
Buildings	35,880		
Structures	1,721		
Machinery and Equipment	9,860	**SHAREHOLDERS' EQUITY**	
Vehicles	457	**Capital Stock**	**64,506**
Fixtures and Fittings	6,264		
Land	39,598	**Capital Surplus:**	**70,258**
Construction in Progress	899	Additional Paid-in Capital	70,258
Intangible Fixed Assets:	**6,814**		
Leasehold Rights	90	**Earned Surplus:**	**251,857**
Trademark Rights	98	Earned Surplus Reserve	16,230
Software	6,492	Reserve for Reducing Fixed Assets	2
Telephone Rights	132	Special Reserve	217,044
Investments and Other Assets:	**239,762**	Unappropriated Profit	18,580
Investments in Securities	56,537		
Shares in Subsidiaries	114,020	**Securities Evaluation Differential:**	**6,890**
Capital	20,961	Other Securities Evaluation Differential	6,890
Subsidiary Capital	6,594		
Long-Term Loans	12,788		
Deferred Tax Assets	21,939	**Treasury Stock**	**△14,475**
Other Investments	6,922		
Allowance for Doubtful Accounts	△1	**Total Shareholders' Equity**	**379,036**
TOTAL ASSETS	**488,250**	**TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY**	**488,250**

Notes to Balance Sheets

1. Figures have been rounded down to the nearest million.

2. Short-Term Financial Receivables from Subsidiaries ¥106,344 million
   Long-Term Financial Receivables from Subsidiaries ¥12,430 million

3. Short-Term Financial Payables to Subsidiaries ¥15,124 million

4. Cumulative Depreciation of Tangible Fixed Assets ¥154,196 million

5. In addition to the fixed assets listed in the Balance Sheets, the Company uses some buildings, electronic calculating machines and peripheral equipment under lease contracts.

6. Guaranteed Liabilities ¥35,785 million

7. The Company maintains a reserve for directors' retirement benefits as provided in Article 43 of the rules and regulations of the Commercial Code.

8. Net assets as provided in Article 124-3 of the rules and regulations of the Commercial Code, totaled ¥6,890 million

(Change in reporting method)
Advances to Affiliates, which was included under Other Current Assets in the previous fiscal year, has been presented as a separate item due to an increase in its proportion of Total Assets.

Non-consolidated Statements of Income

(Year ended March 31, 2004)

(Millions of yen)

	Amount
ORDINARY INCOME/LOSS	
I. Income/Expenses from Operations	
Operating Revenues	218,255
Net Sales	218,255
Operating Expenses	201,326
Cost of Sales	101,455
Selling, General and Administrative Expenses	99,870
Income from Operations	16,929
II. Other Income/Expenses	
Other Revenues	9,941
Interest and Dividend Income	2,682
Fixed Asset Lending Income	4,190
Royalty Income	1,346
Other	1,722
Other Expenses	4,109
Interest Expenses	251
Fixed Asset Lending Expenses	2,406
Other	1,451
Ordinary Income	22,760
EXTRAORDINARY INCOME/LOSS	
Extraordinary Income	11,780
Gain on Return of Substiutional Portion of Employees' Pension Fund	9,598
Gain on Sale of Fixed Assets	2,182
Extraordinary Loss	10,506
Restructuring Expense	7,050
Office Reorganization Expense	1,617
Provision of Reserve for Retirement Benefits for Directors, etc.	1,207
Write-offs of Inventories	326
Devaluation of Financial Assets	304
Income before Income Taxes	24,034
Income Taxes	4,080
Adjustment for Corporate Taxes, etc.	4,151
Net Income	15,803
Income Brought Forward from Previous Term	7,746
Interim Dividends	4,558
Differential Loss on Disposal of Treasury Stock	5
Loss on Cancellation of Shares	405
Unappropriated Profit at Year-End	18,580

Notes to Statements of Income

1. Figures have been rounded down to the nearest million yen.

2. Transactions with Subsidiaries

Sales	¥213,353 million
Purchases	¥7,811 million
Nonoperating Transactions	¥7,344 million

3. Extraordinary Income

Gain on sale of fixed assets includes gain on sale of fixed assets associated with office reorganization.

4. Extraordinary Loss

Restructuring Expense

Loss on liquidation of subsidiary	¥5,807 million
Loss on investment in subsidiary	¥1,243 million

Office Reorganization Expense

Small equipment expenses	¥825 million
Moving expenses	¥420 million
Loss on disposal of fixed assets	¥217 million
Loss on returning leased building to original state	¥155 million

Provision of Reserve for Retirement Benefits for Directors, etc.

Directors and auditors	¥637 million
Corporate officers	¥570 million

Write off of inventories includes the cost of disposing inventories due to reorganization of factories.

Devaluation of Financial Assets

Devaluation of shares of subsidiaries	¥251 million
Devaluation of investments	¥52 million

5. Net income per share ¥37.97

Notes on Accounting Standards

1. Valuation of securities
   Other securities

Market price applicable: At market, based on market prices at the fiscal year-end. (Valuation discrepancies are included directly in the capital account, and selling costs are, in principle, accounted for using the moving average method.) Market price not applicable: Primarily valued at cost, based on the moving-average method. Shares in subsidiaries: Primarily valued at cost, based on the moving-average method.

2. Valuation of inventory: At cost, based on the total average method.

3. Depreciation of fixed assets: Buildings (excluding attached equipment) are depreciated using the straight-line method. Other tangible fixed assets except for buildings are depreciated using the declining-balance method. Intangible fixed assets and long-term prepaid expenses are amortized using the straight-line method.

4. Reserves

   (1) Allowance for Doubtful Accounts: As a contingency against losses from default of notes and accounts receivable, reserves are determined by using the percentage of own actual bad-debt loss against the balance of total receivables, and amounts that take into consideration the possibility of recovering specific liabilities.

   (2) Reserve for Employees' Retirement Benefits: As a contingency against expenses arising from the retirement of employees, the Company has set aside a reserve based on the estimated retirement benefit liabilities and pension assets at the end of the year under review.
   Prior Service Cost is expensed as incurred using the straight-line method, based on the specified number of years (10 years) within the average remaining employee work period. Actuarial Differential is expensed in the following fiscal year using the straight-line method, based on the specified number of years (10 years) within the average remaining employee work period.
   Retirement benefits for corporate officers are included using the same accounting standards as used for the reserve for directors' retirement benefits.

   (3) Reserve for Directors' and Corporate Auditors' Retirement Benefits: At its Board of Directors meeting for the year under review, the Company decided to abolish its directors' and corporate auditors' retirement benefit system as of the date of the General Meeting of Shareholders for the year ended March 31, 2004. For those still serving as of March 31, 2004, the Company has decided to provide retirement benefits for their duties up to the year under review, and thus set aside a reserve for this purpose.

5. Accounting for Lease Contracts

Finance lease contracts other than those deemed to transfer the ownership of the leased assets to lessees are accounted for by the method that is applicable to ordinary operating leases.

6. Other

Consumption Tax: Figures in this report are exclusive of consumption tax.

(Accounting Change)
Reserve for Directors' Retirement Benefits

Previously, the company posted retirement benefit to directors and corporate officers at the time of their retirement. At its Board of Directors meeting for the consolidated year under review, however, the Company decided to abolish its directors' and corporate officers' retirement system as of the date of the General Meeting of Shareholders for the year ended March 2004. For those still serving as of March 31, 2004, the Company has decided to provide retirement benefits for their duties up to the year under review, and thus set aside a reserve. The amount for directors and corporate auditors is included in "Reserve for Directors' and Corporate Auditors' Retirement Benefits" and the amount for corporate officers is included in "Reserve for Employees' Retirement Benefits." The expense for the fiscal year under review incurred as a result of this accounting change, totaling ¥441 million, was included in selling, general and administrative expenses. The expense incurred for past fiscal years as a result of this accounting change, totaling ¥1,207 million, was included in extraordinary losses. Compared to the previously applied accounting method, this accounting change reduced operating income and ordinary income by ¥441 million and reduced income before income taxes by ¥1,649 million.

(Supplementary Information)
Return of Substitutional Portion of Employees' Pension Fund

On February 25, 2004, in conjunction with the enforcement of the Defined-Benefit Corporate Pension Law, the Company received approval from the Minister for Health, Labour and Welfare for exemption from future payment obligations for substitutional portion of the employees' pension fund. As a result, the Company implemented measures specified in Section 47-2 of the "Practical Guidelines of Accounting for Retirement Benefits (Interim Report)" (JIPCA Accounting Committee Report No. 13), and eliminated retirement benefit liabilities and return equivalent of pension assets with respect to such substitutional portion as of the date of approval, and recorded a gain of return of substitutional portion of employees' pension fund totaling ¥9,598 million as extraordinary income in the year ended March 31, 2004. The substitutional portion of pension assets as of March 31, 2004 was ¥13,095 million.

Proposed Appropriation of Retained Earnings

Item	Amount (Yen)
Net Income	18,580,416,811
Reversal of Fixed-Asset Reduction Reserve	494,818
Total	18,580,911,629
To be appropriated as follows:	
Cash Dividends (¥11.00 per share)	4,557,156,736
Bonuses to Directors	56,400,000
Carried Forward to Next Fiscal Year	13,967,354,893
Total	18,580,911,629

Notes: 1. On December 10, 2003, the Company paid interim cash dividends totaling ¥4,558,004,407 (¥11.00 per share).

2. Cash dividends were not paid on the Company's Treasury Stocks (10,275,377 shares).

CERTIFIED COPY OF INDEPENDENT PUBLIC

ACCOUNTANTS' REPORT

May 17, 2004

To: Shiseido Co., Ltd.

Board of Directors

Chuo Aoyama Audit Corporation

Hideo Osugi (Seal)
Representative partner &
engagement partner
Certified Public Accountant

Noboru Yoshida (Seal)
Representative partner and
engagement partner
Certified Public Accountant

Akihiko Nakamura (Seal)
Representative partner and
engagement partner
Certified Public Accountant

We have examined the Balance Sheet, the Income Statement, the Business Report (limited to the part regarding the accounts of the Company) and the Proposed Appropriation of Retained Income and attached schedules thereto (limited to the part regarding the accounts of the Company) of Shiseido Co., Ltd. for the 104th Business Term from April 1, 2003 to March 31, 2004 pursuant to the provisions of Article 2 of the "Law Concerning Special Exceptions to the Commercial Code Concerning Audit, Etc. of Joint-Stock Corporations (Kabushiki Kaisha)." Further, the part regarding the accounts of the Company of the Business Report and attached schedules are described based on the records of its accounting books. The management is responsible for preparation of these statements and attached schedules thereto, and we are only responsible for expressing our opinion on these statements and attached schedules thereto from a independent position. Our examination was made in accordance with generally accepted auditing standards. These auditing standards require us to provide a reasonable assurance of whether the statements and attached schedules thereto include any material false representations. The audit will be made based on tests, and includes a review of representations of the statements and attached schedules thereto as a whole including accounting policies adopted by the management and the application method thereof and an assessment of estimates made by the management. As a result of this audit, we believe that we obtained reasonable grounds to represent our opinion. This audit includes procedures for auditing for subsidiaries, which we carried out as we considered necessary.

We, after examination, hereby report as follows:

(1) The Balance Sheet and the Income Statement fairly set forth the financial condition and state the profit and loss of the Company in accordance with laws and ordinances and the Articles of Incorporation.
(2) As reported in the "Accounting Change" section in the Notes on Accounting Standards, the Company previously posted retirement benefit to directors (including corporate auditors in this paragraph) and corporate officers at the time of their retirement. However, the Company has decided to provide retirement benefits for their duties up to the year under review, and thus set aside a "Reserve for Directors' and Auditors' Retirement Benefits" for the amount for directors and "Reserve for Employees' Retirement Benefits" for the amount for corporate officers. This change has been decided at its Board of Directors meeting to abolish its retirement system for directors and corporate officers as of the date of the General Meeting of Shareholders for the year ended March 2004 and to provide retirement benefits for their duties up the year under review. It fairly sets forth the financial condition of the Company.
(3) The Business Report (limited to the part regarding the accounts of the Company) fairly sets forth the situation of the Company in accordance with laws and ordinances and the Articles of Incorporation
(4) The Proposal for Appropriation of Profits is in conformity with laws and ordinances and the Articles of Incorporation.
(5) There exist no matters in the attached schedules (limited to the part regarding the accounts of the Company) to be pointed out in accordance with the provisions of the Commercial Code of Japan.

Material Facts concerning Company's Status after the Closing of Accounts

Material facts after the closing of accounts recorded in the Business Report is deemed material and shall affect the Company's status of assets and income in and after the next business term.

Chuo Aoyama Audit Corporation and the Certified Public Accountants in charge have no interests with the Company which are defined by the provisions of the Law Concerning Certified Public Accountants.

- End -

CERTIFIED COPY OF REPORT OF BOARD OF CORPORATE AUDITORS

AUDIT REPORT

This Board of Corporate Auditors prepared and report upon the following audit report regarding the performance of duties of the Directors of the Company during the 104th Business Term from April 1, 2003 to March 31, 2004, upon deliberation, based on the reports from each Corporate Auditor regarding the method and the result of audit.

1. Summary of method of audit

Each Corporate Auditor, subject to, *inter alia*, the audit policy set up by the Board of Corporate Auditors and the duties assigned to each Corporate Auditor, has attended meetings of the Board of Directors and other meetings as deemed important, received from Directors reports on the business, perused the documents whereby the important decisions were made, and examined business and financial conditions at the head office and the principal offices. In addition, we received from the Independent Accountants reports on audit and examined the accounting statements and attached schedules.
Each of Corporate Auditors has also required reports on business from the Company's subsidiaries, has visited the principle subsidiaries when deemed it necessary, and has examined business and financial conditions.

As for the transactions between Directors acting on their own behaves and the companies which businesses are competitive to the Company, transactions between Directors and the Company in which interests in both parties are contradictory, the provision, free of charge, of profits conducted by the Company, transactions not in the ordinary course of business between its subsidiaries and the Company or between its shareholders and the Company and acquisition and disposal of its own shares and the like, we each examined such transactions in detail by receiving reports from the Directors, as necessary, in addition to the method of audit mentioned above.

2. Result of audit

(1) The method and results of auditing carried out by Chuo Aoyama Audit Corporation, Independent Public Accountants, are appropriate.

(2) The Business Report fairly sets forth the situation of the Company in accordance with laws and ordinances and the Articles of Incorporation.

(3) With respect to the item concerning the proposal for appropriation of profits, nothing unusual is to be pointed out in accordance with the financial condition of the Company and other circumstances.

(4) The attached schedules fairly set forth the matters to be stated and nothing unusual is to be pointed out.

(5) With respect to the performance of their duties by the Directors, no illegal act nor any fact which is in violation of the laws and ordinances and the Articles of Incorporation is ascertainable.
We confirm that there is no illegal acts of Directors with respect to transactions between Directors acting on their behaves and the companies which businesses are competitive to the Company, transactions between Directors and the Company in which interests in both parties are contradictory, the provision, free of charge, of profits conducted by the Company, transactions not in the ordinary course of business between its subsidiaries and the Company or between its shareholders and

the Company and acquisition and disposal of the Company's own shares and the like.

May 21, 2004

Board of Corporate Auditors of
Shiseido Co., Ltd.

Standing Corporate Auditor (full-time)
Kazunari Moriya (Seal)
Corporate Auditor (full-time)
Isao Isejima (Seal)
Corporate Auditor
Eiko Oya (Seal)

(Notes)

1. Ms. Oya Eiko is an external Corporate Auditor prescribed in accordance with Article 18, Section 1 of the Law concerning Special Exceptions to the Commercial Code concerning Audit, etc. of Joint-stock Corporations (Kabushiki Kaisha).
2. Mr. Masami Kogayu, Corporate Auditor, did not execute this Audit Report due to his death on March 16, 2004.

Consolidated Information (Reference)

1. The Shiseido Group (At March 31, 2004)

The Shiseido Group consists of 92 companies including the parent company. These companies are mainly engaged in the manufacture and sale of cosmetics, toiletries, beauty salon products, food and pharmaceuticals. Their business activities also include research and development and other services related to their businesses.

The positioning of various members of the Shiseido Group and their business categories are shown in the table below.

Business Category	Main Activities	Principal Consolidated Subsidiaries and Affiliates in Equity Method	
Cosmetics	Manufacture and sale of cosmetics and cosmetics application items	Domestic	Shiseido Company, Ltd. Shiseido Sales Co., Ltd. Shiseido FITIT Co., Ltd. Shiseido Asia Pacific Co., Ltd. 17 other companies (TOTAL: 21 companies)
		Overseas	Shiseido International Corporation Shiseido Europe S.A. Shiseido Cosmetics (America) Ltd. Shiseido America Inc. Shiseido Deutschland GmbH Beauté Prestige International S.A. Shiseido International France S.A.S. Shiseido Dah Chong Hong Cosmetics Ltd. Taiwan Shiseido Co., Ltd. Shiseido Liyuan Cosmetics Co., Ltd. 35 other companies (TOTAL: 45 companies)
Toiletries	Manufacture and sale of toiletries	Domestic	Shiseido Company, Ltd. FT Shiseido Co., Ltd. Mieux Products Co., Ltd. 2 other companies (TOTAL: 5 companies)
		Overseas	Taiwan FTS Co., Ltd. (TOTAL: 1 company)

Others	Manufacture and sale of beauty salon products, food and pharmaceuticals Sale of clothing and accessories Restaurant business Real estate management and sale	Domestic	Shiseido Company, Ltd. The Ginza Co., Ltd. Shiseido Parlour Co., Ltd. Shiseido Beauty Salon Co., Ltd. Shiseido Real Estate Development Co., Ltd. 12 other companies (TOTAL: 17 companies)
		Overseas	Zotos International, Inc. 4 other companies (TOTAL: 5 companies)

Notes: 1. The parent company, which engages in multiple businesses, is included in the totals for principal companies under the each business category.

2. Other than the above, there are five equity-method affiliates, as well as eight non-consolidated subsidiaries and one affiliate for which equity method is not applicable.

3. On April 1, 2003, Osaka Shiseido and Shiseido Kako merged with the parent company (simple merger), and thus no longer exist.

2. Summary of Consolidated Balance Sheets (At March 31, 2004)

(Millions of yen)

	Amount		Amount
ASSETS		LIABILITIES	
Current Assets:	**264,175**	**Current Liabilities:**	**176,608**
Cash and Time Deposits	39,204	Notes and Accounts Payable	55,330
Notes and Accounts Receivable	109,546	Bond Redeemable within 1 Year	32,522
Short-Term Investments in Securities	22,349	Short-Term Bank Loans	15,156
Inventories	65,707	Accrued Amount Payable	41,354
Deferred Tax Assets	18,555	Income Tax Payable	4,460
Other Current Assets	10,320	Other Current Liabilities	27,784
Less: Allowance for Doubtful Accounts	△1,507	**Long-Term Liabilities:**	**64,785**
		Corporate Bonds	12,023
Fixed Assets:	**362,555**	Long-Term Borrowings	6,456
Tangible Fixed Assets:	**167,645**	Reserve for Employees' Retirement	
Buildings and Structures	69,653	Benefits	40,788
Machinery, Equipment and Vehicles	17,342	Reserve for Directors' Retirement	
Fixtures and Fittings	18,495	Bonuses	849
Land	60,715	Other Long-Term Liabilities	4,667
Construction in Progress	1,438	**Total Liabilities**	**241,394**
Intangible Fixed Assets:	**55,745**	MINORITY INTERESTS	
Goodwill	23,474	**Minority Interests**	**10,786**
Consolidation Adjustment Accounts	2,186	SHAREHOLDERS' EQUITY	
Other Intangible Fixed Assets	30,084	**Capital Stock**	**64,506**
Investments and Other Assets:	**139,164**	**Additional Paid-in Capital**	**70,258**
Investments in Securities	59,439	**Earned Surplus**	**260,493**
Deferred Tax Assets	30,343	**Other Securities Evaluation**	**7,208**
Other Investments	49,715	**Differential**	**△13,440**
Less: Allowance for Doubtful		**Exchange Adjustment Accounts**	
Accounts	△333	**Less: Treasury Stock**	**△14,475**
		Total Shareholders' Equity	**374,549**
TOTAL ASSETS	**626,730**	**TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY**	**626,730**

3. Summary of Consolidated Statements of Income (Year ended March 31, 2004)

(Millions of yen)

	Amount
Net Sales	**624,248**
Cost of Sales	209,043
Selling, General and Administrative Expenses	376,152
Income from Operations	**39,052**
Other Income	5,027
Other Expenses	8,227
Ordinary Income	**35,852**
Extraordinary Income	28,914
Extraordinary Loss	12,031
Income before Income Taxes	**52,735**
Income Taxes	8,240
Adjustment for Corporate Tax, etc.	14,893
Less: Minority Interests in Net Income of Consolidated Subsidiaries	2,060
Net Income	**27,541**

Reference Materials Concerning the Exercise of Voting Rights

1. Total number of voting rights held by shareholders: 408,474
2. Items of Business and Matters for Reference:

First Item of Business: Approval of the Proposed Appropriation of Retained Earnings for the 104th Business Term

The proposal for appropriation of retained earnings is as stated on page [36] of the Notice of Convocation in this translated material.

Our "total shareholder return" policy emphasizes maximizing returns to shareholders through direct means, in addition to generating medium- and long-term share price gains. To this end, in allocating cash flows from operations we prioritize strategic investments linked to renewed growth, and stable dividends and flexible implementation of share buybacks.

The Company would like to appropriate the profits for this Term in light of these results, the full distribution of net income to our shareholders, and the promotion of active and flexible management activities in the future.

As the cash dividend for the Term, we propose increasing dividends by ¥1 per share from the preceding Term to ¥11 per share, bringing the total annual dividends for the Term to ¥22 per share including interim dividends which were increased by ¥1 to ¥11.

Second Item of Business: Amendment to a Part of the Articles of Incorporation

1. The background to the amendments

(1) Establishment of provision regarding purchase of own shares

As a result of the enactment of the "Law regarding Partial Amendments to the Commercial Code and the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Joint-stock Companies (Kabushiki-Kaisha)" (Law No. 132, 2003) which took effect on September 25, 2003, a company is able to purchase its own shares upon resolution of its board of directors pursuant to the provisions of the company's Articles of Incorporation.

The Company will incorporate new provisions as Article 6 in its current Articles of Incorporation to enable it to make returns to shareholders as well as to take flexible managerial measures, including capital policies, in response to changes in economic conditions and the Company's performance.

(2) Deletion as a result of a resolution abolishing the retiring bonus system for officers

The Company's Board of Directors resolved at its meeting held on March 31, 2004 to abolish the retiring bonus system for officers, which was perceived as inflexible, and will be effective from the date of this Ordinary General Meeting of Shareholders. Thus, the Company will delete the term "retiring bonuses" from Articles 23 and 30, which stipulated retiring bonuses be granted to Directors and Corporate Auditors of the Company. The numbers of the Articles after Article 6 of the current Articles of Incorporation will be renumbered accordingly, and Articles 23 and 30 will be renumbered as Articles 24 and 31 respectively.

2. Details of the amendments
Details of the amendments are as follows;

(Underlined parts are amended)

Before amendment	After amendment
(Newly provided)	Article 6. (Acquisition by the Company of its own shares) By resolution of the Board of Directors, the Company may purchase its own shares pursuant to the provision of Article 211-3, paragraph 1, item 2 of the Commercial Code of Japan.
Article 6. to Article 22. [Descriptions omitted]	Article 7. to Article 23. [Not amended]
Article 23. (Remuneration and retiring bonuses) Remuneration and retiring bonuses of Directors shall be determined by the general meeting of shareholders.	Article 24. (Remuneration) Remuneration of Directors shall be determined by the general meeting of shareholders.
Article 24. to Article 29. [Descriptions omitted]	Article 25. to Article 30. [Not amended]
Article 30. (Remuneration and retiring bonuses) Remuneration and retiring bonuses of Corporate Auditors shall be determined by the general meeting of shareholders.	Article 31. (Remuneration) Remuneration of Corporate Auditors shall be determined by the general meeting of shareholders.
Article 31. to Article 34. [Descriptions omitted]	Article 32. to Article 35. [Not amended]

Third Item of Business: Election of Seven (7) Directors

In order to attach greater importance to the management responsibility of Directors and to have you, our shareholders, confirm your confidence in the Directors each year, the term of office of Directors is stipulated to be one year pursuant to the Articles of Incorporation.

Pursuant to the Articles of Incorporation, the term of office of all of the seven (7) Directors will expire at the close of this meeting. Therefore, it is proposed that seven (7) Directors be elected.

The candidates therefor are as follows;

(Candidates for Directors)

No	Name (Date of birth)	Career summary (If being the representative of any other company, a description is provided.)	Number of shares of the Company owned
1	Morio Ikeda (December 25, 1936)	Apr. 1961: Joined the Company Jun. 1990: Director General Manager, Executive Department Jun. 1995: Executive Director Jun. 1997: Representative Director [incumbent] Senior Executive Director Jun. 2000: Executive Vice President Jun. 2001: President & Chief Executive Officer [incumbent]	51,000
2	Shigeo Shimizu (September 22, 1939)	Apr. 1958: Joined the Company Jun. 1989: Director General Manager, Corporate Planning Department Jun. 1993: Executive Director Jun. 1996: Representative Director [incumbent] Senior Executive Director Jun.2001: Vice President / Corporate Senior Executive Officer [incumbent]	13,000
3	Toshimitsu Kobayashi (June 24, 1948)	Apr. 1971: Joined the Company Apr. 1999: General Manager of Nagoya Branch of Shiseido Cosmetics Sales Co., Ltd. June 2002: Corporate Executive Officer Director and General Manager of Osaka Branch of Shiseido Sales Co., Ltd. Apr. 2004: Corporate Executive Officer [incumbent] Chief Officer of Cosmetics Business Division [incumbent] Director, President and CEO of Shiseido Sales Co., Ltd. [incumbent] Current representation of other company: President and Director of Shiseido Sales Co., Ltd.	2,000

4	Takeshi Ohori (May 21, 1942)	Apr. 1966: Joined the Company Jun. 1992: General Manager, Financial Department Jun. 1997: Director [incumbent] Jun. 2001: Corporate Executive Officer [incumbent] Chief Officer, Corporate Resources Division Apr. 2004: Responsible for Investor Relations, Finance, Strategic Information System Planning [incumbent]	8,100
5.	Kimie Iwata (April 6, 1947)	Apr. 1971: Entered the Ministry of Health, Labour and Welfare Apr. 1991: Director, Welfare Division, Worker's Welfare Department, Labour Relations Bureau Jun. 1992: Director, Policy Planning Division, Women's Bureau Jul. 1994: Director, International Labour Affairs Division, Minister's Secretariat Jun. 1995: Director, Personnel Affairs Division, Minister's Secretariat Jul. 1996: Ministerial Councilor (Human Resources Development), Minister's Secretariat Oct. 1998: Assistant Minister of Labour Jan. 2001: Director-General, Equal Employment, Children and Families Bureau, Ministry of Health, Labour and Welfare Dec. 2003: Corporate Advisor [full-time] of Shiseido Co., Ltd. [incumbent] Apr. 2004: General Manager of CSR Department [incumbent]	2,000

6	Masaaki Komatsu (January 4, 1947)	Apr. 1969: Joined the Company Jun. 1996: Director & President, Shiseido International France SAS Dec. 2000: Director & President, Shiseido Kako Co., Ltd. Jun. 2001: General Manager, Production Strategic Planning Department, Production Division Jun. 2002: General Manager, International Business Planning Department, International Operations Division Jan. 2003: General Manager, International Business Planning Department, International Operations Headquarters Jun. 2003: Director [incumbent] Corporate Officer [incumbent] Apr. 2004: General Manager of International Business Division [incumbent]	3,000
7	Shinzo Maeda (February 25, 1947)	Apr. 1970: Joined the Company Jun. 1996: General Manager, New Cosmetic Marketing Department, Cosmetics Marketing Division Jun. 1997: General Manager, International Business Department (I) and International Strategic Marketing Department, International Operations Division Dec. 1997: Chief Officer, Asia-Pacific Headquarters, International Operations Division Jan. 2000: General Manager, International Marketing Department, Self-selection Products, Cosmenity Value Creation Division Apr. 2001: General Manager, Training Department, Cosmetics Strategic Planning Division Jan. 2003: General Manager, Corporate Planning Department Jun. 2003: Director [incumbent] Corporate Officer [incumbent] Apr. 2004: General Manager of Corporate Planning Department [incumbent]	3,000

Note: (1) (As of May 21, 2004,) Ms. Kimie Iwata's assumption of the office is subject to the regulatory approval required under the National Public Service Law. The

Company is currently making every effort to get the approval prior to this ordinary general meeting of shareholders.

(2) Each candidate for Directors has no special interests in the Company.

Fourth Item of Business: Election of Two (2) Corporate Auditors

The term of office of Corporate Auditor Ms. Eiko Ohya will expire at the close of this Ordinary General Meeting of Shareholders. Also, former Corporate Auditor Mr. Masami Kogayu passed away on March 16, 2004 and this vacancy needs to be filled. Therefore, it is proposed that two (2) Corporate Auditors be elected.

With regard to the proposal of this item of Business at this meeting, the consent of the Board of Corporate Auditors has been obtained.

The candidates are as follows;

(Candidates for Corporate Auditors)

Name (Date of birth)	Career summary (If being the representative of any other company, a description is provided.)	Number of shares of the Company owned
Eiko Ohya (February 23, 1941)	Jun. 1969: President and Director of Nippon Information Systems, Inc. [incumbent] Dec. 1990: Committee Member of the Government Tax Commission [incumbent] Jan. 1991: External Director of Johnson Japan Mar. 1994: Committee Member of the House of Representatives Members Electoral District Establishment Council Dec. 1994: Committee Member of the Administrative Reform Council Jun. 2001: Corporate Auditor [part-time] of Shiseido Co., Ltd. [incumbent] Jun. 2002: Committee Member of Promotion Committee for the Privatization of the Four Highway-Related Public Corporations Current representation of other company: President and Director of Nippon Information Systems, Inc.	7,000



Hiroshi Yasuda (May 14, 1932)	Apr. 1957: Joined the Ministry of Finance Nov. 1973: Personal Secretary to the Minister of Finance Jan. 1977: Personal Secretary to the Prime Minister Jun. 1988: Deputy Vice Minister of Finance Jun. 1990: Director-General, Budget Bureau Jun. 1991: Administrative Vice Minister of Finance May 1994: Governor, the Export-Import Bank of Japan Oct. 1999: Governor, Japan Bank for International Cooperation Jul. 2002: President, Japan Investor Protection Fund [incumbent]	0

Notes: 1. Ms. Eiko Ohya and Mr. Hiroshi Yasuda are candidates for external Corporate Auditors set forth in Article 18, Section 1 of the Law concerning Special Exceptions to the Commercial Code concerning Audit, etc. of Joint-stock Corporations (Kabushiki Kaisha).

2. Mr. Hiroshi Yasuda is a candidate to fill the vacancy created by the former Corporate Auditor Mr. Kogayu.

3. The candidates do not have any special interest in the Company.

Fifth Item of Business: Granting of Retirement Gratuities to Retiring Directors

It is proposed that retirement gratuities be granted to Director Mr. Tadakatsu Saito and Director Mr. Kohei Mori, who will retire from the offices of Director at the close of the current Ordinary General Meeting of Shareholders, for rewarding their services during their terms of office, pursuant to the provisions of the Articles of Incorporation of the Company, and within the amounts to be determined as reasonable in accordance with the prescribed standards of the Company.

We would like to refer entirely decisions regarding the specific amounts, grant dates and manners, etc. of these retiring gratuities to a meeting of the Board of Directors.

The names of the retiring Directors and their career summaries are as provided below.

Name	Career Summary
Tadakatsu Saito	Apr. 1967: Joined the Company Jun. 1997: Director [incumbent] General Manager, Corporate Planning Department Jun. 1998: Chief Officer, Cosmetics Marketing Division Jun. 1999: Executive Director Chief Officer, Cosmetics Value Creation Division Jun. 2001: Corporate Executive Officer Chief Officer, Cosmetics Strategic Planning Division, Cosmetics Business Headquarters Apr.2002: Deputy Chief Officer, Cosmetic Business Headquarters Jan. 2003: Chief Officer, International Operations Headquarters Jun. 2003: Senior Corporate Executive Officer [incumbent] Apr. 2004: Chief Area Managing Officer of China [incumbent]
Kohei Mori	Apr.1970: Joined the Company Jun. 2000: Director [incumbent] General Manager, Corporate Planning Department Jun.2001: Corporate Officer Jan. 2003: Corporate Executive Officer [incumbent] Chief Officer, Cosmetic Business Headquarters [incumbent] Chief Officer, Cosmetics Strategic Business Planning Division Apr. 2004: Chief Area Managing Officer of Tokyo and West Kanto Area [incumbent]

Sixth Item of Business: Granting of Final Retirement Gratuities to Directors and Corporate Auditors due to Abolition of Retirement Bonus System for Directors and Corporate Auditors

Because the Company will abolish its retirement bonus system for officers from the date of this Ordinary General Meeting of Shareholders, it is proposed that final retirement gratuities be granted to the five Directors, subject to their reelection under the Third Item of Business above, those Directors who incumbently hold the office of director, and the two Corporate Auditors, subject to their reelection under the Fourth Item of Business above, as a reward for their services during their terms of offices until the close of the current Ordinary General Meeting of Shareholders, pursuant to the provisions of the Articles of Incorporation of the Company, and within the amounts to be determined as reasonable in accordance with the prescribed standards of the Company.

The grant will be made upon the retirement of each officer, and we would like to refer entirely decisions regarding the specific amounts, grant manners, etc. of these retirement gratuities to a meeting of the Board of Directors as for gratuities to retiring Directors and to consultation among the Corporate Auditors as for gratuities to retiring Corporate Auditors.

The names of the Directors and Corporate Auditors and their career summaries are as provided below;



Name	Career Summary
Morio Ikeda	Apr. 1961: Joined the Company Jun. 1990: Director General Manager, Secretariat Jun. 1995: Executive Director Jun. 1997: Representative Director [incumbent] Senior Executive Director Jun. 2000: Executive Vice President Jun. 2001: President & Chief Executive Officer [incumbent]
Shigeo Shimizu	Apr. 1958: Joined the Company Jun. 1989: Director General Manager, Corporate Planning Department Jun. 1993: Executive Director Jun. 1996: Representative Director [incumbent] Senior Executive Director Jun.2001: Vice President / Corporate Senior Executive Officer [incumbent]
Takeshi Ohori	Apr. 1966: Joined the Company Jun. 1997: Director [incumbent], General Manager, Financial Department Jun. 2001: Corporate Executive Officer [incumbent] Chief Officer, Corporate Resources Division Apr. 2004: Responsible for Investor Relations, Finance, Strategic Information System Planning [incumbent]
Masaaki Komatsu	Apr. 1969: Joined the Company Jun. 2003: Director [incumbent] Corporate Officer [incumbent] General Manager, International Operations Planning Department, International Operations Headquarters Apr. 2004: General Manager of International Business Division [incumbent]
Shinzo Maeda	Apr. 1970: Joined the Company Jun. 2003: Director [incumbent] Corporate Officer [incumbent] General Manager, Corporate Planning Office Apr. 2004: General Manager of Corporate Planning Department [incumbent]
Kazunari Moriya	Apr. 1965: Joined the Company Jun. 2002: Standing Corporate Auditor [full-time][incumbent]
Isao Isejima	Apr. 1970: Joined the Company Jun. 2003: Corporate Auditor [full-time][incumbent]
Eiko Ohya	Jun. 2001: Corporate Auditor [part-time] [incumbent]

Seventh Item of Business: Issuance of Stock Acquisition Rights as Stock Options

The Company would like to ask you to approve the issuance of stock acquisition rights on specifically favorable conditions to parties other than shareholders as follows pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan.

We would like you to approve the issuance of stock acquisition rights to parties other than shareholders on specifically favorable conditions according to the outline below.

1. Reason for issue of stock acquisition rights:

The Company will issue, free of charge, stock acquisition rights for the purpose of stock option plan in order to afford incentives to and raise the morale of the directors, corporate officers and employees of the Company and its related group companies to contribute to achieving much improved results and secure good human resources and thus to increase the market value of the whole Shiseido Group.

2. Outline of the issuance of stock acquisition rights:

(1) Qualified grantees of stock acquisition rights:
Directors, corporate officers and employees of the Company and its related group companies.

(2) Class and number of shares to be issued or transferred upon exercise of stock acquisition rights:
Not exceeding 1,200,000 shares of common stock of the Company.
Provided, however, that in the event that the Company divides or consolidates its shares, the said number of shares to be issued or transferred upon exercise of the stock acquisition rights shall be adjusted according to the division/consolidation ratio, in accordance with the following formula. Such adjustment shall be made only to the number of shares in respect of which the said stock acquisition rights have not been exercised then, with any fraction of one share occurring upon such adjustment discarded.

Number of shares as adjusted	=	Number of shares before adjustment	X	Division/consolidation ratio (Split / Reverse Split ratio)

If the Company merges with another company, consummates company division or carries out any other activity necessitating the number of allotted shares to be adjusted, the number of allotted shares shall be adjusted to a reasonable extent, taking into consideration the terms and conditions of the merger, company division or other activity.

(3) Total number of stock acquisition rights to be issued:
Not exceeding 1,200 rights (Number of shares to be issued or transferred for each stock acquisition right: 1,000 shares).
Provided, however, that in case of an adjustment to the number of shares as set forth in item (2) above, the adjustment shall be made similarly for that number of shares.

(4) Issue price of a stock acquisition right:
Free of charge.

(5) Amount to be paid in upon exercise of a stock acquisition right:
A paid-in amount per share issued or transferred as a result of the exercise of each stock acquisition right shall be at least the average of the daily closing prices (regular way) of the Company's shares on the Tokyo Stock Exchange for 20 days

(exclusive of any day on which transactions are not validly made) from the date immediately preceding the issue date of the stock acquisition right, with any fraction of one yen rounded up to the nearest one yen, but shall be not more than such average of the closing price multiplied by 1.05, with any fraction of one yen rounded up to the nearest yen, as determined by the Board of Directors; provided, however, that such paid-in amount shall not fall below the closing price on the issue date of the stock acquisition right at any time.
In the event that the Company divides or consolidates its shares after the issuance of the stock acquisition rights, the said paid-in amount shall be adjusted according to the division/consolidation ratio, in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in amount as adjusted} = \text{Paid-in amount before adjustment} \times \frac{1}{\text{Division/consolidation ratio (Split / Reverse Split ratio)}}$$

In the event that the Company issues or transfers new shares at a paid-in price lower than the current market price (exclusive of the issuance of new shares upon exercise of stock acquisition rights), the said paid-in amount shall be adjusted in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in amount as adjusted} = \text{Paid-in amount before adjustment} \times \frac{\text{Number of shares outstanding} + \dfrac{\text{Number of newly issued shares} \times \text{Paid-in price per share}}{\text{Current market price before the issuance of new shares}}}{\text{Number of shares outstanding} + \text{Number of newly issued shares}}$$

(6) Stock acquisition right exercise period:
From October 1, 2004 to June 28, 2014

(7) Terms and conditions of the exercise of stock acquisition rights:
   (a) Any grantee of stock acquisition rights shall remain in office as director, corporate officer or employee of the Company or its related group companies when he/she exercises the rights, unless he/she leaves office upon expiration of the Term of office or due to his/her mandatory retirement age or any other good reason.
   (b) If any grantee of stock acquisition rights deceased during the stock acquisition right exercise period, only one heir to him/her shall be entitled to succeed to his/her rights and no one can succeed to such heir.
   (c) Any other term and condition shall be governed by a "contract of granting stock acquisition rights" to be entered into between the Company and the relevant grantee of the rights according to the resolutions to be adopted at the

Ordinary General Meeting of Shareholders and a meeting of the Board of Directors for the issuance of the stock acquisition rights.

(8) Events and conditions to cancel stock acquisition rights:

(a) In the event that a proposition for the approval of a merger agreement under which the Company shall be merged, a share exchange agreement under which the Company shall become a wholly-owned subsidiary or a share transfer is approved at a General Meeting of Shareholders, the Company shall cancel the stock acquisition rights without consideration.

(b) In the event that any grantee of stock acquisition rights fails to exercise his/her stock acquisition rights as he/she leaves office as director, corporate officer or employee of the Company or its related group companies before he/she does so, the Company shall cancel his/her stock acquisition rights without consideration.

(c) In the event that any grantee of stock acquisition rights fails to exercise his/her stock acquisition rights during the stock acquisition right exercise period stipulated in a "contract of granting stock acquisition rights", the Company shall cancel his/her stock acquisition rights without consideration.

(9) Restriction on a transfer of stock acquisition rights:
Any transfer of stock acquisition rights shall be subject to the approval of the Board of Directors.

- End -

FILE NO. 82-3311

(Translation)

June 29, 2004

To the Shareholders:

NOTICE OF RESOLUTIONS OF
THE 104TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that at the 104th Ordinary General Meeting of Shareholders of the Company held on June 29, 2004, report was made and resolutions were adopted as described below.

Yours very truly,

Morio Ikeda
President & CEO
(Representative Director)

SHISEIDO CO., LTD.
5-5, Ginza 7-chome,
Chuo-ku, Tokyo 104-0061

Description

Matters for reporting:

Report on the Non-Consolidated Balance Sheet as of March 31, 2004 and the Business Report and the Non-Consolidated Statement of Income for the 104th Business Term (from April 1, 2003 to March 31, 2004).

The particulars of the above financial statements were reported to the meeting.

Matters for Resolution:

First Item of Business: Approval of the Proposed Appropriation of Retained Earnings for the 104th Business Term

The proposition was approved and adopted as proposed. The dividends were determined to be ¥11 per share, an increase of ¥1 per share from the preceding business term. Consequently, the annual dividends for the business term amounts to ¥22 per share, including the interim dividend of ¥11 per share, which was also an increase of ¥1 per share from the preceding business term.

Second Item of Business: Amendment to a Part of the Articles of Incorporation

The proposition was approved and adopted as proposed. The particulars of the amendment are shown on page 4.

Third Item of Business: Election of Seven (7) Directors

The proposition was approved and adopted as proposed. Messrs. Morio Ikeda, Shigeo Shimizu, Takeshi Ohori, Masaaki Komatsu and Shinzo Maeda, were re-elected as Directors and assumed office, and Messrs. Toshimitsu Kobayashi and Kimie Iwata were newly elected as Directors and assumed office.

Fourth Item of Business: Election of Two (2) Corporate Auditors

The proposition was approved and adopted as proposed. Ms. Eiko Ohya was re-elected as Corporate Auditor and assumed office, and Mr. Hiroshi Yasuda was newly elected as Corporate Auditor and assumed office.

Ms. Eiko Ohya and Mr. Hiroshi Yasuda are external Corporate Auditors as set forth in Article 18, paragraph 1 of the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Joint Stock Corporations of Japan. Mr. Hiroshi Yasuda was elected to fill the vacancy created by former Corporate Auditor the late Mr. Masami Kogayu.

Fifth Item of Business: Granting of Retirement Gratuities to Retiring Directors

It was approved and adopted as proposed that the retirement gratuities be granted to former Directors, Messrs. Tadakatsu Saito and Kohei Mori, who respectively retired at the close of this Ordinary General Meeting of Shareholders, for rewarding their services during their terms of office within reasonable amounts in accordance with the prescribed standards of the Company and that the determination of the actual amount and the time and method of presentation, etc. thereof be left to the Board of Directors.

Sixth Item of Business: Granting of Final Retirement Gratuities to Directors and Corporate Auditors due to Abolition of Retirement Bonus System for Directors and Corporate Auditors

The proposition was approved and adopted as proposed that as a result of the abolition of the Company's retirement bonus system for officers from the date of this Ordinary General Meeting of Shareholders, final retirement gratuities be granted to Directors, Messrs. Morio Ikeda, Shigeo Shimizu, Takeshi Ohori, Masaaki Komatsu and Shinzo Maeda, and Corporate Auditors, Messrs. Kazunari Moriya and Isao Isejima and Ms. Eiko Ohya, as a reward for their services during their terms of offices until the close of the current Ordinary General Meeting of Shareholders within reasonable amounts in accordance with the prescribed standards of the Company, that the grant be made upon the retirement of each officer and that the determination of the actual amount and the time and method of presentation, etc. thereof be left to the Board of Directors in respect of the Directors and the mutual consultation of the Corporate Auditors in respect of the Corporate Auditors, respectively.

Seventh Item of Business: Issuance of Stock Acquisition Rights as Stock Options

The proposition was approved and adopted as proposed. The Company now is allowed to issue, free of charge, not exceeding 1,200 stock acquisition rights (1,200,000 shares of common stock of the Company) as stock options to the directors, corporate officers and employees of the Company and its related group companies, in accordance with a resolution of its Board of Directors.

Particulars of the amendment to the Articles of Incorporation (Second Item of Business)

(Underlined parts are amended)

Before amendment	After amendment
(Newly provided)	Article 6. (Acquisition by the Company of its own shares) By resolution of the Board of Directors, the Company may purchase its own shares pursuant to the provision of Article 211-3, paragraph 1, item 2 of the Commercial Code of Japan.
Article 6. to Article 22. [Descriptions omitted]	Article 7. to Article 23. [Not amended]
Article 23. (Remuneration and retiring bonuses) Remuneration and retiring bonuses of Directors shall be determined by the general meeting of shareholders.	Article 24. (Remuneration) Remuneration of Directors shall be determined by the general meeting of shareholders.
Article 24. to Article 29. [Descriptions omitted]	Article 25. to Article 30. [Not amended]

Before amendment	After amendment
Article 30. (Remuneration and retiring bonuses) Remuneration and retiring bonuses of Corporate Auditors shall be determined by the general meeting of shareholders.	Article 31. (Remuneration) Remuneration of Corporate Auditors shall be determined by the general meeting of shareholders.
Article 31. to Article 34. [Descriptions omitted]	Article 32. to Article 35. [Not amended]

-END-

Officers after the 104th Ordinary General Meeting of Shareholders

As a measure to strengthen the rules of corporate governance, in June 2001, the Company introduced a system of corporate officers to strengthen the decision-making and supervisory functions of its Board of Directors and clarify the responsibilities for execution of business of the Shiseido Group as a whole.

At the meeting of the Board of Directors held following the close of this Ordinary General Meeting of Shareholders, two (2) Representative Directors and 32 Corporate Officers were elected and assumed office, respectively:

As a result, the following Representative Directors, Directors, Corporate Officers and Corporate Auditors are currently in office:

Position	Name	Duty and Major Occupation
Representative Director President & CEO	Morio Ikeda	CEO and COO
Representative Director Vice President / Corporate Senior Executive Officer	Shigeo Shimizu	CPG (Corporate Policy Governor)
Director Corporate Executive Officer	Toshimitsu Kobayashi	Chief Officer of Cosmetics Business Division and President & CEO of Shiseido Sales Co., Ltd.
Director Corporate Executive Officer	Takeshi Ohori	Responsible for Investor Relations, Finance, Strategic Information System Planning
Director Corporate Officer	Kimie Iwata	General Manager of CSR Department
Director Corporate Officer	Masaaki Komatsu	General Manager of International Business Division
Director Corporate Officer	Shinzo Maeda	General Manager of Corporate Planning Department

Position	Name	Duty and Major Occupation
Corporate Senior Executive Officer	Osamu Hosokawa	Chief Area Managing Officer of Kinki Area
Corporate Senior Executive Officer	Tadakatsu Saito	Chief Area Managing Officer of Chugoku Area
Corporate Executive Officer	Shigeru Akechi	Chief Area Managing Officer of Chubu Area
Corporate Executive Officer	Masami Hamaguchi	Responsible for Production Business, Logistics and Technical
Corporate Executive Officer	Takashi Hibino	Chief Area Managing Officer of Chugoku/Shikoku Area
Corporate Executive Officer	Yoshimaru Kumano	Responsible for R&D Strategy, Product Development and Patent
Corporate Executive Officer	Kohei Mori	Chief Area Managing Officer, Tokyo/Nishi-Kanto Area
Corporate Executive Officer	Seiji Nishimori	Vice Chief Officer of Cosmetic Business Division
Corporate Executive Officer	Keizaburo Suzuki	Responsible for Corporate Culture, Advertising and Public Relations
Corporate Executive Officer	Michihiro Yamaguchi	Responsible for Basic Research and New Business Development
Corporate Executive Officer	Akira Yamauchi	Responsible for Personnel, Executive, Legal, General Affairs, Consumer Information, Beauty Sciences and Beauty Creation
Corporate Officer	Takao Kakizaki	General Manager of Advertising Department
Corporate Officer	Yasuhiko Harada	General Manager of Internal Audit Department
Corporate Officer	Toshihide Ikeda	General Manager of FITIT Marketing Development Department, Cosmetics Business Division
Corporate Officer	Masayuki Ishimaru	Chief Area Managing Officer of Kita-Nihon Area
Corporate Officer	Yoshikuni Miyakawa	Chief Area Managing Officer of Kyushu Area
Corporate Officer	Toshiro Nagaya	General Manager of Production Strategic Planning Department
Corporate Officer	Kiyoshi Nakamura	General Manager of Technical Department

Position	Name	Duty and Major Occupation
Corporate Officer	Tadashi Noguchi	Responsible for Toiletries Business, President & CEO, FT Shiseido Co., Ltd.
Corporate Officer	Kazuko Ohya	General Manager of Beauty Consultant Training Department, Cosmetics Business Division, Responsible for Non-Shiseido Brand Business
Corporate Officer	Kazutoshi Satake	General Manager of Personnel Department
Corporate Officer	Kyoichiro Sato	General Manager of Professional Business Department and Responsible for Boutique Business
Corporate Officer	Takemasa Yamanaka	Chief Area Managing Officer of Higashi-Kanto/Shinetsu Area
Corporate Officer	Yutaka Yamanouchi	General Manager of The Americas Department, International Business Division
Corporate Officer	Eiji Yano	General Manager of Pharmaceutical Business Department, Responsible for Pharmaceutical Business and Fine Chemicals Business
Standing Corporate Auditor (Full-time)	Kazunari Moriya	
Corporate Auditor (Full-time)	Isao Isejima	
Corporate Auditor	Eiko Ohya	President & CEO, Nippon Information Systems, Inc.
Corporate Auditor	Hiroshi Yasuda	President, Japan Investor Protection Fund

(Note) 1. CPG (Corporate Policy Governor) is an officer responsible for aiming at clarification and penetration among all employees of the corporate policy, strategy and of values that need to be co-owned throughout the Company, in order to enable management of the whole Shiseido group to effectively work and strengthen cooperative power.

2. Ms. Eiko Ohya and Mr. Hiroshi Yasuda are external Corporate Auditors set forth in Article 18, paragraph 1 of the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Joint-Stock Corporations of Japan.

Information

1. Dividends for the 104th business term

The dividends for the 104th business term have been determined to be ¥11 per share (the annual dividends for the business term amounts to ¥22 per share, including the interim dividends which were paid previously).

With regard to payment of the dividends for the 104th business term, please confirm the receipt of a "Notice of Postal Transfer Payment" (or "Statement of Dividends" and "Re: Account for Receiving Dividends" if you have already elected to receive payment of dividends by transfer to your bank account) as enclosed herewith.

2. Public notice of financial statements by an electronic method

The balance sheet and the statement of income of the Company are posted on its Website as set forth below, pursuant to the provision of Article 16, paragraph 3 of the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Joint Stock Corporation of Japan and the resolution of the Board of Directors of the Company.

Website of the Company: http://www.shiseido.co.jp/bspl/html/index.htm